
FOCUS ENERGY TRUST


05007191

April 5, 2005


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C. 202 SECTION

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Focus Energy Trust ("Focus") and FET Resources Ltd.
File No. 82-34761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

Document	Date
Press Release – Exchange Ratio on Exchangeable Shares	January 4, 2005
Press Release – Q1 Distributions	January 14, 2005
Press Release – Exchange Ratio on Exchangeable Shares	February 1, 2005
Press Release – Confirmation of Cash Distribution	February 16, 2005
Press Release – 2004 Canadian and U.S. Tax Information	February 28, 2005
Press Release – Exchange Ratio on Exchangeable Shares	March 1, 2005
Notice of the Meeting and Record Date	March 2, 2005
Press Release – 2004 Financial & Operating Results	March 7, 2005
Press Release – Confirmation of Cash Distribution	March 16, 2005
Schedule A to the Articles of Incorporation of FET Resources	
Executive Bonus Plan	
Trust Unit Rights Incentive Plan	August 23, 2002
Support Agreement	August 23, 2002
Trust Indenture	July 15, 2002
Voting and Exchange Trust Agreement	August 23, 2002
Administration Agreement	August 23, 2002
Note Indenture	August 23, 2002
Annual Participation Fee – FET.UN – Form ON13-502F1	December 31, 2004
Annual Participation Fee – FTX – Form ON13-502F1	December 31, 2004
Notice Regarding Annual Information Form	March 30, 2005
Notice of Meeting	March 15, 2005
Press Release – Section 2.2 Filing of AIF	March 30, 2005
MD&A for December 31, 2005	February 28, 2005
Management Information Circular – Proxy Statement	March 15, 2005
Form of Proxy	
Voting Direction for Holders of Exchangeable Shares	
CEO Certification Form 52-109FT1	March 30, 2005
CFO Certification Form 52-109FT1	March 30, 2005

Suite 3250, 205 5th Avenue SW, Calgary, Alberta T2P 3V7
www.focusenergytrust.com Tel: [403] 781-8409 Fax: [403] 781-8408 Email: contact@focusenergytrust.com

Annual Financial Statements 2004	December 31, 2004
Annual Report 2004	
Annual Information Form	March 16, 2005
Certificate of Dissemination to Unitholders	March 31, 2005
Press Release – Exchange Ratio on Exchangeable Shares	April 1, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Please contact me at 403-781-8339 if you have any questions relating to this filing.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.



Carol Knudsen
Manager, Human Resources & Investor Relations

Enclosures


FOCUS
ENERGY TRUST



For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JANUARY 17, 2005

Calgary, January 4, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.27833 to 1.28615. Such increase will be effective on January 17, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2004	1.27833	$0.16	$20.4519	0.00782	January 17, 2005	1.28615

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409


FOCUS
ENERGY TRUST



NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.16 PER UNIT

Calgary, January 14, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the first quarter of 2005 to continue monthly distributions of $0.16 per Trust Unit. Further, Focus has declared a distribution of $0.16 per Trust Unit to be paid on February 15, 2005 in respect of January production, for unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005.

Record Date	Ex-Distribution Date	Distribution Date	Distribution per Unit
January 31	January 27	February 15, 2005	$0.16
February 28	February 24	March 15, 2005	$0.16 (*)
March 31	March 29	April 15, 2005	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The Exchangeable Shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the Exchangeable Shares.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust 3250, 205- 5th Avenue S.W. Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409 Telecopier: (403) 781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


FOCUS
ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE FEBRUARY 15, 2005

Calgary, February 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.28615 to 1.29381. Such increase will be effective on February 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
January 31, 2005	1.28615	$0.16	$20.8747	0.00766	February 15, 2005	1.29381

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409


FOCUS
ENERGY TRUST



NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR MARCH 15, 2005

Calgary, February 16, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of February production of Cdn. $0.16 per trust unit will be paid on March 15, 2005 to unitholders of record February 28, 2005. The ex-distribution date is February 24, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength, and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408




SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C. 202 SECTION

VALIANT
Trust Company

610, 600 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

March 31, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
PEI Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*

Dear Sirs:

Re: Focus Energy Trust
Annual and Special Meeting of Unitholders
To Be Held on May 17, 2004

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual and special meeting material which was mailed to the unitholders of Focus Energy Trust, on **March 30, 2005**.

We trust this is satisfactory.

Yours truly,

"Signed"
Concepcion Jalbuena
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **FOCUS ENERGY TRUST** ("TRUST"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD **MAY 17, 2005**.

I, CONCEPCION JALBUENA, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MARCH 30, 2005**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MARCH 29, 2005, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, COPIES OF EXHIBITS "A" THROUGH "D" AND "F";**

   a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) a copy of the FORM OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2004 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a 2005 NI51-102 MAILING REQUEST FORM TO NON-REGISTERED UNITHOLDERS/SHAREHOLDERS marked EXHIBIT "E" and identified by me.

   (f) a RETURN ENVELOPE marked EXHIBIT "F" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MARCH 30, 2005 TO EACH INTERMEDIARY HOLDING TRUST UNITS WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 30TH DAY OF MARCH 2005.

"PAM ELLIOTT"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006

"Signed"
CONCEPCION JALBUENA


FOCUS ENERGY TRUST


PROCESSING
RECEIVED
APR 1 1 2005
SECTION
202

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE APRIL 15, 2005

Calgary, April 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.30129 to 1.30902. Such increase will be effective on April 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
March 31, 2005	1.30129	$0.16	$20.7034	0.00773	April 15, 2005	1.30902

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409


FOCUS ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C. 202 SECTION

NEWS RELEASE

Calgary, February 28, 2005 — Focus Energy Trust is pleased to provide 2004 tax information for its Canadian and U.S. resident Unitholders.

2004 CANADIAN TAX INFORMATION

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust ("Focus")(FET.UN – TSX) in the preparation of their 2004 T1 Income Tax Return. This summary is directed to a Unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the units as capital property. Other Unitholders are advised to consult with their tax advisor concerning their circumstances.

Trust Units Held Within an RRSP, RRIF or DPSP

NO AMOUNTS are to be reported on the 2004 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.

Trust Units Held Outside of an RRSP, RRIF or DPSP

If the trust units are held through a broker or other intermediary then the Unitholder will receive a T3 Supplementary slip directly from their broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, no later than March 31, 2005.

If the Unitholder is a registered holder, the Unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2004 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2004 and Taxation Treatment

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the Unitholders. Distributions paid to the Unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

For those Unitholders who held their trust units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2004 T1 Income Tax Return.

In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their trust units. This is discussed in more detail below.

The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2004.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Return of Capital Amount
January 31, 2004	February 16, 2004	$0.14	$0.1365	$0.0035
February 29, 2004	March 15, 2004	$0.14	$0.1365	$0.0035
March 31, 2004	April 15, 2004	$0.14	$0.1365	$0.0035
April 30, 2004	May 17, 2004	$0.15	$0.1462	$0.0038
May 31, 2004	June 15, 2004	$0.15	$0.1462	$0.0038
June 30, 2004	July 15, 2004	$0.15	$0.1462	$0.0038
July 31, 2004	August 16, 2004	$0.15	$0.1462	$0.0038
August 31, 2004	September 15, 2004	$0.15	$0.1462	$0.0038
September 30, 2004	October 15, 2004	$0.15	$0.1462	$0.0038
October 31, 2004	November 15, 2004	$0.16	$0.1560	$0.0040
November 30, 2004	December 15, 2004	$0.16	$0.1560	$0.0040
December 31, 2004	January 17, 2005	$0.16	$0.1560	$0.0040
	Total	**$1.800**	**$1.7547**	**$0.0453**

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust units. The adjusted cost base of the units is required in the calculation of a capital gain or capital loss (if capital property to the Unitholder) upon the disposition of the units.

Should a Unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

2004 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual Unitholders of Focus Energy Trust in reporting distributions received from Focus during 2004 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2004.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

Trust Units Held Outside of a Qualified Retirement Plan

For distributions relating to 2004, 100% of the distributions should be considered taxable as dividends to the Unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual Unitholder determine otherwise. Page 20 of the IRS 2004 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

For the non-taxable portion of distributions, if any, ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts over-withheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2004 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

Trust Units Held Within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus trust units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible U.S. income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust units. Holders or potential holders of trust units should consult their tax advisors as to their particular tax consequences of holding Focus trust units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information, please contact:

Bill Ostlund
Vice President & Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408




SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE MARCH 15, 2005

Calgary, March 1, 2005 — FET Resources Ltd. and Focus Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of FET Resources Ltd. from 1.29381 to 1.30129. Such increase will be effective on March 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 28, 2005	1.29381	$0.16	$21.3778	0.00748	March 15, 2005	1.30129

** The increase in the Exchange ratio is calculated by dividing the Focus Energy Trust Distribution per Unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409



VALIANT
Trust Company

310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C.
202
SECTION

March 2, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Administrator of Securities *(via SEDAR)*
P.E.I. Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Focus Energy Trust
CUSIP: 344 15R 108
Annual and Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust.

Issuer:	Focus Energy Trust
CUSIP/ ISIN:	34415R108 / CA34415R1082
Type of Meeting:	Annual and Special Meeting of Unitholders
Meeting Date:	May 17, 2005
Record Date for Notice:	March 29, 2005
Record Date for Voting:	March 29, 2005
Beneficial Ownership Determination Date:	March 29, 2005
Class of Securities Entitled to Receive Notice:	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

"Signed"
Concepcion Jalbuena
Manager, Income Trusts

c.c. Focus Energy Trust
Attn: Mr. Bill Ostlund


FOCUS ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C. 202 SECTION

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES 2004 FINANCIAL & OPERATING RESULTS

CALGARY, March 7, 2005 – Focus Energy Trust ("Focus") (FET.UN – TSX and FTX – TSX) released today its 2004 year-end consolidated financial and operating results.

2004 was a very successful year for Focus. We continued to execute our sustainable business model, add to our inventory of internal development opportunities and acquired strategic assets that are reflective of our tight gas initiatives. All the while, we enjoyed a strong commodity price environment that allowed us to increase distributions twice during the year.

(thousands of dollars, except where indicated)	**Three Months Ended December 31, 2004** [2]	Three Months Ended December 31, 2003 [1]	**Years Ended December 31, 2004** [2]	Years Ended December 31, 2003 [1]	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**$ 39,233**	$ 28,088	**$ 150,173**	$ 119,367	26%
Funds flow from operations [3]	**$ 23,241**	$ 17,129	**$ 89,567**	$ 65,808	36%
Per Total Unit [4]	**$ 0.63**	$ 0.54	**$ 2.49**	$ 2.16	16%
Cash distributions per Trust Unit					
Per Total Unit [5]	**$ 0.48**	$ 0.42	**$ 1.80**	$ 1.665	8%
Payout ratio (per-Unit basis)	**77%**	78%	**72%**	77%	-5%
Net income [1]	**$ 15,451**	$ 10,819	**$ 59,628**	$ 41,446	44%
Per Unit [1]	**$ 0.42**	$ 0.34	**$ 1.66**	$ 1.36	22%
Capital expenditures & acquisitions	**$ 12,516**	$ 4,891	**$ 154,855**	$ 37,026	318%
Long-term debt plus working capital	**$ 81,158**	$ 24,641	**$ 81,158**	$ 24,641	229%
Total Trust Units - outstanding (000's) [6]	**37,223**	31,822	**37,223**	31,822	17%
Weighted average Total Trust Units (000's) [7]	**37,163**	31,759	**35,903**	30,493	18%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,903**	2,278	**1,996**	2,354	-15%
NGLs (bbls/d)	**724**	460	**669**	485	38%
Natural gas (mcf/d)	**43,080**	32,476	**42,706**	34,254	25%
Barrels of oil equivalent (@ 6:1)	**9,807**	8,151	**9,782**	8,548	14%
Average net product prices realized [8]					
Crude oil (CDN$/bbl)	**$ 41.28**	$ 37.20	**$ 40.43**	$ 40.74	-1%
NGLs (CDN$/bbl)	**$ 48.48**	$ 29.66	**$ 43.73**	$ 34.24	28%
Natural gas (CDN$/mcf)	**$ 6.64**	$ 5.78	**$ 6.41**	$ 5.55	16%
Netback per BOE					
Revenue [8]	**$ 40.82**	$ 35.15	**$ 39.27**	$ 35.41	11%
Royalties, net of ARTC	**$ (9.36)**	$ (8.48)	**$ (9.52)**	$ (9.78)	-3%
Production expenses	**$ (3.76)**	$ (3.70)	**$ (3.29)**	$ (3.39)	-3%
Netback	**$ 27.71**	$ 22.97	**$ 26.46**	$ 22.24	19%
Wells drilled					
Gross	**8**	10	**24**	23	4%
Net	**5.8**	4.1	**14.6**	9.3	57%
Success rate	**100%**	100%	**96%**	96%	-

TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 21.39**	$ 15.40	**$ 21.39**	$ 15.30	
Low	**$ 18.08**	$ 13.12	**$ 12.90**	$ 10.05	
Close	**$ 19.97**	$ 15.00	**$ 19.97**	$ 15.00	33%
Daily average trading volume	**139,144**	74,437	**112,677**	87,848	28%
RESERVES					
Proven plus probable [9]					
Crude oil (Mbbls)			**5,697**	6,498	-12%
NGLs (Mbbls)			**3,387**	2,037	66%
Natural gas (Mmcf)			**194,462**	126,360	54%
Barrels of oil equivalent (Mboe/d @ 6:1)			**41,495**	29,595	40%
Reserve life index of proven plus probable [10]			**10.6**	9.8	8%
Gas weighting of proven plus probable reserves			**78%**	71%	7%
Proven reserves/proven plus probable reserves			**76%**	77%	-1%

(1) Financial results for 2003 have been restated for changes in accounting policies related to Asset Retirement Obligations and Transportation System Charges as described in Note 2 of the financial statements.

(2) Financial results previously reported for the first three quarters of 2004 have been restated for changes in accounting policies related to Transportation System Charges as described in Note 2 of the financial statements.

(3) Funds flow from operations ("funds flow" before changes in non-cash working capital) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

(4) Based on the weighted average Total Units outstanding for the period (see Notes 9 and 10).

(5) Based on the number of Total Units outstanding at each cash distribution date (see Note 9).

(6) Total Units being Trust Units and Exchangeable Shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio was 1.27833 at December 31, 2004 and 1.16718 at December 31, 2003.

(7) Weighted average Total Units including Trust Units and Exchangeable Shares converted at the average exchange ratio (see Note 9).

(8) Settlements for financial hedging instruments net of transportation system charges.

(9) Reserve numbers are total proved plus probable company working interest reserves before deduction of royalties and without including any royalty interests as defined in National Instrument 51-101.

(10) Reserve life index is calculated by dividing year-end reserves by the forward year production estimate from the reserve reports.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. **Readers are cautioned that net present value of reserves does not represent fair market value of reserves.**

2004 HIGHLIGHTS

- Focus Units realized a 45% total annualized return in 2004. This makes Focus one of the top performing oil and gas trusts.
- Monthly distributions increased from $0.14 per Unit at the start of the year to $0.16 per Unit in the final quarter.
- Funds flow from operations per Unit increased 16% on a year-over-year basis.
- We successfully completed two strategic gas acquisitions. One of these acquisitions increased our presence at Tommy Lakes and the other provided us with a unique opportunity to grow a new tight gas core area with year-round access.
- Our capital program including acquisitions resulted in a 432% replacement of our annual production based on proven plus probable reserves.
- Year-over-year proven plus probable company gross reserves increased 40%. On a per-Unit basis, proven plus probable reserves increased by 20%.
- Net asset value per Unit increased 41% on a year-over-year basis, driven by significant increases in reserves per Unit and stronger commodity price forecasts.
- Our reserve life index on a proven plus probable basis has increased from 9.8 years to 10.6 years.
- Proven plus probable, finding, development and acquisition costs of $11.38 per BOE (including future capital) represent a recycle ratio of 2.3.
- Operating costs of $3.29 per boe decreased slightly from last year but have fundamentally held constant since the inception of the Trust 2 1/2 years ago.
- Our sustainable business model allowed us to retire $2.0 million dollars of debt after funding the Trust's distributions, capital and reclamation fund expenditures from cash flow.

YEAR-END RESERVES

Based on independent engineering evaluations conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") and McDaniel and Associates Consultants Ltd. ("McDaniel") effective December 31, 2004, Focus had proved plus probable reserves of 41.5 mmboe, an increase of 40 percent from the 29.6 mmboe recorded at December 31, 2003. Year-end reserves were evaluated in accordance with National Instrument 51-101 ("NI 51-101"). Full tabular data relating to reserves, net present values, price forecasts and reserve addition costs is presented in **Appendix B**.

Paddock and McDaniel evaluated 100 percent of the Trust's reserves. The portion of the evaluation conducted by Paddock represented 87 percent of the proved plus probable reserves and 84 percent of the associated future net revenue discounted at 10 percent. The remaining reserves and associated future net revenue were evaluated by McDaniel. The Paddock December 31, 2004 price forecast was used in the future net revenue determinations for both evaluations. The Trust's Reserves Committee, comprised of independent and qualified directors of the Trust, has reviewed and approved the reports prepared by Paddock and McDaniel and other pertinent reserves data.

Proved developed producing reserves represent 54 percent of proved plus probable reserves, while total proved reserves represent 76 percent of total proved plus probable reserves. On a BOE basis, total proved plus probable reserves are comprised of 78 percent natural gas, 14 percent light crude oil and 8 percent natural gas liquids. On a proven basis, technical revisions were positive 1.1 mmboe, or approximately 5 percent of the opening balance. On a proved plus probable basis, technical revisions were positive 0.8 mmboe, or 3 percent of the opening balance. In both cases, the revisions were due to performance changes on producing properties.

Net Present Value of Future Net Revenue

The estimated net present value of Focus' crude oil, natural gas and natural gas liquids reserves was evaluated using Paddock's December 31, 2004 price forecast prior to provision for income taxes, interest, debt service charges and general and administrative expenses. At a 10 percent discount rate, the net present value of the Trust's proved plus probable reserves was $488 million. Proved producing and total proved reserves make up respectively 66 percent and 83 percent of the total proved plus probable value.

Reserve Life Index

Focus' proved plus probable RLI at year-end 2004 increased to 10.6 years from 9.8 years at year-end 2003. The Trust's proved year-end 2004 RLI increased to 8.4 years from 7.7 years at year-end 2003. These RLIs are calculated using period-end reserves and forward-year forecast production from the reserves report.

Reserve Addition Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. On a proved plus probable basis, Focus' 2004 reserve addition costs were $11.38 per BOE including acquisitions and divestitures or $15.99 per BOE excluding acquisitions and divestitures. On a total proven basis, 2004 reserve addition costs were $13.87 per BOE including acquisitions and divestitures or $18.40 per BOE excluding acquisitions and divestitures. At year-end, total estimated FDC was $47.5 million for proven reserves and $63.8 million for proven plus probable reserves.

Net Asset Value

The following net asset value ("NAV") table shows what is commonly referred to as a "produce out" NAV calculation before tax. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV at December 31, 2004

($thousands except per-Unit amounts)	Paddock Price Forecast	Constant Price Forecast
Value of proved plus probable reserves discounted at 10%	487,795	520,608
Undeveloped lands	3,490	3,490
Net debt including working capital	(81,158)	(81,158)
Reclamation fund	1,923	1,923
Net abandonment, reclamation & salvage[(1)]	(300)	(179)
Net asset value	411,750	444,684
Total Units outstanding (thousands)	37,223	37,223
Per Total Unit	$11.06	$11.95

(1) In addition to abandonment and reclamation liability already included in reserve reports

Net asset value per Unit increased 41% on a year-over-year basis, driven by significant increases in reserves per Unit and stronger commodity price forecasts.

RESULTS OF OPERATIONS

The following is a discussion and analysis of the operating and financial results of Focus for the three months and year ended December 31, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated February 28, 2005 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.**

The consolidated financial statements and accompanying notes for the quarter and year ended December 31, 2004 are attached as **Appendix A.**

Throughout this discussion, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

Operations Summary	**Three Months Ended December 31,**		**Years Ended December 31,**		
	2004	2003	**2004**	2003	Change
Average daily production					
Barrels of oil equivalent (@ 6:1)	**9,807**	8,151	**9,782**	8,548	14%
% Natural gas	**73%**	66%	**73%**	67%	9%
Average product prices realized [1]					
Crude oil (CDN$/bbl) sales	**$ 56.33**	$ 39.17	**$ 51.43**	$ 42.69	20%
Financial hedging settlements (CDN$/bbl)	**$ (15.05)**	$ (1.96)	**$ (11.01)**	$ (1.95)	464%
	$ 41.28	$ 37.20	**$ 40.43**	$ 40.74	-1%
NGLs (CDN$/bbl)	**$ 48.48**	$ 29.66	**$ 43.73**	$ 34.24	28%
NGL price / Crude oil price	**86%**	76%	**85%**	80%	6%
Natural gas (CDN$/mcf) sales	**$ 7.25**	$ 6.25	**$ 7.02**	$ 6.96	1%
Transportation system charges	**$ (0.61)**	$ (0.45)	**$ (0.61)**	$ (0.60)	2%
Financial hedging settlements (CDN$/mcf)	**$ -**	$ (0.02)	**$ -**	$ (0.82)	-100%
	$6.64	$5.78	**$6.41**	$5.55	16%
Reference prices & differential to Focus price, net to transportation					
Crude oil (Edm. Light Price CDN$/bbl)	**$ 57.74**	$ 39.58	**$ 52.62**	$ 42.89	23%
Differential (CDN$/bbl)	**$ (1.41)**	$ (0.41)	**$ (1.18)**	$ (0.20)	506%
Natural gas (AECO daily CDN$/mcf)	**$ 6.57**	$ 5.76	**$ 6.55**	$ 6.70	-2%
Differential (CDN$/mcf)	**$ 0.07**	$ (0.04)	**$ (0.14)**	$ (0.34)	-58%
Barrels of oil equivalent (@6:1)	**$ 44.34**	$ 36.23	**$ 42.93**	$ 41.08	5%
Differential (including NGLs vs crude oil)	**$ (0.60)**	$ (2.29)	**$ (1.42)**	$ (1.86)	-24%
Production revenue before transportation system charges ($thousands)					
Crude oil, before hedging settlements	**9,891**	8,213	**37,704**	36,694	3%
Financial hedging settlements	**(2,634)**	(412)	**(8,040)**	(1,678)	379%
NGLs	**3,233**	1,258	**10,715**	6,067	77%
Natural gas, before hedging settlements	**28,743**	18,699	**109,793**	87,803	25%
Financial hedging settlements	**-**	(47)	**-**	(10,221)	-100%
Mark to market adjustment	**-**	376	**-**	1,353	-100%
	39,233	28,088	**150,173**	120,017	25%

Operations Summary (continued)	Three Months Ended December 31, 2004	2003	Years Ended December 31, 2004	2003	Change
Funds flow per BOE					
Revenue (before hedging settlements)	**$ 46.40**	$ 35.75	**$ 44.19**	$ 41.85	6%
Transportation system charges	**(2.66)**	(1.81)	**(2.68)**	(2.62)	2%
	43.74	33.94	**41.51**	39.22	6%
Financial hedging settlements	**(2.92)**	(0.61)	**(2.25)**	(3.81)	-41%
Realized price [1]	**40.82**	33.33	**39.27**	35.41	11%
Royalties, net of ARTC	**(9.36)**	(8.48)	**(9.52)**	(9.78)	-3%
Production expenses	**(3.76)**	(3.70)	**(3.29)**	(3.39)	-3%
Field netback	**27.71**	21.15	**26.46**	22.24	19%
Facility income	**0.58**	0.83	**0.73**	0.84	-13%
Interest income	**0.05**	0.00	**0.06**	0.02	212%
Technical Services Agreement	**-**	-	**-**	(0.67)	-100%
General and administrative, cash portion	**(1.21)**	(0.91)	**(1.13)**	(0.81)	39%
Interest and financing and other	**(0.93)**	(0.32)	**(0.70)**	(0.44)	58%
Current and large corporations tax	**(0.44)**	0.65	**(0.40)**	(0.07)	452%
Funds flow from operations	**$ 25.76**	$ 21.40	**$ 25.02**	$ 21.09	19%
Funds flow from operations/field netback	**93%**	101%	**95%**	95%	0%
Royalty rate (before hedging settlements)	**19%**	23%	**20%**	22%	-8%

(1) Net of settlements for financial hedging instruments and transportation system charges

Overall 2004 Performance

Performance in 2004 reflects the strong commodity price environment, the quality of our assets, and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength and acquire quality assets. Production of the Trust increased 16 percent and proven plus probable reserves increased 40 percent through development programs at our key properties, and through two natural gas acquisitions of quality properties which have development potential.

The Trust continues to expand its operational focus, with a 50 percent increase in field expenditures, a 57 percent increase in net wells drilled, and the addition of a new core area at Medicine Hat. Natural gas continues to be the primary emphasis of the Trust. During the year we completed two significant natural gas acquisitions, targeted natural gas with 23 of the 24 wells drilled, and increased natural gas reserves by 54 percent. Natural gas and the associated natural gas liquids represented 80 percent of 2004 production and 86 percent of year-end proven plus probable reserves.

Focus had strong financial performance during 2004 and maintained financial strength. Funds from operations increased due to robust commodity prices, additional production volumes and maintaining operating efficiencies. The $89.6 million of funds from operations were used to fully fund field capital expenditures of $25.2 million, distributions of $61.4 million, reclamation fund contributions and actual abandonment and reclamation expenditures of $1.0 million, and the remaining $2.0 million was applied to debt.

Funds flow from operations increased to $2.49 per Unit and cash distributions declared were $1.80 per Unit, with two distribution increases during the year. The distribution policy is aimed at achieving consistency of distributions and sustainability through balancing funds flow compared to distributions and capital programs.

Seasonality of Operations

Many of Focus' natural gas properties are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. Capital expenditures at Tommy Lakes represented 64 percent of the total field capital expenditures during 2004, and 66 percent in 2003.

The significance of the winter access issues, especially for the Tommy Lakes winter development program, impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- The natural gas wells at Tommy Lakes are brought on-stream in February and March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months.
- Higher production volumes during these initial months of flush production result in a corresponding increase in the revenue, royalties and operating expenses reported.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2004 Q4 compared with 2004 Q3:

- Overall production on a BOE basis during the fourth quarter declined 3.8 percent from the previous quarter. Oil volumes were generally held flat, and natural gas volumes were 4 percent lower.
- Natural gas volumes added through development activities were slowed in the fourth quarter due to issues associated with land access, weather and the availability of oilfield equipment. For the 2 wells drilled at Pouce Coupe during the second half of 2004, 1 well came on-stream in late November 2004, and the other well is expected to come on-stream in the first quarter of 2005.
- Production of natural gas in the fourth quarter of 2004 increased 32 percent compared to the same period of 2003. The composition of production is increasingly weighted towards natural gas, with 73 percent natural gas and another 7 percent of natural gas liquids.
- The wells at Tommy Lakes from last winter's drilling program continued to transition from the flush production phase. Reduced production rates at Kotcho-Cabin were in line with expectations.

2004 compared with 2003:

- Overall average production was 14 percent higher in 2004 compared with 2003.
- A significant increase in natural gas and natural gas liquids production occurred as a result of the 2004 acquisition of additional interests at Tommy Lakes in April. Production at Tommy Lakes represented 59 percent of overall production in the fourth quarter of 2004.
- Additional natural gas volumes were added in September as the Trust acquired a new core property at Medicine Hat.
- Focus continued to replace production volumes through successful drilling programs at Tommy Lakes, Pouce Coupe and Loon Lake.
- The production pattern for 2003 and 2004 is consistent with higher volumes of natural gas and NGLs peaking in the second quarter. This pattern is expected to continue for 2005 as the 2004-2005 winter drilling program at Tommy Lakes commenced in December 2004, and the new production will come on-stream late in the first quarter of 2005.
- The majority of our oil properties have experienced natural declines in production rates. Capital expenditures for the oil properties have been directed towards our operated properties at Loon Lake and Golden.

Pricing and Price Risk Management

Natural Gas

- The net realized price for the fourth quarter of 2004 of $6.64 per mcf is $0.07 higher than the AECO daily reference price of $6.57 per mcf. This differential for the fourth quarter of 2004 is largely due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation system charges in British Columbia being only partially offset by the higher heat content of the natural gas.
- The net natural gas price realized by Focus in 2004 of $6.41 per mcf increased 16 percent from the $5.55 per mcf realized in 2003. During 2004 the net realized price achieved by Focus was $0.14 per mcf off of the AECO daily reference price. For 2003 the difference was $1.15 per mcf due to financial hedging costs and a wider differential.
- There were no settlements of financial instruments for natural gas in 2004. Price protection and stability in 2004 has been achieved through the use of forward physical sales contracts. Focus put price protection on 53% of natural gas volumes during 2004. The average natural gas price under these contracts was $7.13 per mcf, compared with the AECO reference price of $6.55 per mcf. Production income for 2003 included a hedging cost of $8.9 million for financial instruments associated with natural gas.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $41.28 per barrel for the fourth quarter of 2004 versus $37.20 for the comparable period in 2003.
- The net realized price of crude oil for Focus was relatively flat through 2003 and 2004 due to price protection in place.
- With continued strong oil prices in 2004, there was a hedging cost of $2.6 million or $15.05 per barrel, for the fourth quarter of 2004, and a hedging cost of $8.0 million or $11.01 per barrel for 2004. The hedging arrangements in place for 2004 expired on December 31, 2004 and the financial hedging arrangements for 2005 are shown in the table below.

Price Protection (volume and reference price)		2005				2006
		Q1	Q2	Q3	Q4	Q1
Natural gas	mmcf/d	30.0	22.6	22.6	15.7	12.2
	CDN$/mcf	$ 8.35	$ 7.65	$ 7.65	$ 8.08	$ 8.49
Crude oil	bbls/d	1,200	1,200	1,200	800	-
	CDN$/bbl	$50.37	$50.37	$50.70	$49.56	-

Note that the price protected with financial instruments is the swap price or the floor of a contract.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 12 and 13 of the financial statements.

Production Revenue

- The results for 2004 and 2003 have been restated to present transportation system charges as a separate expense on the income statements. Previously, the transportation system charges were netted against production revenue.
- Production revenue for the three months ended December 31, 2004 was $39.2 million, comprised 73 percent of natural gas sales, 19 percent of crude oil sales, and 8 percent from sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities. Production revenue for the fourth quarter of 2004 is $1.2 million higher than the third quarter of 2004 due to a 7 percent increase in production revenue per BOE offsetting a 4 percent decrease in production.

- Production revenue for 2004 increased 26 percent to $150 million. Compared with 2003, there was a 14 percent increase in average daily production and an 11 percent increase in revenue per BOE.

Production Expenses

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production expenses per BOE	**$ 3.76**	**$ 3.31**	**$ 2.52**	**$ 3.78**	$ 3.70	$ 3.51	$ 3.04	$ 3.36

- The pattern of production expenses being highest in the first and fourth quarters and lowest in the second and third quarters is consistent with the nature of our operations and the results of 2003.

- Production expenses for 2004 averaged $3.29 per BOE compared with $3.39 per BOE for 2003.

- Production expenses per BOE are down year-over-year reflecting the increased volumes at Tommy Lakes and the emphasis that Focus places on minimizing the cost structure of the Trust.

- Average production expenses for 2005 are forecast to be in the range of $3.40 to $3.50 per BOE.

General and Administrative Expenses

	Three Months Ended December 31,		Years Ended December 31,	
(thousands)	2004	2003	2004	2003
Cash G&A expenses [1]	**$ 1,557**	$ 1,230	**$ 5,713**	$ 3,763
Overhead recoveries	**(465)**	(269)	**(1,667)**	(1,221)
Total cash G&A expenses	**1,092**	961	**4,046**	2,542
Non-cash G&A expense [2]	**276**	164	**1,174**	839
Trust Unit Rights Plan expense [3]	**126**	157	**306**	246
Net G&A reported	**$ 1,494**	$ 1,282	**$ 5,526**	$ 3,627
Cash based G&A per BOE	**$ 1.21**	$ 1.06	**$ 1.13**	$ 0.81
Net reported G&A per BOE	**$ 1.66**	$ 1.83	**$ 1.54**	$ 1.16

(1) Amounts paid for the Technical Services Agreement in the first half of 2003 were reported separately on the Consolidated Statements of Income and Accumulated Income, and not included as part of general and administrative expenses. The Technical Services Agreement expired June 30, 2003.
(2) Gross general and administrative expenses for 2004 included $2.3 million associated with the Executive Bonus Plan (2003 - $1.7 million). Half of this amount is non-cash and settled through the issuance of Units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates.
(3) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 10 of the notes to the financial statements.

Cash based general and administrative expenses were $1.21 per BOE for the fourth quarter and $1.13 per BOE for 2004. This compares with $1.06 per BOE for the fourth quarter of 2003 and $0.81 per BOE for 2003. Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening the technical group as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses increased $1.1 million to $2.5 million in 2004 compared to $1.4 million in 2003 commensurate with higher debt balances. Long-term debt was $74.5 million at December 31, 2004 compared to $21.3 million at December 31, 2003. Bank debt was utilized to partially fund the Tommy Lakes acquisition and to fund the acquisition of interests at Medicine Hat. Financing expenses increased $0.3 million to $0.4 million in

2004 as the Trust restructured and increased its bank credit facilities to a syndicated credit facility with four Canadian financial institutions.

Depletion and Depreciation

The depletion and depreciation rate increased to $10.42 per BOE in the fourth quarter of 2004 compared to $8.09 per BOE in the fourth quarter of 2003. The increase reflects actual capital expenditures and updated estimates of proven reserves. In addition, the acquisitions at Tommy Lakes and Medicine Hat increased the depletion rate as the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the existing asset base of the Trust. The depletion rate of $10.42 per BOE in the fourth quarter of 2004 includes $0.22 per BOE related to the estimated asset retirement obligation.

Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 3 and 6 of the financial statements.

The asset retirement obligation increased $4.0 million from $7.4 million at December 31, 2003 to $11.4 million at December 31, 2004. The increase reflects additional liabilities associated with the properties acquired during the year as well as new drilling activity. Accretion expense increased by $0.2 million to $0.6 million in 2004 from $0.4 million in 2003 commensurate with the increase in the asset retirement obligation liability.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $4.2 million in 2004 compared to a recovery of $0.8 million in 2003. The recovery of future income tax results from a reduction in corporate income tax rates in 2004 as well as from distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations increased to $11.3 million in the fourth quarter of 2004 as Focus continued activity at Pouce Coupe and initiated the winter development program at Tommy Lakes. The Trust drilled 8 wells at several of our key development areas during the quarter. Five wells were drilled at Tommy Lakes and 1 well at each of the Pouce Coupe, Loon Lake and Sylvan Lake properties.

The winter development program at Tommy Lakes is conducted from November to March as conditions allow. The development program for this winter includes the drilling of 10 operated wells, participating in the drilling of 1 non-operated well, facility optimization, and the tie-in of an existing well that was acquired in 2004. The total program cost is estimated to be $16 million to $18 million.

For 2004 total capital expenditures for field operations were $25.2 million, excluding the amount recorded for asset retirement obligations. Sixty-four percent was spent at Tommy Lakes, 20 percent at other natural gas areas, 10 percent for development work at Loon Lake, and 6 percent in other areas. Focus continues to maximize the value of our existing asset base and acquired properties through the drill bit. Capital investment in 2004 has been focused on natural gas development opportunities and those projects which we operate and control.

Focus invested $129.7 million during 2004 to acquire high-quality natural gas properties which have long reserve life indices and significant development opportunities.

The most significant acquisition completed during the year was the purchase of additional working interests in Tommy Lakes on April 1, 2004 for $110.1 million. Tommy Lakes is a high quality long life natural gas property which has a large accumulation of natural gas in place. It is the principal natural gas producing asset of the Trust. This property is operated by Focus, has low operating costs and a decline rate of less than 14%. The Tommy Lakes area contains the main development opportunities for Focus.

On September 1, 2004 Focus invested $18.6 million for the acquisition of interests at Medicine Hat, excluding the associated amounts recorded for asset retirement obligations and future income tax. With this transaction,

Focus acquired a new shallow gas property in south eastern Alberta with approximately 10.8 bcf of natural gas reserves, associated facilities and 5,760 net acres of undeveloped land. This is a long reserve life property which has significant opportunities for infill and step-out drilling. Additional interests in this property were acquired during the fourth quarter for $1.1 million.

Focus will be drilling actively in 2005 with a capital budget for field operations of $27 to $30 million. Development is expected to continue at Tommy Lakes, Pouce Coupe, Loon Lake and Sylvan Lake. Our first round of drilling at Medicine Hat is expected to occur during the first half of 2005. Capital investment in 2005 will be disciplined and directed towards the best opportunities. There will clearly be a continued emphasis on natural gas development and on those projects that we operate.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004 Focus had a working capital deficit of $6.6 million compared with a working capital deficit of $3.3 million at December 31, 2003. The working capital deficit has increased from the $2.5 million at September 30, 2004, due to the significant winter development program which commenced in the fourth quarter of 2004. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month-end, and accrued revenue and royalties for the current month.

Long-term debt at December 31, 2004 was $74.5 million compared with $21.3 million at December 31, 2003 and $72.7 million at September 30, 2004. The increase in long-term debt during 2004 resulted from the acquisitions during the year which were financed with $59.3 million of long-term debt. Focus had a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at December 31, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital increased $56.5 million during 2004. This change primarily resulted from the following factors.

- The acquisition on April 1, 2004 for $110.1 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities.
- The acquisitions at Medicine Hat of $19.7 million were financed with bank credit facilities.
- Proceeds of $0.8 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights
- Funds flow from operations were $89.6 million, of which $61.4 million in distributions were declared to Unitholders, $25.2 million invested in capital expenditures for field operations, $1.0 million paid to the reclamation fund and $2.0 million went to debt repayment.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 - 30% of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table (thousands except per-Unit amounts)	**December 31, 2004**	December 31, 2003
Long term debt	**$ 74,500**	$ 21,337
Plus: Working capital deficiency	**6,658**	3,304
Total debt	**$ 81,158**	$ 24,641
Units outstanding and issuable for Exchangeable Shares	**37,223**	31,822
Market price	**$ 19.97**	$ 15.00
Market capitalization	**$ 743,343**	$ 477,330
Total capitalization	**$ 824,501**	$ 501,971
Total debt as a percentage of total capitalization	**9.8%**	4.9%
Funds flow	**$ 89,567**	$ 65,808
Total debt to funds flow	**0.9**	0.4

Focus declared distributions of $1.80 per Unit in respect of 2004 production. Distributions were increased twice during 2004. Distributions per Unit in 2004 were $0.14 per Unit for the first quarter, $0.15 per Unit for the second and third quarters and $0.16 per Unit for the fourth quarter. On January 14th, 2005 Focus announced a continuation of the distribution policy of monthly distributions of $0.16 per Unit for the first quarter of 2005.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures.

Payout Ratio	**Three Months Ended December 31, 2004**	**Year Ended December 31, 2004**	Year Ended December 31, 2003
Funds flow from operations (thousands)	**$ 23,241**	$ 89,567	$ 65,808
Funds flow from operations per Total Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	**$ 0.63**	$ 2.49	$ 2.16
Distributions per Unit declared	**$ 0.48**	$ 1.80	$ 1.665
Payout ratio – per-Unit basis	**77%**	72%	77%
Cash distributions declared to Unitholders; Exchangeable Shares do not receive cash distributions (thousands)	**$ 17,248**	$ 61,439	$ 42,342
Payout ratio - dollar basis	**74%**	69%	64%

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the Unitholders. Distributions paid to the Unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns. The return of capital portion reduces the adjusted cost base of the Trust Units held. The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders. Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

For 2004, cash distributions will be 97.5 percent return on capital (taxable) and 2.5 percent return of capital (tax deferred). For a more detailed breakdown as well as tax information for U.S. investors, please visit our website at www.focusenergytrust.com.

Update on Financial Reporting Matters

On January 19, 2005, the Emerging Issues Committee ("EIC") of the CICA issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts.* On February 17, 2005 the EIC approved an amended EIC Abstract 151. The amended abstract will require Focus to reclassify the amounts recorded as exchangeable shares from unitholders' capital to non-controlling interests. The revision will be effective for periods on or after June 30, 2005. This accounting policy change is required to be applied retroactively and as a result, the financial statements will be restated.

OUTLOOK - 2005

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development programs on its major properties. It is anticipated that these development activities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations	
Average annual production	10,000 - 10,500 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 - $ 3.50
Cash G&A expenses per BOE	$1.25 - $1.35
Capital expenditures - field	$27 million - $30 million
Average annual payout ratio	70% - 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

The table below shows the potential impact on the Trust's funds flow (before price protection) resulting from changes to the business environment or operations.

		Change to Funds Flow	
	Change	$000's	$ / Unit
Business Environment			
Price per barrel of crude oil (US$ WTI)	$ 1.00	771	0.021
Price per mcf of natural gas (CDN$ AECO)	$ 0.25	3,017	0.081
US / CDN exchange rate	$ 0.01	1,095	0.029
Interest rate on debt	1%	745	0.020
Operations			
Oil production - bbls/d	100	1,381	0.037
Gas production - mcf/d	1,000	1,700	0.046
Operating expenses ($ per BOE)	$ 0.25	935	0.065
Cash G&A expenses ($ per BOE)	$ 0.25	935	0.025

Focus is committed to increasing the long term value of the Trust to Unitholders. The following goals are the *foundation of our commitment to value creation:*

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of Focus' natural gas areas are only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed major acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004, and Medicine Hat in September 2004. The first two acquisitions were financed by the issuance of equity from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL								
Oil and gas revenues, before royalties [1]	39,233	37,979	42,284	30,677	28,088	28,806	31,979	30,494
Funds flow from operations	23,241	21,926	25,961	18,438	17,129	15,200	16,764	16,715
Per Unit - basic	$ 0.63	$ 0.59	$ 0.70	$ 0.57	$ 0.54	$ 0.48	$ 0.57	$ 0.57
Cash distributions per Trust Unit	$ 0.48	$ 0.45	$ 0.45	$ 0.42	$ 0.42	$ 0.42	$ 0.42	$ 0.41
Payout Ratio – per-Unit basis	78%	76%	64%	74%	78%	87%	74%	71%
Net income	15,451	13,546	17,286	13,346	10,456	10,608	12,449	7,960
Per Unit – basic	$ 0.42	$ 0.37	$ 0.47	$ 0.41	$ 0.33	$ 0.34	$ 0.42	$ 0.27
Capital expenditures	11,325	1,529	857	11,445	4,750	2,796	50	9,214
Acquisition expenditures , net	1,190	18,580	109,945	(15)	142	13	20,062	-
Long-term debt plus working capital	81,158	75,235	60,690	(39,893)	23,611	23,650	27,545	38,767
Total Units - outstanding (000's)	37,223	37,094	37,016	36,923	31,822	31,667	31,493	29,180
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,903	1,932	2,027	2,122	2,278	2,336	2,361	2,444
NGLs (bbls/d)	724	776	703	472	460	508	501	471
Natural gas (mcf/d)	43,080	44,903	50,913	31,902	32,476	33,593	36,815	34,158
BOE (@ 6:1)	9,807	10,191	11,215	7,911	8,151	8,443	8,997	8,608

(1) Restated at December 31, 2004 to break out the transportation system charges separately (increases revenue and records this expense separately)

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to Unitholders, and ensuring financial strength and sustainability.

Focus Energy Trust Units trade on the TSX under the symbol FET.UN, and the Exchangeable Shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

For further information, please contact:

Derek W. Evans or **Bill Ostlund**
President and Chief Executive Officer / **Vice President Finance and Chief Financial Officer**

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

APPENDIX A – CONSOLIDATED FINANCIAL STATEMENTS

Focus Energy Trust

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003 (Restated – Note 3)
ASSETS		
Current assets		
Cash and cash equivalents	$ 43,732	$ -
Accounts receivable	20,220,594	20,043,512
Prepaid expenses and deposits	1,697,846	1,092,559
	21,962,172	21,136,071
Petroleum and natural gas properties and equipment [note 4]	302,454,785	174,974,307
Goodwill [note 5]	5,100,000	-
Reclamation fund [note 7]	1,922,519	1,030,000
	$331,439,476	$197,140,378
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 22,864,458	$ 20,515,765
Cash distributions payable	5,755,784	3,924,783
	28,620,242	24,440,548
Long term debt [note 8]	74,500,000	21,336,532
Asset retirement obligation [note 6]	11,461,469	7,442,069
Future income taxes [note 15]	43,727,120	41,686,533
	158,308,831	94,905,682
UNITHOLDERS' EQUITY		
Unitholders' capital [note 9]	139,335,147	63,267,421
Exchangeable Shares [note 9]	1,546,884	5,160,995
Contributed surplus	498,516	245,524
Accumulated income	145,289,496	85,661,322
Accumulated cash distributions	(113,539,398)	(52,100,566)
	173,130,645	102,234,696
Commitments and contingencies [note 17]		
	$331,439,476	$197,140,378

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

GERALD A. ROMANZIN
Director

Focus Energy Trust

Consolidated Statements of Income and Accumulated Income

	Three Months Ended, December 31,		Years Ended, December 31,	
	2004	2003 (Restated – Note 3)	**2004**	2003 (Restated – Note 3)
Revenue				
Production revenue	**$ 39,232,887**	$ 28,087,689	**$ 150,172,892**	$ 119,366,943
Royalties	**(8,577,779)**	(6,434,093)	**(34,551,035)**	(30,789,864)
Alberta Royalty Tax Credit	**132,896**	73,970	**475,080**	287,512
Facility income	**526,738**	621,349	**2,597,273**	2,611,767
Interest income	**41,006**	1,666	**229,301**	64,128
	31,355,748	22,350,581	**118,923,511**	91,540,486
Expenses				
Transportation system charges [note 3]	**2,400,478**	1,355,805	**9,584,180**	7,534,600
Production	**3,389,730**	2,771,418	**11,790,150**	10,590,468
Technical Services Agreement	**-**	-	**-**	2,100,000
General and administrative	**1,493,680**	1,281,828	**5,525,776**	3,627,275
Interest and financing	**836,613**	238,345	**2,515,545**	1,386,761
Depletion and depreciation [note 4]	**9,433,104**	6,234,387	**32,007,125**	25,065,441
Accretion of asset retirement obligation [note 6]	**166,000**	105,019	**664,001**	420,078
	17,719,605	11,986,802	**62,086,777**	50,724,623
Income before income and other taxes	**13,636,143**	10,363,779	**56,836,734**	40,815,863
Income and other taxes [note 15]				
Future income tax expense (reduction)	**(2,210,000)**	30,571	**(4,212,000)**	(854,505)
Current and large corporations tax	**395,445**	(485,650)	**1,420,560**	224,366
	(1,814,555)	(455,079)	**(2,791,440)**	(630,139)
Net income for the period	**15,450,698**	10,818,858	**59,628,174**	41,446,002
Accumulated income, beginning of period				
As previously reported	**129,838,798**	74,842,464	**85,820,667**	44,348,355
Retroactive adjustment for changes in accounting policies	**-**	-	**(159,345)**	(133,035)
As restated	**129,838,798**	74,842,464	**85,661,322**	44,215,320
Accumulated income, end of period	**$145,289,496**	$ 85,661,322	**$145,289,496**	$ 85,661,322
Net income per Unit [note 14]				
Basic	**$ 0.42**	$ 0.34	**$ 1.66**	$ 1.36
Diluted	**$ 0.41**	$ 0.34	**$ 1.65**	$ 1.36

See Notes to Consolidated Financial Statements

Focus Energy Trust

Consolidated Statements of Cash Flows

	Three Months Ended, December 31,		Years Ended, December 31,	
	2004	2003 (Restated – Note 3)	**2004**	2003 (Restated – Note 3)
Operating activities				
Net income for the period	**$ 15,450,698**	$ 10,818,858	**$ 59,628,174**	$ 41,446,002
Add non-cash items:				
Non-cash general and administrative expenses [note 10]	**401,573**	320,873	**1,479,707**	1,084,483
Unrealized (gain) loss on commodity contract	**-**	(376,007)	**-**	(1,353,067)
Depletion and depreciation	**9,433,104**	6,234,387	**32,007,125**	25,065,441
Accretion on asset retirement obligation	**166,000**	100,690	**664,001**	420,078
Future income tax expense	**(2,210,000)**	30,571	**(4,212,000)**	(854,505)
Funds flow from operations	**23,241,375**	17,129,372	**89,567,007**	65,808,432
Net change in non-cash working capital items	**4,999,592**	(2,783,323)	**1,940,194**	6,145,326
	28,240,967	14,346,049	**91,507,201**	71,953,758
Financing activities				
Proceeds from issue of Trust Units (net of costs)	**19,265**	52,151	**70,419,265**	23,891,651
Proceeds from exercise of Unit Appreciation Rights	**694,795**	158,048	**854,040**	158,048
Increase (decrease) in long term debt	**1,759,867**	336,532	**53,163,468**	(30,464,468)
Cash distributions	**(16,870,844)**	(11,370,034)	**(59,607,831)**	(40,925,594)
	(14,396,917)	(10,823,303)	**64,828,942**	(47,340,363)
Investing activities				
Capital asset additions	**(11,325,286)**	(4,749,557)	**(25,156,145)**	(16,809,155)
Acquisition expenditures [note 5]	**(1,190,304)**	(141,764)	**(130,181,848)**	(22,175,416)
Proceeds on disposal of capital assets	**-**	-	**-**	1,958,669
Reclamation fund contributions and actual expenditures	**(124,158)**	(421,346)	**(1,016,677)**	(1,291,346)
Net change in non-cash working capital items	**(1,241,985)**	1,053,075	**62,259**	(1,001,181)
	(13,881,733)	(4,259,592)	**(156,292,411)**	(39,318,429)
Increase in cash and cash equivalents during the period	**(37,683)**	(736,846)	**43,732**	(14,705,034)
Cash and cash equivalents, beginning of period	**81,415**	736,846	**-**	14,705,034
Cash and cash equivalents, end of period	**$ 43,732**	$ -	**$ 43,732**	$ -

See Notes to Consolidated Financial Statements

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less

costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c) Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "cost impairment test"). The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount above the net present value of the Trust's future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and subject to a separate impairment test.

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year-end or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2004 resulting in no impairment amount.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce

future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a Unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 10. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the Unit-based compensation at the date of grant using a modified Black Scholes option pricing model. The fair value method has been adopted prospectively with 2003 rights granted. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 10.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

h) Per Unit Amounts

Net income per Unit is calculated using the weighted average number of Units outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income per Unit is calculated the treasury stock method to determine the dilutive effect of Unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period. The weighted average number of Units outstanding is then adjusted by the net change.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. There were no changes to net income, petroleum and natural gas assets or any other reported amounts in the consolidated financial statements as a result of adopting this guideline.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two- stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs

using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$4,069,393
Record new asset retirement obligation	$7,442,069
Reverse historic provision for future site restoration	(3,083,021)
Adjust future income taxes	(130,310)
Adjust accumulated income	(159,345)
Increase in liabilities and Unitholders' equity	$4,069,393

Statements of Income	Year-ended December 31, 2004	Year-ended December 31, 2003
Accretion expense	$(664,001)	$(420,078)
Depletion and depreciation on asset retirement costs	(552,952)	(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy	2,397,535	1,000,633
Net income impact of new policy, before tax	$ 1,180,582	$ (64,172)
Basic and diluted net income per share before tax	$ 0.04	-

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to hedging relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2004 and December 31, 2003 met the criteria of effective hedges.

d) Transportation System Charges

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation system charges against revenue rather than showing the charges as a separate expense on the income statement. Effective January 1, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

	2004	2003
Petroleum and natural gas properties and equipment, at cost	**$450,493,107**	$291,005,504
Accumulated depletion and depreciation	**(148,038,322)**	(116,031,197)
Petroleum and natural gas properties and equipment, at cost, net	**$302,454,785**	$174,974,307

The petroleum and natural gas properties and equipment, at cost, and the accumulated depletion and depreciation 2004 balances include $9.8 million and $2.8 million related to the asset retirement obligation, respectively. The 2003 balances have been restated due to the adoption of the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. As a result of this restatement, petroleum and natural gas properties and equipment, at cost, has increased by $6.3 million and accumulated depletion and depreciation has increased by $2.2 million.

The calculation of depletion and depreciation in 2004 included an estimate of $47.5 million (2003 - $28.4 million) for future development costs and $4.1 million (2003 – nil) for future asset retirement costs associated with proved undeveloped reserves. Unproved property costs of $3.1 million (2003 - $1.8 million) and estimated net realizable value of production equipment and facilities of $21.9 million (2003 - $12.6 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2004 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment. Future prices for crude oil and natural gas were obtained for the period 2005 to 2009 inclusive from the Trust's year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations. Based on these assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2004 are as follows:

Consultant's Price Forecasts	2005	2006	2007	2008	2009
Crude Oil - WTI ($U.S. / bbl)	$ 42.00	$ 40.00	$ 37.50	$ 35.00	$ 33.00
Natural Gas AECO ($CDN / MMBTU)	$ 6.78	$ 6.52	$ 6.26	$ 6.00	$ 5.73

5. ACQUISITION EXPENDITURES

Area	Effective	Year-ended December 31, 2004	Year-ended December 31, 2003
Lanaway, Alberta	May 1, 2003	$ (39,885)	$ 4,741,298
Loon Lake, Alberta	June 1, 2003	(103,530)	17,434,118
Tommy Lakes, B.C.	April 1, 2004	110,074,959	-
Medicine Hat, Alberta	September 1, 2004	18,607,466	-
Medicine Hat, Alberta	October 1, 2004	1,144,700	-
Other		15,604	-
		$129,699,314	$ 22,175,416

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, B.C. The Tommy Lakes Partnership is owned 99% by Focus B.C. Trust and 1% by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the 1% ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $19,143,766. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,100,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,607,466
Net working capital	482,534
	$19,090,000

Effective October 1, 2004, additional interests were purchased in the Medicine Hat area for cash consideration of $1,144,700.

6. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $31.2 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7 percent and an inflation rate of 1.5 percent for estimates prior to the fourth quarter of 2004 and 2.0 percent for revisions and changes thereafter were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	December 31, 2004	December 31, 2003
Balance, beginning of period	$ 7,442,069	$ 6,001,112
Accretion expense	664,001	420,078
Liabilities incurred		
Acquisitions	1,938,947	961,685
Development activity and change in estimates	1,540,610	79,745
Settlement of liabilities	(124,158)	(20,551)
Balance, end of period	$ 11,461,469	$ 7,442,069

7. RECLAMATION FUND

	2004	2003
Balance as at January 1	**$1,030,000**	$ -
Contributions	**892,519**	1,030,000
Balance as at December 31	**$1,922,519**	$ 1,030,000

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. Interest earned will form part of the reclamation fund. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

8. LONG-TERM DEBT

The Trust has a $100 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At December 31, 2004, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. libor rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at December 31, 2004 is approximately 3.6 percent.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

9. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding-up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding *(see (a) below)*	35,973,651	28,034,233	$139,335,147	$63,267,421
Trust Units issuable on conversion of Exchangeable Shares (i) *(see (b) below)*	1,249,371	3,788,258	1,546,884	5,160,995
Balance as at December 31	37,223,022	31,822,491	$140,882,031	$68,428,416

(i) The exchange ratio at December 31, 2004 was 1.27833 (December 31, 2003 – 1.16718) Trust Units for each Exchangeable Share.

(a) Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$63,267,421	$33,908,902
Issued on conversion of Exchangeable Shares (i)	2,760,027	3,037,076	3,614,111	4,467,384
Issued pursuant to the Executive Bonus Plan (ii)	72,391	71,752	1,127,813	841,434
Issued for cash (iii)		2,100,000		25,410,000
Issued for cash (iv)	5,000,000		74,500,000	
Trust Unit issue expenses			(4,080,735)	(1,518,347)
Exercise of Unit Appreciation Rights	107,000	20,500	906,537	158,048
Balance as at December 31	35,973,651	28,034,233	$139,335,147	$63,267,421

(i) *Issued on conversion of Exchangeable Shares to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

(ii) *Pursuant to the Executive Bonus Plan, 50% of all amounts due under such plan are payable through the issuance of Trust Units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates*

(iii) *Issued for cash June 25, 2003 pursuant to a Short Form Prospectus dated June 17, 2003*

(iv) *Issued for cash March 23, 2004 pursuant to a Short Form Prospectus dated March 15, 2004*

(v) *Exercise of Unit Appreciation Rights includes cash consideration of $854,040 and contributed surplus credit of $52,497.*

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,964,335	$5,160,995	$9,628,379
Exchanged for Trust Units(i)	(2,268,304)	(2,718,685)	(3,614,111)	(4,467,384)
Balance as at December 31	977,346	3,245,650	$1,546,884	$5,160,995

(i) *Cancellation on conversion to Trust Units with the consideration recorded being equal to the book value of the Exchangeable Shares exchanged*

The Exchangeable Shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average Unit price preceding the record date. During the period of January 1 to December 31, 2004, a total of 2,268,304 Exchangeable Shares were converted into 2,760,027 Trust Units at exchange ratios prevailing at the time. At December 31, 2004, the exchange ratio was 1.27833 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding Exchangeable Shares at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

10. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares. To December 31, 2004 a total of 107,000 Units had been issued under the Plan, and 1,393,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is

calculated by deducting from the grant price the aggregate of all distributions, on a per-Unit basis, made by the Trust after the grant date which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2004		2003	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1, 2004	665,500	$ 9.74	320,000	$ 9.39
Granted	571,150	$ 16.31	376,000	$ 12.19
Exercised	(107,000)	$ 7.42	(20,500)	$ 7.71
Cancelled	(16,550)	$ 14.01	(10,000)	$ 12.08
Before reduction of exercise price	1,113,100	$ 13.27	665,500	$ 11.07
Reduction of exercise price	-	$ (1.49)	-	$ (1.33)
Balance as at December 31, 2004	1,113,100	$ 11.78	665,500	$ 9.74

- The average exercise price at the grant date is $13.74.
- The average contractual life of the rights outstanding is 3.79 years.
- The number of rights exercisable at December 31, 2004 is 123,250.
- The average value at the grant date for the year ended December 31, 2004 is $3.41 ($2.58 for 2003).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $305,489 the year ended December 31, 2004. The Trust recorded non-cash compensation expense of $245,524 for the year ended December 31, 2003.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $137,133 (2003 - $136,758).

Pro Forma Results	2004	2003
Net income as reported	$59,628,174	$41,446,002
Less: compensation expense for rights issued in 2002	(137,133)	(136,758)
Pro forma net income	$59,491,041	$41,309,244
Net income per Trust Unit – basic		
As reported	$1.66	$1.36
Pro forma	$1.66	$1.36
Net income per Trust Unit – diluted		
As reported	$1.66	$1.36
Pro forma	$1.66	$1.36

The fair value of rights granted in 2004 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.93%, volatility of 34%, life of 4.8 years and a dividend yield rate of 11%. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

11. CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the

Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet are comprised of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:
The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:
The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:
The fair values of short term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at December 31, 2004, which have no book value, was a cost of $332,000.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil – fixed price	400 bbls	$	49.61	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn	WTI	January 2005 – December 2005
	400 bbls	$	52.00-58.40	Cdn	WTI	January 2005 – March 2005
	400 bbls	$	52.00-56.15	Cdn	WTI	April 2005 – June 2005
	400 bbls	$	53.00-60.00	Cdn	WTI	July 2005 – September 2005*
Natural gas – fixed price	5,000 GJ	$	5.85-6.95	Cdn	AECO	April 2005 – October 2005*

* Contract entered into subsequent to December 31, 2004

13. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2004, which have no book value, would have resulted in a net payment to the Trust of approximately $7,176,000.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price				
	26,500 GJ	$7.25	Cdn	November 2004 – March 2005
	5,275 GJ	$7.00	Cdn	November 2004 – October 2005
	5,000 GJ	$6.36	Cdn	April 2005 – October 2005
	7,000 GJ	$8.77	Cdn	January 2005
	15,500 GJ	$7.01	Cdn	April 2005 – October 2005
	7,000 GJ	$7.25	Cdn	November 2005 – March 2006*
	7,000 GJ	$7.62	Cdn	November 2005 – March 2006*

* Contract entered into subsequent to December 31, 2004

14. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan and the number of Trust Units exercisable on conversion of Exchangeable Shares.

Basic per-Unit calculations for the year ending December 31 are based on the weighted average number of Trust Units outstanding in 2004 of 35,903,047 (2003 of 30,493,373).

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan and for the weighted average number of Trust Units exercisable on conversion of Exchangeable Shares of 327,465 for the year ended December 31, 2004 (129,990 for the year ended December 31, 2003).

Supplementary cash flow information for the year ended December 31:

	2004	2003
Interest paid	$ 1,986,119	$ 1,345,300
Interest received	75,666	18,003
Taxes paid	1,453,298	(862,688)
Cash distributions paid	59,607,831	40,925,594

15. INCOME TAXES

Effective April 1, 2004, the Alberta government enacted a reduction in corporate income tax rates from 12.5 percent to 11.5 percent. In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28% to 21% and for the elimination of the existing 25% resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid to be phased in over a five year period.

The Trust's expected future income tax rate is approximately 35% at December 31, 2004 compared to 37% at December 31, 2003. The Trust recorded a future income tax recovery of $4.2 million in 2004.

The Trust recognized future income tax liabilities of $6.3 million in 2004 related to the acquisitions of the Tommy Lakes partnership interest and of a private company.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

	2004	2003
Income before income and other taxes	**$56,836,734**	$40,815,863
Statutory combined federal and provincial income tax rate	**39.40%**	40.98%
Expected income tax expense at statutory rates	**$22,396,371**	$16,726,341
Add (deduct) the income tax effect of:		
Non-deductible crown charges	**9,415,168**	10,659,788
Resource allowance	**(7,977,986)**	(9,077,768)
Alberta royalty tax credit	**(163,804)**	(117,822)
Reduction in corporate tax rate	**(2,152,283)**	(3,250,000)
Income attributable to the Trust, not subject to income tax	**(24,177,995)**	(16,259,305)
Capital tax	**1,073,342**	879,340
Other	**(1,204,253)**	(152,851)
Income and other taxes	**$ (2,791,440)**	$ (592,277)

The components of the future tax liability at December 31 are as follows:

	2004	2003
Capital assets in excess of tax value	**$48,849,568**	$48,640,477
Provision for asset retirement obligation	**(4,014,953)**	(2,743,147)
Non-capital losses	**-**	(2,662,029)
Other	**(1,107,495)**	(1,548,768)
Future income taxes	**$43,727,120**	$41,686,533

16. RELATED PARTY TRANSACTIONS

During 2004, the Trust paid $212,600 for legal services (2003 - $97,730) provided by a firm in which a current director is a partner.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

APPENDIX B - RESERVES INFORMATION

The following cautionary statements are specifically required by NI 51-101.

1. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

2. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 mcf:1 bbl has been used in all cases in this disclosure. This BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

4. Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

5. In all cases, the F&D, or FD&A cost is calculated by dividing the identified capital expenditures by the applicable reserves additions.

2004 RESERVES SUMMARY

Company Gross Reserves at December 31, 2004
(before deduction of royalties payable, not including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
Proved producing	3,306	102,229	1,909	22,253
Proved non-producing	195	10,883	114	2,123
Total proved developed	3,501	113,112	2,023	24,376
Proved undeveloped	736	35,258	578	7,191
Total proved	4,237	148,370	2,601	31,567
Probable additional	1,460	46,092	786	9,928
Total proved + probable	5,697	194,462	3,387	41,495

Company Net Reserves at December 31, 2004
(after deduction of royalties payable, including royalties receivable)
(based on Forecast Prices and Costs)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
Proved producing	2,903	77,995	1,505	17,407
Proved non-producing	184	8,267	92	1,654
Total proved developed	3,087	86,262	1,597	19,061
Proved undeveloped	681	27,311	463	5,696
Total proved	3,768	113,573	2,060	24,757
Probable additional	1,288	35,002	626	7,748
Total proved + probable	5,056	148,575	2,686	32,505

2004 RESERVE RECONCILIATION
Company Gross Reserves
(before deduction of royalties payable, not including royalties receivable)

	Light Crude Oil (mbbl)	Natural Gas (mmcf)	NGLs (mbbl)	Oil Equivalent (mboe)
TOTAL PROVED				
December 31, 2003	4,962	96,488	1,603	22,646
Discoveries	0	1,912	25	343
Extensions	29	0	0	29
Improved recovery	0	2,294	48	431
Technical revisions	(51)	5,752	171	1,078
Economic factors	0	0	0	0
Acquisitions	24	57,554	1,003	10,619
Dispositions	0	0	0	0
Production	(727)	(15,630)	(248)	(3,580)
December 31, 2004	**4,237**	**148,370**	**2,601**	**31,567**
PROBABLE				
December 31, 2003	1,536	29,872	434	6,949
Discoveries	0	455	4	80
Extensions	15	0	0	15
Improved recovery	0	307	6	58
Technical revisions	(92)	(1,070)	35	(235)
Economic factors	0	0	0	0
Acquisitions	1	16,527	307	3,063
Dispositions	0	0	0	0
Production	0	0	0	0
December 31, 2004	**1,460**	**46,092**	**786**	**9,928**
PROVED PLUS PROBABLE				
December 31, 2003	6,498	126,360	2,037	29,595
Discoveries	0	2,367	28	423
Extensions	44	0	0	44
Improved recovery	0	2,602	55	488
Technical revisions	(143)	4,682	206	843
Economic factors	0	0	0	0
Acquisitions	25	74,081	1,310	13,682
Dispositions	0	0	0	0
Production	(727)	(15,630)	(248)	(3,580)
December 31, 2004	**5,697**	**194,462**	**3,387**	**41,495**

1) All reserves are based on Forecast Prices and Costs.
2) Numbers may not add due to rounding.

NET PRESENT VALUE SUMMARY

Net Present Value of Future Net Revenue Before Income Taxes – Forecast Prices and Costs
(including ARTC)

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	498,370	385,354	319,752	276,508	245,609
Proved non-producing	40,163	30,075	24,212	20,295	17,470
Total proved developed	**538,532**	**415,429**	**343,963**	**296,803**	**263,078**
Proved undeveloped	147,308	89,167	61,750	45,548	34,785
Total proved	**685,840**	**504,596**	**405,713**	**342,351**	**297,863**
Probable additional	226,249	125,062	82,082	59,331	45,559
Total proved + probable	**912,089**	**629,658**	**487,795**	**401,682**	**343,422**

December 31, 2004 Price Forecast – Paddock Lindstrom and Associates Ltd.

	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $CDN/bbl	Henry Hub Natural Gas $US/mmbtu	AECO C Natural Gas $CDN/mmbtu	Westcoast Station 2 Natural Gas $CDN/mmbtu	Exchange Rate $US/$CDN
2005	42.00	50.22	6.30	6.78	6.76	0.82
2006	40.00	47.76	6.10	6.52	6.50	0.82
2007	37.50	44.69	5.90	6.26	6.24	0.82
2008	35.00	41.62	5.70	6.00	5.98	0.82
2009	33.00	39.16	5.50	5.73	5.71	0.82
2010	33.50	39.75	5.61	5.85	5.83	0.82
2011	34.00	40.34	5.72	5.96	5.94	0.82
2012	34.50	40.92	5.84	6.08	6.06	0.82
2013	35.00	41.51	5.95	6.21	6.19	0.82
2014	35.50	42.10	6.07	6.33	6.31	0.82
2015	36.00	42.68	6.19	6.46	6.44	0.82
2016	36.50	43.27	6.32	6.59	6.57	0.82
2017	37.00	43.85	6.44	6.72	6.70	0.82
2018	37.50	44.44	6.57	6.85	6.83	0.82
2019	38.00	45.02	6.70	6.99	6.97	0.82
Escalate thereafter at	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	0%/yr

Net Present Value of Future Net Revenue Before Income Taxes – Constant Prices and Costs
(including ARTC)

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	536,481	410,893	336,987	288,192	253,460
Proved non-producing	43,618	32,431	25,834	21,429	18,273
Total proved developed	**580,098**	**443,324**	**362,821**	**309,621**	**271,733**
Proved undeveloped	153,665	97,337	68,588	50,993	39,125
Total proved	**733,764**	**540,661**	**431,409**	**360,614**	**310,857**
Probable additional	231,875	133,550	89,199	64,933	49,965
Total proved + probable	**965,638**	**674,210**	**520,608**	**425,547**	**360,822**

Constant Prices at December 31, 2004

	Edmonton Light Crude Oil $CDN/bbl	AECO C Natural Gas $CDN/mmbtu	Westcoast Station 2 Natural Gas $CDN/mmbtu
2005 and thereafter	47.25	6.78	6.27

FINDING AND DEVELOPMENT COSTS

Company Gross Reserves Excluding the Effect of Acquisitions and Dispositions [(1)]	**2004**	2003	2002[(2)(3)]	Three Year Total
Capital expenditures – $M	**25,156**	16,589	39,535	81,280
Net change in future development capital – $M				
Proven	**9,469**	(2,506)	14,140	21,103
Proven plus probable	**3,599**	(921)	17,703	20,381
Total capital including change in future development capital – $M				
Proven	**34,625**	14,083	53,675	102,383
Proven plus probable	**28,755**	15,668	57,238	101,661

Reserve additions – BOE				
Proven	**1,882**	(1,153)	6,894	7,623
Proven plus probable	**1,798**	2,143	7,912	11,853
Finding and development cost – $/BOE				
Proven	**$18.40**	n/a	$7.79	$13.43
Proven plus probable	**$15.99**	$7.31	$7.23	$8.58

(1) Reserves are based on Forecast Prices and Costs.
(2) Includes activities of Storm Energy Inc. prior to the Plan of Arrangement effective August 23, 2002.
(3) Reserves and costs for 2002 are presented on an established basis (proved plus probable risked at 50%).

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Company Gross Reserves Including the Effect of Acquisitions and Dispositions [1]	**2004**	2003	2002 [2][3]	Three Year Total
Capital expenditures – $M	**154,825**	36,805	40,140	231,770
Net change in future development capital – $M				
Proven	**18,594**	(94)	14,140	32,640
Proven plus probable	**21,360**	1,579	17,703	40,642
Total capital including change in future development capital – $M				
Proven	**173,419**	36,711	54,280	264,410
Proven plus probable	**176,185**	38,384	57,843	272,412
Reserve additions – BOE				
Proven	**12,501**	1,247	6,894	20,642
Proven plus probable	**15,480**	4,869	7,912	28,261
Finding and development cost – $/BOE				
Proven	**$13.87**	$29.44	$7.87	$12.81
Proven plus probable	**$11.38**	$7.88	$7.31	$9.64

(1) Reserves are based on Forecast Prices and Costs.
(2) Includes activities of Storm Energy Inc. prior to the Plan of Arrangement effective August 23, 2002.
(3) Reserves and costs for 2002 are presented on an established basis (proved plus probable risked at 50%).


FOCUS
ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH. D.C.
202
SECTION

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR APRIL 15, 2005

Calgary, March 16, 2005 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of March production of Cdn. $0.16 per trust unit will be paid on April 15, 2005 to unitholders of record March 31, 2005. The ex-distribution date is March 29, 2005.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

SCHEDULE A

TO THE ARTICLES OF INCORPORATION OF FET RESOURCES LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares, issuable in series.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board of Directors from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Liquidation**"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Liquidation, to share equally, share for share, in the remaining property of the Corporation.

EXCHANGEABLE SHARES

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "**Act**"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation, as defined below; the extent, if any, of further participation on a Liquidation; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Liquidation**"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Liquidation, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Liquidation.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The rights, privileges, restrictions and conditions attaching to the Series A Exchangeable Shares, as a series, shall be as follows:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of the Series A Exchangeable Share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Automatic Redemption**" has the meaning given to that term in Section 7.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the board of directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means FET Resources Ltd., a corporation incorporated under the Act, and includes any successor or continued corporation;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**Distribution**" means a cash distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit, and for greater certainty does not include a distribution of additional Trust Units pursuant to Section 5.8 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the trustee under the Trust Indenture, except that December 31, shall in all cases be a Distribution Record Date;

"**Dividend Record Date**" means the date, if any, fixed by the Board of Directors as the date for determining holders of Exchangeable Shares entitled to receive payment of a dividend declared pursuant to Section 3.1 of these share provisions, and if no such date is so fixed, then "**Dividend Record Date**" shall be deemed to mean the date on which such dividend is paid to holders of Exchangeable Shares;

"**Effective Date**" has the meaning given to that term in the Plan of Arrangement;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holders**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**Liquidation Amount**" has the meaning given to that term in Section 5.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 5.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 5.1 of these share provisions;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal

representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement contemplated in the Arrangement Agreement dated July 16, 2002 among the Corporation, Storm Energy Inc., Storm Energy Ltd. and the Trust;

"**Purchase Price**" has the meaning given to that term in Section 6.3 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 7.6 of these share provisions;

"**Redemption Date**" means the Automatic Redemption Date or De Minimus Redemption Date, as the context requires;

"**Redemption Price**" has the meaning given to that term in Section 7.1(a) of these share provisions;

"**Retracted Shares**" has the meaning given to that term in Section 6.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 6.1(b) of these share provisions;

"**Retraction Date**" means the date that is seven Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Price**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the agreement made among the Trust, the Trustee and the Corporation and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trust**" means the Focus Energy Trust, a trust organized under the laws of Alberta;

"**Trust Subsidiary**" means FET ExchangeCo Ltd.;

"**Trust Indenture**" means the trust indenture relating to the Trust dated as of July 15, 2002 between Storm Energy Inc. and Valiant Trust Company, as such indenture may be amended from time to time;

"**Trust Units**" means the units of the Trust as constituted on the Effective Date;

"**Trustee**" means the trustee appointed to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Alberta and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933; and

"**Voting and Exchange Trust Agreement**" means the agreement made among the Trust, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF SERIES A EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to the liquidation and dividend preferences attributed to the Exchangeable Shares as a class, as set out in the articles of the Corporation.

ARTICLE 3
DIVIDENDS

3.1 Holders of Exchangeable Shares will be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such cash dividends as may be declared thereon by the Board of Directors from time to time. Such cash dividends shall be paid out of money of the Corporation properly applicable to the payment of dividends. For greater certainty, holders of Exchangeable Shares shall not be entitled to receive any dividends paid by the distribution of assets, shares or property of the Corporation, other than cash.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any dividends declared on the Exchangeable Shares by the Board of Directors, and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the dividend represented thereby unless the cheque is not paid on presentation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares by the Board of Directors shall be determined by the Board of the Directors in its sole discretion subject to applicable law.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares by the Board of Directors the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividend on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or bylaws of the Corporation in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of Exchangeable Shares.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date and the Exchange Ratio as at the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.2 of these share provisions. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by the Trust or Trust Subsidiary of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided.

5.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.5 The Trust and Trust Subsidiary shall each have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, or any Subsidiary of the Trust) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 5, the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.7 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

5.6 To exercise the Liquidation Call Right, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not the Trust or Trust Subsidiary has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Liquidation Amount less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than the Trust and any Subsidiary of the Trust) will be limited to receiving such holder's proportionate part of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 5.1 of these share provisions.

ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 Subject to applicable law and Article 15 below, and provided neither the Trust nor Trust Subsidiary has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the

Exchangeable Shares registered in the name of such holder for an amount per share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date and the Exchange Ratio as at the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, in accordance with Section 6.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "**Retraction Request**") in the form of Schedule I hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by the Corporation; and

(b) acknowledging the overriding right (the "**Retraction Call Right**") of the Trust and Trust Subsidiary to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by the Trust or Trust Subsidiary pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify the Trust and Trust Subsidiary thereof and shall provide to the Trust and Trust Subsidiary a copy of the Retraction Request. In order to exercise the Retraction Call Right, the Trust or Trust Subsidiary must notify the Corporation of its determination to do so (the "**Call Notice**") within two Business Days of notification to the Trust and Trust Subsidiary by the Corporation of the receipt by the Corporation of the Retraction Request. If neither the Trust nor Trust Subsidiary so notifies the Corporation within such two Business Day period and the holder has not indicated that the holder intends to exercise the Exchange Rights, the Corporation will notify the holder as soon as possible thereafter that neither the Trust nor Trust Subsidiary will exercise the Retraction Call Right. If the Trust or Trust Subsidiary delivers the Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to the Trust or Trust Subsidiary, as applicable (in this Article 6, the "**RCR Exercising Party**"), in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount (the "**Purchase Price**") per share equal to the Retraction Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, for each Retracted Share. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, the Corporation shall

no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither the Trust nor Trust Subsidiary delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not in such circumstances exercised its Exchange Rights), and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Corporation, the Trust or Trust Subsidiary, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule I hereof or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, the Trust or Trust Subsidiary, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by the Trust or Trust Subsidiary shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require the Trust to purchase such Retracted Shares from such holder on the Retraction

Date or as soon as practicable thereafter on payment by the Trust to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to the Trust or Trust Subsidiary shall be deemed to have been revoked.

ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and provided neither the Trust nor Trust Subsidiary has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to that Redemption Date and the Exchange Ratio as at that Redemption Date (the "**Redemption Price**") (such redemption being an "**Automatic Redemption**"); and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (such redemption being a "**De Minimus Redemption**").

7.2 The Redemption Price shall be satisfied in full in all cases by the Corporation delivering or causing to be delivered that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.4 of these share provisions. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

7.3 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by the Trust or Trust Subsidiary under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 7.3 to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trust Subsidiary) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

7.4 On or after the applicable Redemption Date and subject to the exercise by the Trust or Trust Subsidiary of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of

the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided.

7.5 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

7.6 Subject to Section 7.7, the Trust and Trust Subsidiary shall each have the overriding right (the "**Redemption Call Right**"), notwithstanding any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 7, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, Trust Subsidiary or any other Subsidiary of the Trust) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 7, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.8 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

7.7 Trust Subsidiary shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which the Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 45 days before the applicable Redemption Date. The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not either of the Trust or Trust Subsidiary has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party will on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 7 for a price per Exchangeable Share equal to the Redemption Price.

7.8 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than the Trust and Trust Subsidiary) will be limited to receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 of these share provisions.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of Common Shares or cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Trust Subsidiary or any affiliate of the Trust) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Trust subsidiary or any affiliate of the Trust) such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis as follows:

(a) the Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 11.1(a)(ii) above, (C) evidences of indebtedness of the Trust, or (D) assets of the Trust;

unless:

(iv) one or both of the Trust and the Corporation issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares;

(b) the Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares; and

(c) the Trust will ensure that the record date for any event referred to in Section 11.1(a) or 11.1(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to the Corporation). The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, the Trust and Trust Subsidiary with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, the Trust and Trust Subsidiary, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreements.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the Voting Rights and the Exchange Rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of the Trust and Trust Subsidiary, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of the Trust and Trust Subsidiary as therein provided.

13.3 The Corporation, the Trust, Trust Subsidiary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, the Trust, Trust Subsidiary or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, the Trust, Trust Subsidiary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, the Trust, Trust Subsidiary or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, the Trust, Trust Subsidiary or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withhold or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
SPECIFIED AMOUNT

14.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) is $●. ***[Such amount to be determined shortly before the Effective Time.]***

ARTICLE 15
NON-RESIDENT HOLDERS

15.1 Notwithstanding anything contained herein, the obligation of the Corporation, the Trust or Trust Subsidiary to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a U.S. Person or a resident of any other foreign country will be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent, who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 16
NOTICES

16.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

16.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

16.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by the Corporation pursuant thereto.

SCHEDULE I TO SERIES A EXCHANGEABLE SHARE PROVISIONS

NOTICE OF RETRACTION

AND EXERCISE OF EXCHANGE RIGHTS

To FET Resources Ltd. (the "**Corporation**"), Focus Energy Trust (the "**Trust**") and FET ExchangeCo Ltd. ("**Trust Subsidiary**")

This notice is given pursuant to Article 6 of the provisions (the "**Share Provisions**") attaching to the Series A Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

_____ all share(s) represented by this certificate; or

_____ share(s) only of the shares represented by this certificate.

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of the Trust or Trust Subsidiary to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to the Trust and Trust Subsidiary, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date. Unless the following box is checked, in the event that neither the Trust nor Trust Subsidiary exercises the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase on the Retraction Date the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned is (***circle one***):

(a) not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Customs and Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "**Certificate**"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable the Corporation, the Trust or Trust Subsidiary, as the case may be, to comply with section 116 of the *Income Tax Act* (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, the Trust or Trust Subsidiary, as the case may be, free and clear of all liens, claims and encumbrances.

______________	____________________________	____
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

_____ Please check if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ________________

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print): ________________________________

Street Address or P.O. Box: ________________________________

Signature of Shareholder: ________________________________

Social Insurance Number: ________________________________

City, Province and Postal Code: ________________________________

Signature Guaranteed by: ________________________________

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

FET RESOURCES LTD.

EXECUTIVE BONUS PLAN

1. Purpose of the Plan

The holders of units of Focus Energy Trust (the "Trust") and the Board of Directors of FET Resources Ltd. (the "Corporation") have approved this executive bonus plan (the "Plan") to advance the interests of the Trust and the Managed Entities, as defined below, by providing for bonuses for key employees of the Corporation and its subsidiaries who are selected to participate in the Plan in the manner hereinafter provided, so as to attract and retain such individuals, make their compensation competitive with other opportunities and provide them with an incentive to strive to achieve the Trust's and the Managed Entities financial and other business objectives and align their interests with the unitholders' interests by paying bonuses half in trust units of the Trust and half in cash.

2. Definitions

In this Plan the following terms shall have the following meanings:

"**ARTC**" means Alberta Royalty Tax Credit;

"**board of directors**" means the board of directors of the Corporation;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

"**CEO**" means the chief executive officer of the Corporation;

"**Change of Control**" shall mean the occurrence of any of:

(a) the purchase or acquisition of Trust Units of the Trust and/or securities ("**Convertible Securities**") convertible into Trust Units of the Trust or carrying the right to acquire Trust Units of the Trust as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the *Business Corporations Act* (Alberta) with any such person, group of persons or any of such persons acting jointly or in concert (collectively the "**Holders**") beneficially own or exercise control or direction over Trust Units of the Trust and/or Convertible Securities such that, assuming only the conversion of the Convertible Securities beneficially owned by the Holders thereof to cast more than fifty (50%) percent of the votes attached to all Trust Units of the Trust;

(b) approval by the unitholders of the Trust of:

(i) an amalgamation, arrangement, merger or other consolidation or combination of the Trust with another trust, corporation or other entity pursuant to which the unitholders of the trust, corporation or other entity immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast more than fifty (50%) percent of the votes attaching to all of the trust units or shares in the capital of the successor or continuing trust, corporation or other entity which may be cast to elect directors of that trust, corporation or other entity to manage the trust;

(ii) a liquidation, dissolution or winding-up of the Trust or the Corporation; or

(iii) the sale, lease or other disposition of all or substantially all of the assets of the Trust or the Corporation;

"Change of Control Payout Amount" means the lesser of: (a) 1.5 times the Monthly Bonus Amount paid in each of the 12 months prior to the date of the Change of Control; or (b) $3.0 million;

"Corporation" means FET Resources Ltd.;

"Managed Entity" means any corporation, trust or other entity directly or indirectly owned by the Trust or the Corporation, and includes, without limitation, each of the Trust, the Corporation and Storm Gas Production Inc.;

"Monthly Bonus Amount" shall be an amount equal to 2.5% of Net Production Revenue calculated as at the end of each calendar month for each calendar month commencing on **[the Effective Date]** provided that when the aggregate Monthly Bonus Amount paid out pursuant to this Plan exceeds $2 million in any calendar year, the percentage amount referred to above shall be reduced from 2.5% to 2%;

"Net Production Revenue" means in respect of any period for which Net Production Revenue is calculated (a) the amount received or receivable by any Managed Entity (without duplication) in respect of the sale of its interest in all Petroleum Substances collected from the Properties and any facility revenue received in such period other than the proceeds of the sale of the Properties including ARTC; less: (b) expenditures paid or payable by or on behalf of any Managed Entity (without duplication) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, Crown royalties and other Crown charges;

"Participant" means any person who is an employee of the Corporation or its subsidiaries and is selected by the CEO to participate in the Plan and assigned Participation Points in accordance with Section 4 of the Plan;

"Participation Points" means the points expressed in whole numbers assigned to a Participant in accordance with Section 4 of the Plan;

"person" means an individual, corporation, partnership, trustee or any unincorporated organization;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Plan" means the FET Resources Ltd. – Executive Bonus Plan, as amended from time to time;

"Properties" means the working, royalty or other interests of any Managed Entity in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any Managed Entity from time to time;

"Redearth Assets" means the oil and natural gas assets owned by Redearth in the Red Earth area of Alberta;

"Sharing Ratio" means, with respect to any Participant, the fraction calculated in accordance with the following formula:

$$= \frac{A}{B}$$

where,

A = the Participation Points assigned to the Participant in accordance with Section 4 of this Plan outstanding on the last day of the month for which the calculation is being made.

B = Total Participation Points.

"**Total Participation Points**" means the total number of Participation Points assigned to all Participants in accordance with Section 4 of this Plan calculated on the last day of the month for which the calculation is being made;

"**Trust**" means the Trust, the open-end investment trust formed pursuant to the Trust Indenture, and designated therein "**Focus Energy Trust**", or such other name as the Trust may be designated or constituted from time to time;

"**Trust Indenture**" means the Trust Indenture dated as of July 15, 2002 between Storm Energy Inc. and the Trustee, as amended from time to time;

"**Trust Units**" means the trust units of the Trust issued in accordance with the Trust Indenture; and

"**Trustee**" means Valiant Trust Company, a trust company incorporated under the laws of Alberta, or its successor or successors for the time being as Trustee under the Trust Indenture.

3. Administration

The Plan shall be administered by the CEO. The CEO shall be entitled to the full benefits of the indemnification provisions set forth in the Trust Indenture and the by-laws of the Corporation.

4. Eligibility

Participants in the Plan may be selected by the CEO from time to time from among the key employees of the Corporation and its subsidiaries. At the time of selection of a Participant to participate in the Plan or from time to time thereafter, the CEO may allocate a whole number of Participation Points to a Participant. For the purpose of the Plan such Participation Points shall be deemed to be assigned effective at the beginning of the month following the date at which the CEO assigns such Participation Points. The CEO will advise and review the allocations with the board of directors. A Participant whose employment is terminated shall not be entitled to the payment of a bonus under the Plan for any amount accruing after the end of the month in which such employment is terminated except, as the CEO may otherwise determine in his sole discretion. For the purpose of determining the date of termination of employment pursuant to the Plan such employment will be deemed to be terminated upon the date at which the Participant resigns or the Participant's employment is terminated by the Corporation without regard to any period for which the Participant may be entitled to notice under any employment agreement or otherwise at law. Notwithstanding the foregoing, the CEO, in his discretion, may also award to, or continue, in whole or in part, Participation Points of a Participant whose employment terminates due to disability, death or other circumstances of cessation of employment as determined appropriate by the board of directors.

5. Bonuses

Each Participant shall be entitled to receive a bonus equal to the Participant's Sharing Ratio multiplied by the Monthly Bonus Amount for each calendar month or portion thereof while such Participant is eligible to continue participation in the Plan in accordance with Section 4.

6. Payment

(a) Subject to subsections 6(b), (d) and (e) payment of bonuses shall be made 50% in cash and 50% in Trust Units as soon as reasonably practicable after the end of each calendar month.

(b) An aggregate of 900,000 Trust Units shall be reserved pursuant to the Plan for issuance from treasury by the Trust. The Committee may, subject to approval of the board of directors of the Corporation and the Toronto Stock Exchange or such other exchange on which the Trust

Units are listed and all other necessary regulatory approvals, increase the maximum number of Trust Units issuable pursuant to the Plan.

(c) For the purpose of calculating the number of Trust Units issuable under any bonus payment such Trust Units shall be priced at the five day weighted average trading price of such Trust Units as quoted by the Toronto Stock Exchange or, if the Trust Units are not listed on the Toronto Stock Exchange, such other stock exchange as the Trust Units are listed, calculated for the last five trading days of the month for which the bonus relates and which at least one board lot of Trust Units traded. In the event that the Trust Units are not listed, the Trust Units shall be issued at the fair market value of the Trust Units as determined by the board of directors.

(d) No fractional Trust Units shall be issued and in the event that a fractional Trust Unit would otherwise be issued, the Corporation shall pay a cash amount equal to the fraction of a Trust Unit which would otherwise be issued multiplied by the price of the Trust Units determined in accordance with subsection 6(c).

(e) In the event that the Trust is unable to issue Trust Units pursuant to this Plan for any reason whatsoever the bonuses payable in accordance with Section 5 shall be paid in cash.

7. Participant's Interests

A Participant's interest in any bonus awards hereunder shall at all times be reflected on the Corporation's books as a general unsecured and unfunded obligation to the Corporation subject to the terms and conditions of the Plan. The Plan shall not give any person any right or security interest in any asset of the Corporation or any fund in which any deferred payment is deemed invested. None of the Corporation, the board of directors or the CEO shall be responsible for the adequacy of the general assets of the Corporation to discharge the payment of its obligations hereunder nor shall the Corporation be required to reserve or set aside funds therefor.

8. Non-Alienation of Benefits: Beneficiary Designation

All rights and benefits under the Plan are personal to the Participant and neither the Plan nor any right or interest of a Participant or any other person arising under the Plan is subject to voluntary or involuntary alienation, sale, transfer, or assignment without the CEO's consent, which may be withheld in its discretion. Subject to the foregoing, the Corporation shall establish such procedures as it deems necessary for a Participant to designate one or more beneficiaries to whom any bonus payment the CEO determines to make and any deferred amounts would be payable in the event of the Participant's death. Absent such a designation, payment shall be made to the Participant's estate.

9. Withholding for Taxes

Notwithstanding any other provisions of this Plan, the Corporation may withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with the tax withholding or other provisions of the *Income Tax Act* (Canada) or any other federal or provincial tax or other legislation.

10. No Employment Rights

Nothing contained in the Plan shall confer upon any Participant any right to be continued in the employ of the Corporation or any of its subsidiaries or interfere in any way with the right of the Corporation or any of its subsidiaries to terminate a Participant's employment at any time.

11. CEO or Board of Director Determinations Final

Each determination provided for in the Plan shall be made by the CEO or the board of directors, as the case may be, under such procedures as may from time to time be prescribed by the CEO or the board of directors and shall be made in the sole discretion of the CEO or the board of directors, as the case may be. All such determination shall be conclusive on all parties.

12. Amendment

The CEO with the approval of the board of directors may amend the Plan from time to time. No such amendment shall adversely affect any Participants' rights under this Plan without the prior consent of the Participants affected.

13. Termination

The Corporation's board of directors may terminate the Plan by treating such termination as a Change of Control and paying to the Participants the amounts specified in Section 14 of the Plan.

14. Change of Control

In the event of a Change of Control, the Corporation shall terminate the Plan and pay to each Participant a final bonus amount equal to the Participant's Sharing Ratio multiplied by the Change of Control Payout Amount. Upon the payment of such amount to each Participant under the Plan the Plan shall terminate and the Participant shall have no further rights under the Plan.

15. Successors

The Plan is binding on and will inure to the benefit of any successor to the Corporation.

16. Term

The Plan shall terminate on August 31, 2007, unless extended by the CEO and the board of directors subject to approval of the Toronto Stock Exchange or such other exchange on which the Trust Units are listed and all other necessary regulatory approvals.

17. Governing Law

The Plan shall be construed in accordance with the laws of the Province of Alberta.


RECEIVED
APR 11 2005

TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Rights Incentive Plan (the "**Plan**") of the Focus Energy Trust ("**the Trust**") adopted and approved by the board of directors (the "**Board**") of FET Resources Ltd. (the "**Corporation**") and the unitholders of the Trust effect as of August 23, 2002 (the "**Effective Date**").

1. The purpose of the Plan is to provide certain directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "**Service Providers**"), of Trust and any of its subsidiaries, including the Corporation, with an opportunity to acquire rights ("**Rights**") to acquire units ("**Units**") of the Trust as designated from time to time by the Board of the Corporation. This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Units for the benefit of all the unitholders of Trust.

2. The Plan shall come into effect on the Effective Date, subject to the approval thereof by the Toronto Stock Exchange (the "**TSX**").

3. Under the Plan, 1,500,000 Units of the Trust will be set aside and reserved for the granting of Rights, subject to the approval of the TSX. Unless otherwise approved by the TSX and the unitholders of the Trust, the number of Units reserved for issuance upon the exercise of Rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Units (collectively, the "**Total Units**").

4. Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5. Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6. The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7. Subject to the restrictions on exercise set out in paragraph 6 above and paragraphs 11, 12 and 15 below, Rights granted under the Plan may be exercised during a period (the "**Exercise Period**") not exceeding five (5) years from the date upon which the Rights were granted (the "**Grant Date**"), pursuant to vesting schedules determined by the Board in its sole discretion.

   At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

8. The grant price ("**Grant Price**") per Right granted hereunder shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five (5) trading days immediately preceding the Grant Date.

9. The exercise price ("**Exercise Price**") per Right granted hereunder shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution is deducted from the Grant Price. For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month.

10. The Plan shall be administered by the Board. The Plan may be amended, modified or terminated by the Board with the approval of the TSX. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed five years.

11. Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death or disability of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

(a) thirty (30) days from the date such holder of Rights ceased to be a Service Provider; or

(b) the end of the Exercise Period,

to exercise the portions of any outstanding Rights which have vested in such holder of Right pursuant to paragraph 7 above, and at the expiration of such thirty day period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

12. Upon the death of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

(a) six (6) months from the date of the death of such holder of Rights; or

(b) the end of the Exercise Period,

to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death, and at the expiration of such six month period, any vested Rights which have not been exercised shall terminate and become null and void.

13. Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of the Corporation. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Units for which such Rights have been exercised.

14. In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Units of the Trust into a greater or lesser number of Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

15. The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or the Corporation. For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or the Corporation:

(a) a successful "take-over bid" as defined in the *Securities Act*, R.S.A. 2000, c. S-4, as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of the Corporation;

(b) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units of the Trust;

(c) a change in the ownership of the Corporation the effect of which is that a sufficient number of voting shares of the Corporation taken on a fully diluted basis, necessary to elect a majority of directors to the Board of the Corporation are not beneficially held or under the direction or control of the Trust; and

(d) the sale of all or substantially all of the assets of the Corporation; and

(e) the termination of the Trust.

16. The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

FOCUS ENERGY TRUST

Per: ______________________________

Per: ______________________________

SCHEDULE "A"

NOTICE OF EXERCISE OF UNIT RIGHTS

To: Focus Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase ____________ Units of the Trust granted on ______________________________, 20___, at the following Exercise Price:

Grant Price ($________.___)

Exercise Price ($________.___)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

______________________________	______________________________
Date	Signature of Holder of Rights
	______________________________
	Name (please print)
	______________________________
	Address
	______________________________
	______________________________

Please have my Unit certificate sent to me at:

_______ Above address

_______ c/o 3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

CAL_DOCS #1304027 v. 1

SUPPORT AGREEMENT


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH. D.C.
202
SECTION

MEMORANDUM OF AGREEMENT made as of the 23rd day of August, 2002.

AMONG:

FOCUS ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as the "**Trust**")

\- and -

FET RESOURCES LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**")

WHEREAS in connection with an arrangement agreement (the "**Arrangement Agreement**") made as of July 16, 2002 between the Trust, Storm Energy Inc., Storm Energy Ltd. and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a support agreement containing the terms and conditions set forth in Exhibit 3 to the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably;

AND WHEREAS under the Arrangement Agreement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

In this Agreement, the term "Share Provisions" means the rights, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in Articles of AcquisitionCo. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF TRUST AND ACQUISITIONCO

2.1 Covenants of the Trust Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, the Trust agrees that:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

(b) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

(c) the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Notification of Certain Events

In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 45 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of

winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.3 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

2.4 Qualification of Trust Units

The Trust and AcquisitionCo covenant that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "**Applicable Laws**") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) may be delivered by the Trust or Trust Subsidiary to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust and Trust Subsidiary will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be and remain duly registered, qualified or approved. The Trust represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law). The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be delivered hereunder to be listed, quoted or posted for trading on The Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.5 Equivalence

(a) The Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 2.5(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless:

(iv) one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan for holders of Trust Units approved by the board of directors of AcquisitionCo; or

(vii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(b) The Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(c) The Trust will ensure that the record date for any event referred to in section 2.5(a) or 2.5(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

2.6 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any

such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.7 Ownership of Outstanding Shares

The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo. Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

2.8 Trust Not to Vote Exchangeable Shares

The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.9 Due Performance

On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

ARTICLE 3
TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

4.2 Changes in Capital of the Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.5 or 2.6 hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

(b) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to the Trust to:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Derek Evans

(b) if to AcquisitionCo to:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or

proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Trustee

AcquisitionCo acknowledges that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

VALIANT TRUST COMPANY as trustee for and on behalf of FOCUS ENERGY TRUST

Per: 

Per: 

FET RESOURCES LTD.

Per: 

Per: 


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH. D.C. 202 SECTION

Dated as of

July 15, 2002

FOCUS ENERGY TRUST

TRUST INDENTURE

Between:

STORM ENERGY INC.

- and -

VALIANT TRUST COMPANY

#281402 v5

TABLE OF CONTENTS

FOCUS ENERGY TRUST

TRUST INDENTURE

THIS TRUST INDENTURE made as of the 15th day of July, 2002

BETWEEN:

> **STORM ENERGY INC.**, a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Corporation**") and all persons who after the date hereof become holders of Trust Units and Special Voting Rights of the Trust as herein provided

- and -

> **VALIANT TRUST COMPANY**, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trustee**")

WHEREAS the Corporation desires to create the Trust for the purpose of, among other things, providing distributions on a periodic basis to the beneficiaries of the Trust;

AND WHEREAS the Corporation has paid to the Trustee an amount of one hundred dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

AND WHEREAS the Trustee has agreed to act as trustee of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS it is intended that the Plan of Arrangement, as described in the Information Circular, will ultimately result in the shareholders of the Corporation receiving Trust Units in exchange for their Shares;

AND WHEREAS the Corporation and the Trustee desire that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of Subsections 108(2) and 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and the administration of the Trust;

AND THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Trust Indenture and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b) "**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(c) "**AcquisitionCo**" means FET Resources Ltd.;

(d) **"AcquisitionCo Shares"** means the issued and outstanding common shares of AcquisitionCo;

(e) **"Appraised Redemption Price"** has the meaning set forth in Section 6.6;

(f) **"Arrangement Agreement"** means the agreement which is attached as Appendix C to the Information Circular and any amendments or variations thereto;

(g) **"Arrangement"** means the arrangement under Section 193 of the ABCA as set forth in the Plan of Arrangement being Appendix I to the Arrangement Agreement;

(h) **"Associate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(i) **"Auditors"** means Deloitte & Touche LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(j) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(k) **"Closing"** means the completion of the distribution of Trust Units to the former holders of Shares and other transactions as contemplated by the Information Circular and **"Date of Closing"** means the date on which the Closing occurs;

(l) **"Corporation"** means Storm Energy Inc. and also means the corporation continuing upon the amalgamation of Storm Energy Inc. and AcquisitionCo;

(m) **"Counsel"** means a law firm (which may be counsel to the Corporation) acceptable to the Trustee;

(n) **"Deferred Purchase Price Obligation"** has the meaning ascribed thereto in the NPI Agreement ;

(o) **"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(p) **"Indemnified Parties"** has the meaning set forth in Section 8.9;

(q) **"Information Circular"** means the Information Circular of the Corporation to be dated July 16, 2002 for the Special Meeting of holders of Shares and options to acquire Shares to be held August 20, 2002 relating to the approval of the Arrangement;

(r) **"Issue Expenses"** means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(s) **"Lender"** means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust for the ownership and operation of its assets, business and affairs;

(t) **"Market Redemption Price"** has the meaning set forth in Section 6.3;

(u) **"Material Contracts"** means this Trust Indenture, the NPI Agreement and the Note Indenture;

(v) **"Net Income of the Trust"** has the meaning set forth in Section 5.1;

(w) **"Net Realized Capital Gains"** has the meaning set forth in Section 5.3;

(x) **"Net Proceeds"** means the proceeds of an Offering after deduction of Underwriters' Fees, if applicable, and Issue Expenses;

(y) **"Non-Residents"** means non-residents of Canada within the meaning of the Tax Act;

(z) **"Note Indenture"** means the note indenture to be dated on or before the Date of Closing between AcquisitionCo and Valiant Trust Company governing the issuance of the Notes;

(aa) "Notes" means the promissory notes issuable by AcquisitionCo pursuant to the Arrangement as described in the Information Circular;

(bb) **"NPI"** means the right to be granted to the Trust under the NPI Agreement to receive payments on petroleum and natural gas rights held by AcquisitionCo from time to time as more particularly described in the NPI Agreement;

(cc) **"NPI Agreement"** means the net profits interest agreement to be entered into between AcquisitionCo and the Trust coincident with the Arrangement becoming effective, as such agreement may be amended from time to time;

(dd) **"Offer"** has the meaning set forth in Section 8.1(b) except in Section 12.11 where it has the meaning defined therein;

(ee) **"Offering"** means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(ff) **"Offering Documents"** means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units;

(gg) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders and Special Right Holders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting;

(hh) **"outstanding"**, in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ii) **"Payment Date"** has the meaning set forth in Section 5.7;

(jj) **"Permitted Investments"** means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(kk) **"person"** means an individual, partnership, body corporate, association or trust;

(ll) **"Pro Rata Share"** of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(mm) **"Settled Amount"** means the amount of two hundred dollars in lawful money of Canada paid by the Corporation to the Trustee on the date hereof for the purpose of settling the Trust;

(nn) **"Shares"** means the issued and outstanding common shares of the Corporation as at the Date of Closing and also means shares of any class issued by the Corporation thereafter;

(oo) **"Special Resolution"** has the meaning attributed thereto in Section 11.6 hereof;

(pp) **"Special Voting Rights"** means special voting rights of the Trust, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2 hereof;

(qq) **"Special Right Holders"** means the holders from time to time of one or more Special Voting Rights;

(rr) **"Subsequent Investments"** means any of the investments which the Trust may make pursuant to Subsections 4.1(c) or (f) or paragraph 8.2(t)(ii);

(ss) **"Tax Act"** has the meaning ascribed thereto in Section 1.3;

(tt) **"Transfer Agent"** means the Trustee, its successors or assigns, in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to hold that office together in either such case with any subtransfer agent duly appointed by the transfer agent;

(uu) **"Trust"** means the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(vv) **"Trust Certificate"** or **"Trust Unit Certificate"** means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof

(ww) **"Trust Expenses"** means all expenses incurred by the Trustee or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 8.6, 8.8 and 8.9;

(xx) **"Trust Fund"**, at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trust or by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) all funds realized from the issuance of Trust Units;

(iii) the Shares and Notes acquired pursuant to the Arrangement;

(iv) all rights in respect of and income generated under the NPI Agreement including the NPI;

(v) any Subsequent Investments;

(vi) any Permitted Investments in which funds may from time to time be invested;

(vii) any proceeds of disposition of any of the foregoing property; and

(viii) all income, interest, profit, gains, accretions, additional assets, and rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(yy) **"Trust Unit"** means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(zz) **"Trustee"** means Valiant Trust Company, its successor or assigns for the time being as trustee hereunder;

(aaa) **"Underwriters' Fees"** means the amount so designated in any Underwriting Agreement;

(bbb) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(ccc) "**Unitholders**" means the holders from time to time of one or more Trust Units; and

(ddd) "**year**" means initially, the period commencing on the date hereof and ending on December 31, 2002, and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settled Amount

The Corporation hereby pays the Settled Amount to the Trustee for the purpose of creating and settling the Trust; and the Corporation is hereby issued one initial Trust Unit in the Trust.

2.2 Declaration of Trust

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as the "Focus Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trustee may use such other designation or may adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture.

(c) The legal ownership of the property and assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holder thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholder is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [the Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf of the Trust] and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [the Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of July 15, 2002 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 3250, 205 5th Avenue S.W. Calgary, Alberta T2P 2V7, or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Special Voting Rights

In addition to Trust Units, there may be issued Special Voting Rights entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Rights. Except for the right to vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination or winding-up of the Trust.

3.3 Authorized Number of Trust Units and Special Voting Rights

The aggregate number of Trust Units and Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8.

3.5 Re-Purchase of Initial Trust Unit by Trust

Immediately after the Closing, the Trust will purchase the initial Trust Unit from the Corporation, and the Corporation shall sell the initial Trust Unit to the Trust for a purchase price of one dollar and, upon the completion of

such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.6 Issue of Special Voting Rights and Trust Units

(a) Special Voting Rights and Trust Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered on terms and conditions and at such time or times as the board of directors of the Corporation may determine.

(b) The Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit or Special Voting Right.

3.8 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.9 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.10 Non-Resident Holders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Accordingly, it is intended that the Trust comply with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the Tax Act. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the manager on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) investing in AcquisitionCo Shares and acquiring the Shares and the Notes pursuant to the Arrangement;

(b) acquiring the NPI;

(c) acquiring or investing in other securities of the Corporation and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1, shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 8.2(e) or Section 8.2(s).

4.3 Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Section 5000 of the Tax Regulations, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Net Income of the Trust

In this Article 5, the "Net Income of the Trust" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes, any other interest income and any other amounts received pursuant to the NPI shall be included in Net Income of the Trust on an accrual basis and shall accrue from day to day;

(b) dividends on the Shares or any other dividends on securities of the Corporation shall be included in Net Income of the Trust when received including dividends deemed to have been received on such Shares or securities pursuant to the Tax Act; and

(c) all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Trust.

Items of income or expense not provided for above or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Net Income of the Trust to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Net Income of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Net Realized Capital Gains to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or part of the net realized capital gains of the Trust to the extent not previously declared payable. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. For the purposes of this Article 5, "net realized capital gains" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust.

5.4 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each year, an amount equal to the Net Income of the Trust for such year (excluding net realized capital gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.8, if applicable) at the time the amount became payable unless a Payment Date is specified under Section 5.7 in respect of such amount payable, in which case the right to enforce payment shall arise at the later of the time the amount became payable and the applicable Payment Date specified under Section 5.7.

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.3 may be paid by the Trust on any date (the "Payment Date") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after and in the same calendar year as the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.

5.8 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 6.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.8, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the

last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.9 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.3 Calculation of Redemption Price Based on Market Price

Subject to Section 6.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 6.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the

Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of Subsection 6.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

6.4 Cash Payment of Market Redemption Price

Subject to Section 6.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 6.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year exceeds $250,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows:

(a) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and,

(b) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

Upon such distribution of Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes so distributed to and including the date upon which such Notes are required to be distributed.

6.6 Calculation of Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units were tendered for redemption,

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) cash payment, in which case the provisions of Section 6.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 6.5, in which case the provisions of Section 6.5 shall apply *mutatis mutandis*.

6.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1 Trustee's Term of Office

Subject to Sections 7.2 and 7.3, Valiant Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 7.4.

7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 7.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that at any time, the Trustee shall no longer satisfy all of the requirements in Section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period). No decision to remove the Trustee under this Section 7.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 7.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

(b) Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by Special Resolution of the Unitholders under Section 7.3, or which has not been reappointed under Section 7.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under Section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 7.2(ii).

7.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 7.2, or who has received notice of removal in accordance with Section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by the Corporation for all costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

7.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or the Corporation or any subsidiary of the Corporation or the Trust (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable

circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof,

(d) to apply for Alberta Royalty Tax Credits;

(e) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(g) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(i) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;.

(j) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without

disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(l) to pay out of the Trust Fund the Trust Expenses;

(m) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(n) to guarantee the obligations of the Corporation or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(o) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 8.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(p) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Trust pursuant to which the Trust agrees to subordinate its right to receive income and to be paid on the Notes by the Corporation (or any other obligations of the Corporation or any Affiliate to the Trust) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of the Notes (or other such obligations) to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust.

(q) to do all such other acts and things as are incidental to this Section 8.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(r) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act;

(s) to advance any amount to the Corporation or other Affiliate of the Trust as a loan;

(t) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) the fees payable to the Corporation's advisors in connection with the Arrangement;

(ii) the Deferred Purchase Price Obligations;

(iii) amounts in respect of Permitted Investments and Subsequent Investments; and

(iv) Issue Expenses

all as contemplated by the Information Circular, this Indenture, the NPI Agreement or any Offering Document;

(u) to charge, mortgage, hypothecate and/or pledge on behalf of the Trust all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any Affiliate of the Trust or the Corporation and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(v) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(w) to provide indemnities for the directors and officers of any Affiliates;

(x) without limiting any of the provisions hereof, to pay out of the Trust Fund Underwriting Fees payable in connection with any Offering; and

(y) without limit as to amount, cost, or conditions of reimbursement, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust.

8.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) The Trustee shall not vote the Shares with respect to the election of directors of the Corporation, the appointment of auditors of the Corporation, or the approval of the Corporation's financial statements except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders;

(b) The Trustee shall not, after the Date of Closing, vote the Shares to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's Shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

8.4 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate of the Trustee) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons (who may be officers or employees of the Corporation) as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trustee's behalf to facilitate such banking business.

8.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

8.6 Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 8.8 or 8.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

8.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any

inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, advisor, or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

8.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this Section 8.8 shall not apply.

8.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of the administration of the Trust created hereby or the exercise by the Trustee of any rights or obligations hereunder.

For the purpose of this Section 8.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

8.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent or the Trustee shall be bound to make any inquiry concerning the validity of any transaction proposing to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

8.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Corporation becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

8.12 Declaration as to Beneficial Ownership

The Corporation may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

8.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Corporation to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Trust Indenture shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 7.

8.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation contracts or deals or which supplies services to the Trust or the Corporation;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 9
DELEGATION OF POWERS

9.1 The Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof).

Without limiting the foregoing, the Trustee hereby delegates to the Corporation responsibility for any and all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (viii) all matters relating to the specific powers and authorities set forth in Subsections 8.2(n) and (w) and Subsection 8.4. The Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.2 Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust all Unitholder Rights Plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the

Trust from time to time, including any Underwriting Agreements, indemnity agreements (pursuant to which the Trust, and not the Trustee provides indemnities) or documents ancillary or similar thereto.

9.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder and the Trustee, in relying upon the Corporation, shall be deemed to have complied with its obligations under Section 8.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 10
AMENDMENT

10.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of Subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) providing for the electronic delivery by the Trust to the Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(f) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(g) making any modifications in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Corporation, commencing in 2003, on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the transaction of such

business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Corporation upon a written request of Unitholders holding in the aggregate not less than 5% of the Trust Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Rights Holder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially the final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Rights Holders shall not invalidate any resolution passed at any such meeting.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights. If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Only Unitholders and Special Right Holders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the Board of Directors authorizing the issuance of such Special Voting Unit. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

11.5 Resolution

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 10.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv) resign if removed pursuant to Section 7.3; and

(v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.5 and the matters set forth in Sections 7.3, 7.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

11.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such percentage, the holders of any issued Special Voting Unit who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof

11.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Right Holders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though such person has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the

record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders and Special Right Holders shall be binding upon all the Unitholders and Special Right Holders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Right Holder, if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders and Special Right Holders, if any, as the case may be. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of the *Business Corporations Act* (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10 No Breach

Notwithstanding any provisions of this Indenture, neither the Unitholders nor Special Right Holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.4 and Subsection 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, a certificate so signed is as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the

Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

12.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, whether express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or inquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder' s personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereto, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all exchange fees associated with any such exchange.

12.11 Offer for Units

(a) In this Section 12.11:

(i) **"Dissenting Unitholder"** means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) **"Offer"** means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Units;

(v) **"Offeror's Notice"** means the notice described in Subsection (c); and

(vi) **"Offeror's Units"** means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 12.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) the a notice stating that:

A. his or her Units have been transferred to the Offeror;

B. the Trustees or some other person designated in such notice are holding in trust the consideration for such Units; and

C. the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) or such other documents as the Trustees, or such other person may require in lieu thereof,

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
TERMINATION

13.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

13.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized under Section 13.2.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

13.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 10;

(b) giving effect to any Special Resolution passed as provided in Article 11;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 11.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditor shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2 Appointment of Auditors

The Trustee hereby appoints Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

16.3 Change of Auditors

The Auditor may at any time be removed by the Trustee with the approval of the Unitholders by means of a Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of the Auditor as aforesaid may be filled at the meeting of Unitholders at which the Auditor is removed, or if not so filled, may be filled under Section 16.4.

16.4 Filling Vacancies

In the event that the Auditor resigns as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the board of directors of the Corporation whom are independent of the Corporation and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

16.5 Reports of Auditors

The Auditor shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture.

17.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30, September 30 and December 31 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the

number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

17.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to Subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, as soon as practicable following Closing, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7 Income Tax Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

17.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 18
MISCELLANEOUS

18.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

18.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall b required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Indenture.

18.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Valiant Trust Company at 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2, Attention: Manager Corporate Trust Department (Fax (403) 233-2857) or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 3300, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, Attention: Matthew J. Brister President and Chief Executive Officer may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 Reference to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 15th day of July, 2002.

STORM ENERGY INC.

By: 

By: 

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 Reference to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 15th day of July, 2002.

STORM ENERGY INC.

By: ______________________________

By: ______________________________

VALIANT TRUST COMPANY

By: ______________________________

By: ______________________________

SCHEDULE

To the annexed indenture dated as of July 15, 2002
and made between

STORM ENERGY INC.

and

VALIANT TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

Focus Energy Trust

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated as of July 15, 2002)

No.	Trust Units
	CUSIP

THIS CERTIFIES THAT

is the registered holder of fully paid Trust Units issued by Focus Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of July 15, 2002 and made between, Storm Energy Inc. (the "Corporation") and Valiant Trust Company (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary or the City of Toronto, as applicable and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by a instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture contains restrictions on the ownership of Trust Units by non-residents of Canada within the meaning of the *Income Tax Act* (Canada). The Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through the manager on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced in the Indenture.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate hall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

STORM ENERGY INC.

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

Countersigned and Registered
VALIANT TRUST COMPANY
Transfer Agent and Registrar of the Trust

By: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

________ Trust Units of Focus Energy Trust represented by this certificate and hereby irrevocable constitutes and appoints ________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ____________________________________

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a Canadian chartered bank, a trust company in Canada or a member firm of The Toronto Stock Exchange, the Montreal Exchange, the Canadian Venture Exchange Inc., a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program ("STAMP").

____

(SIGNATURE OF TRANSFEROR)


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C. 202 SECTION

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 23rd day of August, 2002.

AMONG:

FOCUS ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as the "**Trust**"),

- and -

FET RESOURCES LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**"),

- and -

FET EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trust Subsidiary**"),

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "**Trustee**"),

WHEREAS in connection with an arrangement agreement (the "**Arrangement Agreement**") made as of July 16, 2002 between the Trust, Storm Energy Inc., Storm Energy Ltd. and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a voting and exchange trust agreement containing the terms and conditions set forth in Exhibit 4 to the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably; it is contemplated that AcquisitionCo will directly or indirectly acquire the issued and outstanding common shares of Storm Energy Inc.;

AND WHEREAS under the Arrangement Agreement, it is contemplated that exchangeable shares of AcquisitionCo ("**Exchangeable Shares**") may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement including certain exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time;

AND WHEREAS these recitals are made by the Trust and AcquisitionCo but not by the Trustee;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended.

"**Affiliate**" has the meaning given to that term in the Securities Act.

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount.

"**Automatic Exchange Rights**" means the benefit of the obligation of the Trust or Trust Subsidiary to effect the automatic exchange of Exchangeable Shares for Trust Units pursuant to Section 5.12(c).

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2.

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries.

"**Board of Directors**" means the Board of Directors of AcquisitionCo.

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada.

"**Call Rights**" has the meaning given to that term in the Share Provisions.

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**Effective Date**" has the meaning given to that term in the Share Provisions.

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Trust Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question.

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

"**Exchange Rights**" has the meaning given to that term in Section 5.1.

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1.

"**Exchangeable Shares**" means the Series A Exchangeable Shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions.

"**Indemnified Parties**" has the meaning given to that term in Section 8.1.

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated to be bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy,

dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

"**Liquidation Event**" has the meaning given to that term in Section 5.12(b).

"**Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c).

"**List**" has the meaning given to that term in Section 4.6.

"**Officer's Certificate**" means, with respect to Trust Subsidiary or AcquisitionCo, as the case may be, a certificate signed by any officer or director of Trust Subsidiary or AcquisitionCo, as the case may be.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

"**Retracted Shares**" has the meaning given to that term in Section 5.7.

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

"**Securities Act**" means the *Securities Act* (Alberta), as amended.

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.

"**Special Voting Right**" means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which, commencing on the first day of the calendar month which immediately follows the Effective Date, entitles the Beneficiaries to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

"**Subsidiary**" has the meaning given to that term in the Share Provisions.

"**Support Agreement**" means that certain support agreement made as of even date herewith among the Trust and AcquisitionCo.

"**TSX**" means the Toronto Stock Exchange.

"**trust**" means the trust created by this Agreement.

"**Trust**" means Focus Energy Trust, a trust organized under the laws of Alberta.

"**Trust Estate**" means the Special Voting Right, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"**Trust Affiliates**" means Affiliates of the Trust.

"**Trust Consent**" has the meaning given to that term in Section 4.2.

"**Trust Meeting**" has the meaning given to that term in Section 4.2.

"**Trust Successor**" has the meaning given to that term in Section 10.1(a).

"**Trust Unitholders**" means holders of Trust Units.

"**Trust Units**" means the units of the Trust as constituted on the date hereof.

"**Trust Indenture**" has the meaning given to that term in the Share Provisions.

"**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING RIGHT

3.1 Issue and Ownership of the Special Voting Right

The Trust has issued to and has deposited with the Trustee, the Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Right by the Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Right and shall be

entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Right, provided that the Trustee shall:

(a) hold the Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Right, and the Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Special Voting Right with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Right shall at all times be held in safe keeping by the Trustee.

ARTICLE 4
EXERCISE OF SPECIAL VOTING RIGHT

4.1 Special Voting Right

The Trustee, as the holder of record of the Special Voting Right, shall be entitled to all of the votes represented by the Special Voting Right, including the right to vote in person or by proxy the Special Voting Right on any matters, questions, proposals or propositions whatsoever that may properly come before the Trust Unitholders at a Trust Meeting or in connection with a Trust Consent. The Special Voting Right shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

(a) the Trustee shall exercise the Special Voting Right only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought; and

(b) to the extent that no instructions are received from a Beneficiary with respect to the votes relating to the Special Voting Right to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such votes relating to the Special Voting Right.

4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which holders of Trust Units are entitled to vote (a "**Trust Meeting**") and with respect to all written consents sought by the Trust from Trust Unitholders (a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Special Voting Right that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by the Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be (the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as the Trust utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in Section 4.6, such mailing or communication to commence on

the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Trust to Trust Unitholders:

(a) a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or designee thereof to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by the Trust or by applicable law for purposes of determining Trust Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The Trust will notify the Trustee of any decision with respect to the calling of any Trust Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

The Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings, but excluding proxies to vote Trust Units), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the Trust) received by the Trustee from the Trust contemporaneously with the sending of such materials to Trust Unitholders. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.5 Other Materials

As soon as reasonably practicable after receipt by the Trust or any Trust Unitholder (if such receipt is known by the Trust) of any material sent or given by or on behalf of a third party to Trust Unitholders generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials received by the Trustee from the Trust. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall, (i) prior to each annual, general or special Trust Meeting or the seeking of any Trust Consent, and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the Trust or pursuant to applicable law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The Trust agrees to give AcquisitionCo notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for the Special Voting Right to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting, or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of

any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the Trust utilizes in communications to Trust Unitholders subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Special Voting Right

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to the Trust, and such Beneficiary Votes and the Special Voting Right represented thereby shall cease immediately, upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in either case, the Trust shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Trust or Trust Subsidiary pursuant to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AcquisitionCo pursuant to Article 5 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

Each of the Trust and Trust Subsidiary hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of:

(i) an Insolvency Event; or

(ii) circumstances in which the Trust and Trust Subsidiary may exercise any of the Call Rights, but elect not to exercise such Call Right;

(any such occurrence being an "**Exchange Rights Trigger Event**") to require the Trust or Trust Subsidiary to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights;

all in accordance with the provisions of this Agreement. Each of the Trust and Trust Subsidiary hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by the Trust and Trust Subsidiary to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by the Trust or Trust Subsidiary, as applicable, for each Exchangeable Share to be purchased by the Trust or Trust Subsidiary, as applicable, under the Exchange Rights shall be an amount per share equal to the product of a Current Market Price of a Trust Unit on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share under the Exchange Rights and the Exchange Ratio as at such closing date. In connection with each exercise of the Exchange Rights, AcquisitionCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary, as applicable, issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the

Exchangeable Shares which such Beneficiary desires the Trust to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, AcquisitionCo, the Trust and Trust Subsidiary may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by the Trust or Trust Subsidiary, as applicable free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued, and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Trust or Trust Subsidiary under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires the Trust or Trust Subsidiary to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify the Trust and AcquisitionCo of its receipt of the same, which notice to the Trust and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and the Trust or Trust Subsidiary, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights and the payment of the total purchase price therefor without interest (but less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to the Trust and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to the Trust all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not allotted, issued and delivered by the Trust or Trust Subsidiary to the Trustee on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by the Trust or Trust Subsidiary. Upon delivery by the Trust or Trust Subsidiary to the Trustee of such Trust Units, and the balance of the purchase price, if any, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised the right under Article 6 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by AcquisitionCo pursuant to Section 6.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from the

Trust, Trust Subsidiary or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require the Trust or Trust Subsidiary to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to the Trust or Trust Subsidiary pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of the Trust, Trust Subsidiary, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, the Trust, Trust Subsidiary and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Trust, Trust Subsidiary or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from the Trust, Trust Subsidiary or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the Trust (such funds to be received in advance), a notice of such Exchange Rights Trigger Event in the form provided by the Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Trust Units

The Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian, federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of the Trust or Trust Subsidiary to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved. The Trust will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units have been listed and remain listed and are quoted or posted for trading at such time.

5.11 Trust Units

The Trust hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units

such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of the Trust

(a) The Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of (A) receipt by the Trust of notice of, and (B) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from the Trust of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by the Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "**Liquidation Event Effective Date**") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units. To effect such automatic exchange, the Trust or Trust Subsidiary shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the product of the Current Market Price of a Trust Unit on the fifth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date. AcquisitionCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust and Trust Subsidiary delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Liquidation Event Effective Date: (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred; (ii) each Beneficiary shall be deemed to have transferred to the Trust or Trust Subsidiary, as determined by the Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related

interest in the Trust Estate; (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged; (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and (v) the Trust or Trust Subsidiary, as applicable shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, without any interest and less any amounts withheld pursuant to Section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with the Trust or Trust Subsidiary, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trust Subsidiary may reasonably require, the Trust or Trust Subsidiary, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

The Trust, Trust Subsidiary and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as the Trust, Trust Subsidiary or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Trust, Trust Subsidiary and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Trust Subsidiary or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Trust Subsidiary or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including, without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and the Trust and Trust Subsidiary will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee, on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Right as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from the Trust as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the Trust and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement, except as otherwise provided by applicable law.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder,

6.3 Dealings with Transfer Agents, Registrars, etc.

The Trust and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such securities, the certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

AcquisitionCo and the Trust irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by the Trust and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Right, Exchange Right and the Automatic Exchange Rights. On or before January 15, 2003, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to the Trust and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the Trust of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded.

In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to the Trust and AcquisitionCo). If requested by the Trustee, the Trust and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the

Special Voting Right pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right pursuant to Article 4, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

The Trust and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Trust and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Trust and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the trustee of the Trust and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him,

provided that if such report or opinion is furnished by a director, officer or employee of the trustee of the Trust and/or a director, officer or employee of AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Trust, Trust Subsidiary or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, bank or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Special Voting Right, and any Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

The Trust and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the Trust and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

The Trust and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by the Trust or AcquisitionCo pursuant hereto.

In no case shall the Trust or AcquisitionCo be liable under this indemnity for any claim against any of the Indemnified Parties unless the Trust and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, the Trust and AcquisitionCo shall be entitled to participate at their own expense in the defence and, if the Trust and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Trust or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and the Trust or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to the Trust or AcquisitionCo that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Trust or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the Trust and AcquisitionCo shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee and the termination of the Trust.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Trust and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless the Trust and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Trust and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the Trust and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days' prior notice by written instrument executed by the Trust and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 9.1.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Trust and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the Trust and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Trust, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the Trust or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the Trust or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Trust and AcquisitionCo.

ARTICLE 10
TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets

would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of the trustee of the Trust or any officers of the trustee of the Trust on behalf of the trustee of the Trust may be done and performed with like force and effect by the directors or officers of such Trust Successor or of its trustee.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Trust, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best

interests of the Beneficiaries it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the Trust, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto.

Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of the Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis,* to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), the Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Trust, Trust Subsidiary, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of the Trust and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to the Trust, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: Derek Evans

(b) if to the Trustee, at:

Suite 510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Attention: Manager, Corporate Trust Department

(c) if to AcquisitionCo, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

(d) if to Trust Subsidiary, at:

3250, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply, *mutatis mutandis,* to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Attornment

Each of the Trustee, the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Performance by Subsidiary of the Trust

Any provision in this Agreement providing for the delivery by the Trust of Trust Units or any other documents or instruments may, at the option of the Trust, be satisfied by delivery thereof by or on behalf of the Trust by a Trust

Subsidiary, and in such case such delivery shall satisfy the obligations of the Trust and the rights of the Trust to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such Trust Subsidiary.

13.9 Trustee

Without limiting the obligations of Valiant Trust Company as the Trustee under this Agreement, the parties hereto acknowledge that Valiant Trust Company is also party to this Agreement in its capacity as the trustee of the Trust and as such is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Valiant Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VALIANT TRUST COMPANY as trustee for and on behalf of FOCUS ENERGY TRUST

Per: 

Per: 

FET RESOURCES LTD.

Per: 

Per: 

VALIANT TRUST COMPANY

Per: 

Per: 

FET EXCHANGECO LTD.

Per: 

Per: 

ADMINISTRATION AGREEMENT

between

FOCUS ENERGY TRUST

(the "Trust")

and

FET RESOURCES LTD.

(the "Administrator")

August 23, 2002

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT

This Administration Agreement is made the 23rd day of August, 2002 between **FOCUS ENERGY TRUST** as represented by its Trustee **VALIANT TRUST COMPANY**, (the "**Trust**") and **FET RESOURCES LTD.**, an Alberta corporation (the "**Administrator**").

WHEREAS the Trust wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a) "**affiliate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(b) "**associate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(c) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, Alberta, for the transaction of banking business;

(d) "**person**" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(e) "**Transfer Agent**" means the transfer agent from time to time for the Trust Units, which, as at the date of this Agreement, is Valiant Trust Company;

(f) "**Trust**" means **Focus Energy Trust**, a trust governed by the Trust Indenture;

(g) "**Trust Fund**" has the meaning set out in the Trust Indenture;

(h) "**Trust Indenture**" means the trust indenture dated July 15, 2002 by which the Trust is governed;

(i) "**Unitholders**" means the holders of Units in the Trust; and

(j) "**Units**" means trust units of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, as amended and in effect from time to time;

(b) any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c) the recitals hereto are incorporated into and form part of this Agreement;

(d) the words "herein", "hereof' and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e) the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h) where the time for doing an act falls or expires on a day which is not a business day, the time for doing such act is extended to the next business day; and

(i) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attom.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the Unitholders or any annuitant under a plan of which a Unitholder is a trustee or carrier (an "**annuitant**") and that any recourse against the Trust, the Trustee, or any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

ARTICLE 2
THE ADMINISTRATOR

2.1 Administration of Trust Affairs

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture, the Trustee hereby delegates to the Administrator and the Administrator hereby agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof (other than the issue, certification, countersigning, transfer and cancellation of certificates representing Units and the maintenance of a register of Unitholders) and specifically including such matters as may be requested by the Trustee from time to time.

2.2 Administrative and Advisory Services

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof; the Administrator will, subject to the direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the *Income Tax Act* (Canada) and the Income Tax Regulations applicable with respect thereto, all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 17.2, 17.3 and 17.6 of the Trust Indenture;

(c) submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator; and arrange for their filing within the time required by applicable tax law;

(d) provide advice with respect to the Trust's obligations as a reporting issuer and arrange for compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(e) provide investor relations services to the Trust including assisting with communications with Unitholders;

(f) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 12 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise use them;

(g) provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(h) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust from time to time and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(i) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(j) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(k) provide advice to the Trustee with respect to determining the timing and terms of future offerings of Units, if any;

(l) administer all of the records and documents relating to the Trust Fund;

(m) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(n) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.1 of the Trust Indenture;

(o) determine, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture;

(p) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust; and

(q) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time.

The Administrator shall provide quarterly reports to the Trustee outlining the nature and details of the foregoing services that have been provided.

2.3 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture or take any action requiring approval of the Trustee without such approval having been given.

2.4 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distribution to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders of the Trust and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on

behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

ARTICLE 3
PAYMENT OF EXPENSES

3.1 Payment of Expenses

The Administrator shall pay for and shall bear all outlays and expenses to third parties incurred by the Administrator in the administration of the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders), and shall not seek reimbursement from the Trust for any of such outlays and expenses.

3.2 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Trust under this Agreement.

3.3 Remuneration and Expenses of the Trustee

The Administrator shall pay the remuneration and expenses of the Trustee as provided in Section 8.6 of the Trust Indenture.

ARTICLE 4
CONDUCT OF THE ADMINISTRATOR

4.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement; and

(ii) the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.1(a).

4.2 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from negligence of the Administrator in performing its obligations hereunder; or

(b) any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i) statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.1(a).

4.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator acted in accordance with subsection 4.1(a).

4.4 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, such matter will be required to be dealt with by the Trustee.

(b) The Administrator shall not be considered to be a fiduciary of the Trust solely by reason of performing the administrative and advisory services provided for hereunder and will only have the obligations provided for expressly in this Agreement in respect thereof and no other obligations, duties or standard of care shall be implied and no different standard shall be imposed by any law, rule or regulation or otherwise in respect of such services and the Trust agrees that it shall not seek to have any different standard imposed in respect thereof.

(c) In the event of any conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall give prompt written notice to the Trustee prior to taking any action in respect of such

matter setting forth the reason for such conflict. The Trustee shall take all such actions or make all such decisions relating to the matters giving rise to the conflict of interest.

4.5 Confidentiality

The Administrator shall not, without the prior written consent of the Trust, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a) information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section shall not merge the termination of this Agreement.

4.6 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.6 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.7 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses

(including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default, or negligence of the Administrator in the provision of services or the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

ARTICLE 5
TERM AND TERMINATION

5.1 Term

Subject to Section 5.4, this Agreement shall continue in force for a period of 10 years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2 Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and subject to Section 5.4.

5.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b) so soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4 Default

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a) the Trust terminates or a decision of the Unitholders is made to terminate or wind up the Trust;

(b) the Administrator:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it; or

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, Trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, Trustee or assignee in bankruptcy; or

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

5.5 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Trust in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust) or, at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6
GENERAL

6.1 Access to Record

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, which consent shall not be unreasonably withheld or refused, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the third business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Focus Energy Trust

c/o Valiant Trust Company
510, 550 - 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Attention: Manager, Corporate Trust Department
Telecopier No.: 403 233-2857

FET Resources Ltd.

3250, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: President
Telecopier No.: 403 781-8408

6.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8 Time of Essence

Time is of the essence in respect of this Agreement.

6.9 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.10 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.11 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FOCUS ENERGY TRUST
by its Trustee **Valiant Trust Company**

Per: 

Per: 

FET RESOURCES LTD.

Per: 
Derek W. Evans, President


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH. D.C.
202
SECTION

FET RESOURCES LTD.

NOTE INDENTURE

August 23, 2002

Providing for the issue of 14% Unsecured, Subordinated Promissory Notes of FET Resources Ltd.

McCarthy Tétrault LLP CAL_DOCS #1281303 v. 5

TABLE OF CONTENTS

NOTE INDENTURE
August 23, 2002

BETWEEN:

FET RESOURCES LTD., a company incorporated pursuant to the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (the "**Company**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated pursuant to the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

RECITALS:

A. The Company is desirous of acquiring the outstanding common shares of Storm Energy Inc. and financing such acquisition in part by the issuance of Notes to be constituted and issued as provided for by this Note Indenture;

B. The Company anticipates issuing additional Notes in the future;

C. The Company is duly authorized to create and issue the Notes as herein provided;

D. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Company in accordance with the laws relating to the Company; and

E. The foregoing recitals are made as representations and statements of fact by the Company and not by the Note Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations thereunder;

(b) "**Amalgamation**" means the amalgamation of the Company and Storm under the provisions of the ABCA and pursuant to the Arrangement;

(c) "**Arrangement**" means the plan of arrangement pursuant to Section 193 of the ABCA as provided for in an agreement dated July 16, 2002 between Storm, Storm Energy Ltd., the Company and the Trust;

(d) "**Bank Borrowings**" means the Company's indebtedness, obligations and liabilities to the Banks or any of them;

(e) "**Banks**" means any bank or financial institution which from time to time may be providing loans, advances or other extensions of credit to the Company;

(f) "**Borrowed Money**" means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; or (v) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(g) "**Business Day**" means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Note Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(h) "**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(i) "**Certificate of the Company**", "**Order of the Company**", "**Request of the Company**", "**Written Direction of the Company**" and "**Consent of the Company**" mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Company by the Chairman of the Board or the President, and may consist of one or more instruments so executed. A Certificate of the Company shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Note Trustee;

(j) "**Certified Resolution**" means a copy of a resolution of the Company certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(k) "**Common Shares**" means the common shares in the capital of the Company, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares; and after the Amalgamation means the common shares in the capital of the amalgamated corporation resulting from the Amalgamation, as such shares were constituted on the date of the Amalgamation or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(l) "**Company**" means FET Resources Ltd., incorporated under the ABCA, and includes any successor company (including the company resulting from the Amalgamation) to or of the Company provided that the provisions of Article 7 shall have been complied with in respect thereof;

(m) "**Company's Auditors**" or "**Auditors of the Company**" means an independent firm of chartered accountants duly appointed as auditors of the Company;

(n) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Company, retained, employed, engaged or appointed by the Note Trustee or retained, employed, engaged or appointed by the Company and acceptable to the Note Trustee where the context so indicates;

(o) "**Creditor Proceedings**" means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Company or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Company, or any bulk sale of assets by the Company, or proceedings in relation to any of the foregoing;

(p) "**Default**" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(q) "**Director**" means a member of the board of directors of the Company for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Company or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Company for the time being, and reference to "**action by the Directors**" means action by the directors of the Company as a board or, whenever duly empowered, action by the said executive committee as such committee;

(r) "**Early Redemption Date**" means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(s) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(t) "**Event of Default**" means any of the events of default referred to in Section 5.1;

(u) "**Extraordinary Resolution**" has the meaning attributed thereof in Section 8.12;

(v) "**Fund Trustee**" means Valiant Trust Company, the initial trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(w) "**Holders**" means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(x) "**Initial Note**" has the meaning ascribed thereto in Section 2.3;

(y) "**Interest Payment Date**" means the 15th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(z) "**Interest Period**" means (i) the period beginning on (and including) the Issue Date and ending on (and including) September 30, 2002, and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(aa) "**Interest Rate**" means fourteen percent (14%) per annum;

(bb) "**Issue Date**" means, in respect of any Notes, the date of issuance of such Notes;

(cc) "**Maturity Date**" means December 31, 2032, subject to extension pursuant to Section 2.13;

(dd) "**Non-Trust Holders**" means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of One Million ($1,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(ee) "**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ff) "**Note Trustee**" means Valiant Trust Company or its successor or successors for the time being in the trusts created hereunder;

(gg) "**Noteholders' Request**" means:

(i) an instrument signed in one or more counterparts either:

A. at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by the Trust; or

B. at any time when A does not apply, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or resolution, provided that, in either (i) or (ii) where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(hh) "**Notes**" means the 14% unsecured, subordinated, promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(ii) "**Outstanding**" has the meaning ascribed thereto in Section 1.2;

(jj) "**Person**" means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(kk) "**Register**" has the meaning ascribed thereto in Section 2.6;

(ll) "**Security Documents**" shall mean and include any and all collateral or security documents securing the Company's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(mm) "**Senior Debt**" means (a) all indebtedness, obligations and liabilities of the Company in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness, obligations and liabilities of the Company other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Company in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Company under the Senior Debt Documents;

(nn) "**Senior Debt Default**" shall mean and include any event of default under any Senior Debt and any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute an event of default under Senior Debt;

(oo) "**Senior Debt Documents**" means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings;

(pp) "**Storm**" means Storm Energy Inc., incorporated under the ABCA;

(qq) "**Subordination Agreement**" has the meaning attributed to it in Section 3.7(a);

(rr) "**Subsidiary**" or "**Subsidiary Company**" means any company or partnership of which more than fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Company or one or more Subsidiaries or the Company and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(ss) "**successor company**" has the meaning attributed to it in Section 7.1;

(tt) "**Time of Expiry**" means 4:30 p.m. (Calgary time) on the Maturity Date;

(uu) "**Transfer**" means a transfer in the form and substance of the transfer attached to the Notes;

(vv) "**Trust**" means Focus Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(ww) "**Trust Indenture**" means the trust indenture dated as of July 15, 2002 constituting the Trust and made between the Fund Trustee and Storm as the settlor;

(xx) "**Trust Units**" means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(yy) "**Voting Shares**" means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Note Trustee for cancellation; or

(iii) monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Company and held by the Note Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Company shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Company or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only

the Notes which the Note Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Company or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Company or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Wherever in this Agreement reference is made to "generally accepted accounting principles", such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be unlimited.

(b) The Notes shall be designated the "14% Unsecured, Subordinated Promissory Notes" of the Company; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

(c) As interest becomes due on the Notes, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Note Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.2 Form and Signatures of Notes

(a) The Notes (including the Certificate of the Note Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such

distinguishing letters and numbers as the Note Trustee may approve and may include a translation into the French language.

(b) The Notes shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Note Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Company and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes may be executed by the Company from time to time and, forthwith after such execution, shall be delivered to the Note Trustee and shall be certified by the Note Trustee and delivered to or to the order of the Company pursuant to a written direction of the Company. It is acknowledged and agreed that the first Note to be issued hereunder (the "Initial Note") will be a global Note certificate representing all Notes to be issued by the Company pursuant to the Arrangement. The Initial Note shall be issued in the name of the Note Trustee in trust for the Trust and the former shareholders of Storm in accordance with their pro rata entitlements pursuant to the Arrangement. The Note Trustee shall subsequently record the transfer of the Initial Note to the Trust pursuant to the Arrangement.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Note Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Note Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Company and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Note Trustee signed on the Notes shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Note Trustee signed on the Notes shall, however, be a representation and warranty by the Note Trustee that the Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank *Pari Passu*

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Company by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Company shall, at all times while any Notes are outstanding, cause to be kept by the Note Trustee or other registrars at the principal office of the Note Trustee in the City of Calgary and in such other place or places and by the Note Trustee or such other registrars, if any, as the Company with the approval of the Note Trustee may designate, registers ("Register(s)") in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee, upon compliance with such requirements as the Note Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Note Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Company, the Note Trustee or any Holder. Every registrar (including the Note Trustee) shall from time to time when requested to do so by the Company or the Note Trustee furnish the Company or Note Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Note Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.9 hereof.

(d) Neither the Note Trustee nor any other registrar or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Note Trustee or any other registrar or the Company may transfer any Note on the direction of the Holder thereof, whether named as Note Trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Note Trustee's principal office in the City of Calgary, the Company, with the approval of the Note Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder thereof,

save with respect to equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Note Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Company, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Company, the Note Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Note Trustee, any registrar, the Company and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Company, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Note Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Company and the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Note Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Note Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Note Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Note Trustee Not Bound to Make Enquiries

The Note Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 Extension

On or about July 1, 2032, the board of directors of the Company shall review the Company's business and the Company's business prospects. If this review, in the opinion of the board of directors of the Company, indicates that it is likely that the indebtedness of the Company evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, for the period from January 1, 2033 to December 31, 2052 (the "Extension Term"), then provided such extension is requested by the Company and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the "Renewal Rate") are approved by a resolution of the Holders on or before September 30, 2032, the Maturity Date shall be extended to December 31, 2052 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Note Trustee and the Company shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

2.14 Redemption

From time to time and in any event not less frequently than each second anniversary of the date hereof, the board of directors of the Company shall review the Company's business and business prospects. If this review, in the opinion of the board of directors of the Company, indicates that it is unlikely that the indebtedness of the Company evidenced by the Notes could be refinanced upon maturity of the Notes, then the Company may, provided there are then any Non-Trust Holders, such prepayment is approved by a resolution of the Holders, commence principal repayments on the Notes such that, in the opinion of the board of directors of the Company, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Company's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Company. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.14. In the event that the Company is to commence principal repayments on the Notes pursuant to this Section 2.14 and there is more than one holder thereof, the Notes shall be redeemed as near as may

be pro rata as between the Holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.15 Prepayment

From time to time if the Company is prohibited by applicable law from declaring or paying a dividend or making a payment in respect of a redemption, reduction of capital attributable to or other distribution on or in respect of its Common Shares or other shares, but has available cash the distribution of which is considered advisable by the board of directors, the Company may, to the extent of such available cash, prepay all or any portion of the Notes and in that case the Company shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Company is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.16 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2, or upon the occurrence of an Event of Default the Notes will not be purchased by the Company, repaid or redeemable at the option of the Company or by the Holders thereof prior to the Maturity Date.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

The Company covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Company hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Note Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Note Trustee on behalf of the Holders; provided that the Company shall not be precluded hereby from paying regularly scheduled interest on the Notes or, on the Maturity Date or any Early Redemption Date, the principal amount thereof as long as at the relevant Interest Payment Date or the Maturity Date or any Early Redemption Date (as applicable) and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Note Trustee has received actual notice thereof, including pursuant to Section 3.8 any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, is received by the Note Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Company hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and

execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words "cash, property or securities" will be deemed to include shares of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization, arrangement or readjustment or indebtedness; and

(b) any reference to the "indefeasible payment in full and in cash" (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Company in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Debt will be entitled to receive payment in full of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Holders of Notes will be entitled to receive any payment upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event in respect of any of the Notes;

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Note Trustee would be entitled, except for the provisions of this Article, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities is received by the Note Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent

or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b) Upon any distribution of assets of the Company referred to in this Article 3, the Note Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Note Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Company with respect to the principal of, any interest on or other amount owing under the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Company makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the Note Trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Note Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

(e) The Company shall not, so long as any Senior Debt is outstanding, pay, prepay, redeem, purchase or provide any cash, property or securities for any payment of or in respect of any of the Notes or any interest therein except, so long as no Senior Debt Default has occurred and is continuing, for regularly scheduled payments of interest on the Notes.

3.5 Payment of Notes Permitted

If the Note Trustee:

(a) receives a Certificate of the Company certifying that the Company is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Note Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently, received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist,

then the Note Trustee will be entitled to assume that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Note Trustee may apply any money that may be received by the Note Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Debt of the Company to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Note Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Note Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements ("Subordination Agreements") with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transfer of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Note Trustee to, and specifically acknowledges, understands and agrees that the Note Trustee may, execute and, immediately following the Amalgamation deliver Subordination

Agreements between the Note Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements notwithstanding the terms thereof are different from, and in addition to, those herein, subject always to the limitation that no provision of any such Subordination Agreement and no security interest therefor or judgment in respect thereof may be exercised or enforced against any property of the Holder other than any cash, property or securities distributed or paid to such Holder contrary to the provisions hereof.

3.8 Notice of Default under Senior Debt

The Company shall give the Note Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Company.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Note Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Note Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to the Note Trustee, or the application of such monies by the Note Trustee in accordance with the terms hereof, unless and until the Note Trustee shall have received written notice thereof or has actual knowledge thereof.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Company and the Holder of any Note, the obligation of the Company, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Note Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Note Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Company on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, "voting" includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1 Positive Covenants

The Company hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Note Trustee or an agent of the Note Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose, where payment is made through the Note Trustee or an agent of the Note Trustee, put the Note Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Note Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Note Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Company's auditors thereon;

(e) notify the Note Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Note Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Company, pending against or affecting the Company before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Company; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Company under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Company.

4.2 Note Trustee May Perform Covenants

If the Company fails to perform any covenant on its part herein contained, the Note Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 4.3, but no such performance or payment by the Note Trustee shall be deemed to relieve the Company from default hereunder.

4.3 To Pay Note Trustee's Remuneration

The Company will, from time to time, pay the Note Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Note Trustee pursuant to Section 10.7 and will repay to

the Note Trustee on demand all monies which shall have been paid by the Note Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Note Trustee in complying with any laws applicable to it as a result of its duties as Note Trustee hereunder, with interest at a rate to be agreed upon between the Note Trustee and the Company, from thirty (30) days after the date of receipt of the invoice from the Note Trustee to the Company with respect to such expenditure until repayment, and such monies and the interest thereon, including the Note Trustee's remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Company shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Company makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Company makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Company has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within twelve (12) months of such Interest Payment Date;

(c) the Company makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of Five Million ($5,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Company a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Company, or appointing a receiver of, or of any substantial part of the property of, the Company or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Company or if the Company institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any

substantial part of the property of the Company or makes a general assignment for the benefit of creditors;

(f) the Company shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Company specifying such default and requiring the Company to put an end to the same (which said notice may be given by the Note Trustee, in its discretion, and shall be given by the Note Trustee upon receipt of a Noteholders' Request) the Company shall fail to make good such default within a period of thirty (30) days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee;

(g) any proceedings concerning the Company are taken with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of all or substantially all of the property of the Company or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Company or for all or substantially all of the Company's property.

5.2 Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Company is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Company may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Company five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Note Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Company, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Note Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Note Trustee, anything therein or herein to the contrary notwithstanding and the Company shall, subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Note Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Note Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations

under the Notes and any monies so received by the Note Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Note Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Company, provided however, that (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Note Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Note Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Company shall be liable to the Note Trustee for all costs incurred by the Note Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Note Trustee and the Company but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Note Trustee to the Company with respect to such costs until the date payment thereof is received by the Note Trustee.

5.7 Delay

No delay or omission of the Note Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Note Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Company contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Note Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by a Noteholders' Request, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Company in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Note Trustee to waive any Event of Default and the Note Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Note Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable;

provided that no act or omission either of the Note Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Note Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Company shall fail to pay to the Note Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Note Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Note Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Note Trustee shall deem expedient.

(b) The Note Trustee shall be entitled and empowered, either in its own name or as Note Trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the Holders allowed in any Creditor Proceedings relative to the Company or its creditors or relative to or affecting its property. The Note Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Note Trustee), but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of

debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the Holders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Note Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Note Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Note Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Note Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Note Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceedings; and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13 Application of Monies by Note Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Note Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money

received by the Note Trustee from the Company pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company or in any other manner, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Note Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, rateably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Company or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Company or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Company or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Note Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control

shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Company

The Company covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Note Trustee, as Note Trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Company to the Note Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Note Trustee at the office of the Note Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Note Trustee.

6.2 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or give such receipt therefor, if any, as the Note Trustee may require, such monies shall be set aside by the Note Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid and delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Company by the Note Trustee on demand and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Company shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Company up to such time as the right to proceed against the Company for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Note Trustee shall at the request of the Company release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee) upon proof being given to the reasonable satisfaction of the Note Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default,

if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Company shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement and the Amalgamation, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein called the "successor company") incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Note Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Company, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Note Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Company or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers in Successor Company

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company (including, without limitation, the amalgamated corporation resulting from the Amalgamation) shall be bound by the covenants and obligations of the Company under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Company under this Note Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar of Corporations, the Company shall provide notice in writing thereof to the Note Trustee confirming the completion of the Arrangement and the Amalgamation.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Note Trustee or the Company may at any time and from time to time and the Note Trustee shall on receipt of a request of the Company or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Note Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Note Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Company or the Note Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Note Trustee, or the Company with the approval of the Note Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Note Trustee, the Company or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Company or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be

recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Company and the Note Trustee (by their respective employees, officers and directors) and the legal advisers of the Company, the Note Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Note Trustee (with the prior written consent of the Note Trustee) against the Company, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Company and to authorize the Note Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Note Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Note Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Note Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Note Trustee or any other person or persons to (i) bid at any sale of the Company's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the

property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Company or of any company formed or to be formed;

(n) power to authorize the Company and the Note Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time

and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

The Note Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Company or the Note Trustee):

(a) to the Company at:

3250, 205 - 5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President
Facsimile: (403) 266-6209

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c) to the Note Trustee at its principal office in the City of Calgary at:

Valiant Trust Company
510, 550 - 6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Attention: Manager, Corporate Trust Department
Facsimile: (403) 233-2857

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE NOTE TRUSTEE

10.1 No Conflict of Interest

The Note Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest

exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Note Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Note Trustee

(a) The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company three (3) months' notice in writing or such shorter notice as the Company may accept as sufficient. In the event of the Note Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Note Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Note Trustee; but any new Note Trustee so appointed by the Company or by the Court shall be subject to removal as herein provided by the Holders. Any new Note Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

(b) Any company into which the Note Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Company, the Note Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Note Trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Company.

10.3 Duties of Note Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Note Trustee set forth herein, at all times while any Notes are outstanding, the Note Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Company's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of

Directors (which shall be in the form of a Written Direction of the Company), the Note Trustee shall:

A. record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

B. certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

C. maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Company may be properly and accurately maintained; and

D. furnish to the Company, but at the Company's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Note Trustee, including all documents, papers, information and material as it may have and the Company may require;

(ii) forthwith upon receipt of sufficient monies from the Company, to forward cheques or other transfer of funds by such means as considered appropriate by the Note Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Note Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Note Trustee may use its own judgment in the performance of its duties as Note Trustee for the Company, but at any time it may apply to the Board of Directors of the Company or an officer of the Company or to such Counsel as the Company may from time to time determine at the expense of the Company, for instructions or advice, and the Company will fully protect and hold the Note Trustee harmless from all liability for any action taken, or not taken, by the Note Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Note Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Company agrees, at all times, to indemnify and save

harmless the Note Trustee and its agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Note Trustee in the execution of its duties hereunder.

(f) The Note Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Note Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Company to the Note Trustee of all monies owing to the Note Trustee hereunder, to deliver over to the Company the Registers and branch Registers maintained by it and any documents connected therewith or with the Company transacted hereunder, and a receipt signed by an officer of the Company shall be a valid discharge of the Note Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Note Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Note Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company. The Note Trustee shall not in any way be responsible for the consequence of any breach on the part of the Company or any of the Company's covenants contained herein.

10.5 Evidence and Authority to Note Trustee

(a) The Company shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Company or the Note Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Company, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Note Trustee in accordance with the terms of this Section 10.5; or (ii) the Note Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Company stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Company whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Company shall furnish to the Note Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Note Trustee so requires, its Certificate that the Company has complied with all covenants, conditions or other requirements contained in this Note Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may rely upon a Certificate of the Company.

10.7 Experts, Advisers and Agents

The Note Trustee may:

(a) in relation to this Note Indenture, act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Note Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may

pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Note Trustee as Counsel may be, but need not be, solicitors for the Company.

10.8 Note Trustee May Deal in Notes

Subject to Section 10.1, the Note Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Note Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Note Trustee subject to the trusts hereof may be placed in the deposit vaults of the Note Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Note Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee may be invested and reinvested in the name or under the control of the Note Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or the Note Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Company shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Note Trustee in respect of such deposits and investments shall belong to the Company. Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall so invest such monies at the request of the Company.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Note Trustee in any chartered bank of Canada or, with the written consent of the Company, in the deposit department of the Note Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Note Trustee shall pay over to the Company all interest received by the Note Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Note Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Note Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Company's business.

10.11 Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Note Trustee Not to Be Appointed Receiver

The Note Trustee and any person related to the Note Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Company.

10.13 Note Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

10.14 Conditions Precedent to Note Trustee's Obligations to Act Hereunder

(a) The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

10.15 Authority to Carry on Business

The Note Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Note Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in all Provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

The Note Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Note Trustee and, when authorized by a resolution of the Directors, the Company, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Note Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Company and the Note Trustee;

(d) giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Note Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided

that in the opinion of Counsel the rights of the Note Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Note Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Note Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Note Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A".

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

FET RESOURCES LTD.

Per: ______________________

Per: ______________________

VALIANT TRUST COMPANY

Per: ______________________

Per: ______________________

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Note Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

FET RESOURCES LTD.
(incorporated pursuant to the laws of Canada)

14% UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number: ____________________ $______________

DUE: December 31, 2032

FET Resources Ltd. (herein referred to as the "Company"), for value received, hereby promises to pay to the registered holder hereof, ____ on December 31, 2032, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at the corporate trust office of the Note Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Note Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of August 23, 2002 between the Company and Valiant Trust Company, as Note Trustee. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Company and the Note Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum dominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Company may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Company to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Note Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Note Trustee and Note Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Note Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof FET Resources Ltd. has caused this Note to be signed by its duly authorized officers as of the _____ day of _________________, 20___.

FET RESOURCES LTD.

Per: ________________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE NOTE TRUSTEE.

NOTE TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

VALIANT TRUST COMPANY, Note Trustee

Per: ________________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of FET Resources Ltd. and hereby irrevocably constitutes and appoints ______________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Company, with full power of substitution in the premises.

Date: ____________________________

____
(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

____
(Signature of Guarantor)

Name of Assignee: ________________________________

Address of Assignee: ________________________________

Social Insurance No. of Assignee: ________________________________


SEC MAIL
PROCESSING
RECEIVED
APR 11 2005
WASH, D.C.
202
SECTION

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: FOCUS ENERGY TRUST

Financial Year Ending, used in calculating the participation fee: DECEMBER 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		35,973,651	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$16.56	
Market value of class or series	=	595,723,661	
			595,723,661
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)			N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			595,723,661
Total fee payable in accordance with Appendix A of the Rule			$35,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			N/A
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: FET RESOURCES LTD.

Financial Year Ending, used in calculating the participation fee: DECEMBER 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		977,346	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$20.48	
Market value of class or series	=	20,016,046	
			20,016,046
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)			N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			20,016,046
Total fee payable in accordance with Appendix A of the Rule			$1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			N/A

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Burnet,
Duckworth
& Palmer LLP
Law Firm


SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 1 2005
WASH, D.C.
202

Reply to: Grant A. Zawalsky
Direct Phone: (403) 260-0376
Direct Fax: (403) 260-0330
gaz@bdplaw.com

Assistant: Lee Hopkins
Direct Phone: (403) 260-0132
Our File: 58062-21

DELIVERED VIA SEDAR

March 30, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

Dear Sirs:

Re: Focus Energy Trust - Notice of Filing of Renewal Annual Information Form

Please take notice that Focus Energy Trust has filed its Renewal Annual Information Form for the year ended December 31, 2004, under National Instrument 51-102 – *Continuous Disclosure Obligations* under Project No. 755920. Please note that Focus Energy Trust intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 – *Short Form Prospectus Distributions*.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Grant A. Zawalsky*"

Grant A. Zawalsky


SEC MAIL PROCESSING
RECEIVED
APR 11 2005
WASH, D.C.
202
SECTION

FOCUS ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on Wednesday, May 17, 2005

The annual meeting of the unitholders of Focus Energy Trust will be held in the Nakiska Room of the Westin Hotel, 320 - 4th Avenue SW, Calgary, Alberta on Tuesday, May 17, 2005 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2004, together with the report of the auditors;

2. fix the number of directors of FET Resources Ltd. to be elected at the meeting at 6 members;

3. elect 6 directors of FET Resources Ltd.;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. approve an Amendment of Trust Unit Rights Incentive Plan for an increase of 525,000 trust units issuable under our trust unit rights incentive plan;

6. re-appoint Valiant Trust Company, or a successor trustee, as our trustee for a term of 3 years; and

7. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 29, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 15 day of March, 2005.

By order of the Board of Directors of
FET Resources Ltd.

(signed) Derek W. Evans
President and Chief Executive Officer


FOCUS
ENERGY TRUST



NEWS RELEASE

FOCUS ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM

Calgary, March 30, 2005— Focus Energy Trust (the "Trust") (FET.UN — TSX and FTX — TSX) today filed its Annual Information Form which includes the Trust's reserves data and other oil and gas information for the year ended December 31, 2004 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Trust's Annual Information Form may be obtained on www.sedar.com.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Vice President Finance and Chief Financial Officer

Focus Energy Trust
3250, 205- 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Telecopier: (403) 781-8408

MANAGEMENT'S DISCUSSION AND ANALYSIS





The following is a discussion and analysis of the operating and financial results of Focus for the three months and year ended December 31, 2004 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated February 28, 2005 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.**

Throughout this Management's Discussion and Analysis, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital). Funds flow is used by management to analyze operating performance and leverage. Funds flow, as presented, does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow, as presented, is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

OVERALL 2004 PERFORMANCE

Performance in 2004 reflects the strong commodity price environment, the quality of our assets, and the execution of our business strategy. Focus' strategy is to surface value on our existing assets, maintain cost efficiencies, maintain financial strength and acquire quality assets. Production of the Trust increased 16 percent and proved plus probable reserves increased 40 percent through development programs at our key properties, and through two acquisitions of quality natural gas properties which have development potential.

The Trust continues to expand its operational focus, with a 50 percent increase in field expenditures, a 57 percent increase in net wells drilled, and the addition of a new core area at Medicine Hat. Natural gas continues to be the primary emphasis of the Trust. During the year, we completed two significant natural gas acquisitions, targeted natural gas with 23 of the 24 wells drilled, and increased natural gas reserves by 54 percent. Natural gas and the associated natural gas liquids represented 80 percent of 2004 production and 86 percent of year-end proved plus probable reserves.

Focus had strong financial performance during 2004 and maintained its financial strength. Funds from operations increased due to robust commodity prices, additional production volumes and maintaining operating efficiencies. The $89.6 million of funds from operations were used to fully fund field capital expenditures of $25.2 million, distributions of $61.4 million, reclamation fund contributions and actual abandonment and reclamation expenditures of $1.0 million, with the remaining $2.0 million applied to debt.

Funds flow from operations increased to $2.49 per Unit and cash distributions declared were $1.80 per Unit, with two distribution increases during the year. The distribution policy is aimed at achieving consistency of distributions and sustainability through balancing funds flow compared to distributions and capital programs.

OPERATIONS SUMMARY

	Three Months Ended December 31,	Years Ended December 31,		
	2004	**2004**	2003	Change
Average daily production				
Barrels of oil equivalent (@ 6:1)	**9,807**	**9,782**	8,548	14%
% Natural gas	**73%**	**73%**	67%	9%
Average product prices realized[1]				
Crude oil sales (CDN$/bbl)	**$ 56.33**	**$ 51.43**	$ 42.69	20%
Financial hedging settlements (CDN$/bbl)	**$ (15.05)**	**$ (11.01)**	$ (1.95)	464%
	$ 41.28	**$ 40.43**	$ 40.74	(1)%
NGLs (CDN$/bbl)	**$ 48.48**	**$ 43.73**	$ 34.24	28%
NGL price / Crude oil price	**86%**	**85%**	80%	6%
Natural gas sales (CDN$/mcf)	**$ 7.25**	**$ 7.02**	$ 6.96	1%
Transportation system charges	**$ (0.61)**	**$ (0.61)**	$ (0.60)	2%
Financial hedging settlements (CDN$/mcf)	**$ -**	**$ -**	$ (0.82)	(100)%
	$ 6.64	**$ 6.41**	$ 5.55	16%
Reference prices & differential to Focus price, net to transportation				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 57.74**	**$ 52.62**	$ 42.89	23%
Differential (CDN$/bbl)	**$ (1.41)**	**$ (1.18)**	$ (0.20)	506%
Natural gas (AECO daily CDN$/mcf)	**$ 6.57**	**$ 6.55**	$ 6.70	(2)%
Differential (CDN$/mcf)	**$ 0.07**	**$ (0.14)**	$ (0.34)	(58)%
Barrels of oil equivalent (@6:1)	**$ 44.34**	**$ 42.93**	$ 41.08	5%
Differential (including NGLs vs crude oil)	**$ (0.60)**	**$ (1.42)**	$ (1.86)	(24)%
Production revenue before transportation system charges and hedging settlements ($thousands)				
Crude oil, before hedging settlements	**9,891**	**37,704**	36,694	3%
Financial hedging settlements	**(2,634)**	**(8,040)**	(1,678)	379%
NGLs	**3,233**	**10,715**	6,067	77%
Natural gas, before hedging settlements	**28,743**	**109,793**	87,153	26%
Financial hedging settlements	**-**	**-**	(10,221)	(100)%
Mark to market adjustment	**-**	**-**	1,353	(100)%
	39,233	**150,173**	119,367	26%
Funds flow per BOE				
Production revenue before transportation system charges and hedging settlements	**$ 46.40**	**$ 44.19**	$ 41.85	6%
Financial hedging settlements	**(2.92)**	**(2.25)**	(3.81)	(41)%
Transportation system charges	**(2.66)**	**(2.68)**	(2.62)	2%
Realized price[1]	**40.82**	**39.27**	35.41	11%
Royalties, net of ARTC	**9.36**	**(9.52)**	(9.78)	(3)%
Production expenses	**(3.76)**	**(3.29)**	(3.39)	(3)%
Field netback	**27.71**	**26.46**	22.24	19%
Facility income	**0.58**	**0.73**	0.84	(13)%
Interest income	**0.05**	**0.06**	0.02	212%
Technical Services Agreement	**-**	**-**	(0.67)	(100)%
General and administrative, cash portion	**(1.21)**	**(1.13)**	(0.81)	39%
Interest and financing and other	**(0.93)**	**(0.70)**	(0.44)	58%
Current and large corporations tax	**(0.44)**	**(0.40)**	(0.07)	452%
Funds flow from operations	**$ 25.76**	**$ 25.02**	$ 21.09	19%
Funds flow from operations/field netback	**93%**	**95%**	95%	0%
Royalty rate (before hedging settlements)	**19%**	**20%**	22%	(8)%

(1) NET OF SETTLEMENTS FOR FINANCIAL HEDGING INSTRUMENTS AND TRANSPORTATION SYSTEM CHARGES

Seasonality of Operations

Many of Focus' natural gas properties are in areas of British Columbia which are only accessible by road in the winter. This includes Tommy Lakes and Kotcho-Cabin. These areas represent approximately 70 percent of our production. The majority of the Trust's capital program is conducted at Tommy Lakes in the first and fourth quarters when winter conditions allow us to access the area. Capital expenditures at Tommy Lakes represented 64 percent of the total field capital expenditures during 2004, and 66 percent in 2003.

The winter access issue, especially for the Tommy Lakes winter development program, significantly impacts the operating results of Focus. This seasonality of operations and results is reflected in the following areas:

- Capital expenditures are highest in the first and fourth quarters of the year. The Tommy Lakes winter development program commences as soon as there is access and is completed as soon as possible.
- The natural gas wells at Tommy Lakes are brought on stream in February and March. Production volumes for natural gas and natural gas liquids are highest at the end of the first quarter and into the second quarter. These wells have strong flush production and then drop down to their stabilized production rate within 12 months.
- Higher production volumes during these initial months of flush production result in a corresponding increase in the revenue, royalties and operating expenses reported.
- Production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies.
- As the operator of these properties, the Trust recovers general and administrative expenses from joint venture capital programs based on a percentage of the total capital program managed. As a result, most of the recovery of general and administrative expenses will be in the first and fourth quarters of the year.

Production

2004 Q4 compared with 2004 Q3:

- Overall production on a BOE basis during the fourth quarter declined 3.8 percent from the previous quarter. Oil volumes were generally held flat, and natural gas volumes were four percent lower.
- Natural gas volumes added through development activities were slowed in the fourth quarter due to issues associated with land access, weather and the availability of oilfield equipment. For the two wells drilled at Pouce Coupe during the second half of 2004, one well came on stream in late November 2004, and the other well is expected to come on stream in the first quarter of 2005.
- Production of natural gas in the fourth quarter of 2004 increased 32 percent compared to the same period of 2003. The composition of production is increasingly weighted towards natural gas, with 73 percent natural gas and another seven percent of natural gas liquids.
- The wells at Tommy Lakes from last winter's drilling program continued to transition from the flush production phase. Reduced production rates at Kotcho-Cabin were in line with expectations.

2004 compared with 2003:

- Overall average production was 14 percent higher in 2004 compared with 2003.
- A significant increase in natural gas and natural gas liquids production occurred as a result of the 2004 acquisition of additional interests at Tommy Lakes in April. Production at Tommy Lakes represented 59 percent of overall production in the fourth quarter of 2004.
- Additional natural gas volumes were added in September as the Trust acquired a new core property at Medicine Hat.
- Focus continued to replace production volumes through successful drilling programs at Tommy Lakes, Pouce Coupe and Loon Lake.

- The production pattern for 2003 and 2004 is consistent with higher volumes of natural gas and NGLs peaking in the second quarter. This pattern is expected to continue for 2005 as the 2004-2005 winter drilling program at Tommy Lakes commenced in December 2004, and the new production will come on stream late in the first quarter of 2005.
- The majority of our oil properties have experienced natural declines in production rates. Capital expenditures for the oil properties have been directed towards our operated properties at Loon Lake and Golden.

Pricing and Price Risk Management

Natural Gas

- The net realized price for the fourth quarter of 2004 of $6.64 per mcf is $0.07 higher than the AECO daily reference price of $6.57 per mcf. This differential for the fourth quarter of 2004 is largely due to the forward physical sales contracts for natural gas being higher than the AECO daily reference price. Generally, Focus has a negative differential on natural gas of approximately $0.35 to $0.40 per mcf versus the AECO reference price resulting from the deductions to the delivery point for transportation system charges in British Columbia being only partially offset by the higher heat content of the natural gas.
- The net natural gas price realized by Focus in 2004 of $6.41 per mcf increased 16 percent from the $5.55 per mcf realized in 2003. During 2004 the net realized price achieved by Focus was $0.14 per mcf off of the AECO daily reference price. For 2003 the difference was $1.15 per mcf due to financial hedging costs and a wider differential.
- There were no settlements of financial instruments for natural gas in 2004. Price protection and stability in 2004 has been achieved through the use of forward physical sales contracts. Focus put price protection on 53 percent of natural gas volumes during 2004. The average natural gas price under these contracts was $7.13 per mcf, compared with the AECO reference price of $6.55 per mcf. Production income for 2003 included a hedging cost of $8.9 million for financial instruments associated with natural gas.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $41.28 per barrel for the fourth quarter of 2004 versus $37.20 for the comparable period in 2003.
- The net realized price of crude oil for Focus was relatively flat through 2003 and 2004 due to price protection in place.
- With continued strong oil prices in 2004, there was a hedging cost of $2.6 million or $15.05 per barrel, for the fourth quarter of 2004, and a hedging cost of $8.0 million or $11.01 per barrel for 2004. The hedging arrangements in place for 2004 expired on December 31, 2004 and the financial hedging arrangements for 2005 are shown in the table below.

Price Protection		2005				2006
(volume and reference price)		Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	30.0	22.6	22.6	15.7	12.2
	CDN$/mcf	$ 8.35	$ 7.65	$ 7.65	$ 8.08	$ 8.49
Crude oil	bbls/d	1,200	1,200	1,200	800	–
	CDN$/bbl	$ 50.37	$ 50.37	$ 50.70	$ 49.56	–

NOTE THAT THE PRICE PROTECTED WITH FINANCIAL INSTRUMENTS IS THE SWAP PRICE OR THE FLOOR OF A CONTRACT.

A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values is contained in Notes 12 and 13 of the financial statements.

Production Revenue

- The results for 2004 and 2003 have been restated to present transportation system charges as a separate expense on the income statements. Previously, the transportation system charges were netted against production revenue.
- Production revenue for the three months ended December 31, 2004 was $39.2 million, consisting of 73 percent natural gas sales, 19 percent crude oil sales, and eight percent sales of natural gas liquids. Focus has increased its weighting of volumes to natural gas and natural gas liquids with the acquisitions and through development programs which primarily target natural gas opportunities. Production revenue for the fourth quarter of 2004 was $1.2 million higher than the third quarter of 2004 due to a seven percent increase in production revenue per BOE offsetting a four percent decrease in production.
- Production revenue for 2004 increased 26 percent to $150 million. Compared with 2003, there was a 14 percent increase in average daily production and an 11 percent increase in revenue per BOE.


NATURAL GAS VOLUMES
REALIZED PRICE PER MCF
CRUDE OIL PRODUCTION
REALIZED PRICE PER BARREL
$50.00
$37.50
$25.00
$12.50
Q1
Q2
Q3
Q4

Production Expenses

	2004				2003			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Production expenses per BOE	**$ 3.76**	**$ 3.31**	**$ 2.52**	**$ 3.78**	$ 3.70	$ 3.51	$ 3.04	$ 3.36

- The pattern of production expenses being highest in the first and fourth quarters and lowest in the second and third quarters is consistent with the nature of our operations and the results of 2003.
- Production expenses for 2004 averaged $3.29 per BOE compared with $3.39 per BOE for 2003.
- Production expenses per BOE are down year-over-year reflecting the increased volumes at Tommy Lakes and the emphasis that Focus places on minimizing the cost structure of the Trust.
- Average production expenses for 2005 are forecast to be in the range of $3.40 to $3.50 per BOE.

General and Administrative Expenses

(thousands)	Three Months Ended December 31,		Years Ended December 31,	
	2004	2003	**2004**	2003
Cash G&A expenses[1]	**$ 1,557**	$ 1,230	**$ 5,713**	$ 3,763
Overhead recoveries	**(465)**	(269)	**(1,667)**	(1,221)
Total cash G&A expenses	**1,092**	961	**4,046**	2,542
Non-cash G&A expense[2]	**276**	164	**1,174**	839
Trust Unit Rights Plan expense[3]	**126**	157	**306**	246
Net G&A reported	**$ 1,494**	$ 1,282	**$ 5,526**	$ 3,627
Cash-based G&A per BOE	**$ 1.21**	$ 1.06	**$ 1.13**	$ 0.81
Net reported G&A per BOE	**$ 1.66**	$ 1.83	**$ 1.54**	$ 1.16

(1) AMOUNTS PAID FOR THE TECHNICAL SERVICES AGREEMENT IN THE FIRST HALF OF 2003 WERE REPORTED SEPARATELY ON THE CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME, AND NOT INCLUDED AS PART OF GENERAL AND ADMINISTRATIVE EXPENSES. THE TECHNICAL SERVICES AGREEMENT EXPIRED JUNE 30, 2003.

(2) GROSS GENERAL AND ADMINISTRATIVE EXPENSES FOR 2004 INCLUDED $2.3 MILLION ASSOCIATED WITH THE EXECUTIVE BONUS PLAN (2003 - $1.7 MILLION). HALF OF THIS AMOUNT IS NON-CASH AND SETTLED THROUGH THE ISSUANCE OF UNITS FROM TREASURY AT A PRICE EQUAL TO THE AVERAGE OF THE LAST FIVE TRADING DAYS OF THE MONTH FOR WHICH THE BONUS RELATES.

(3) TRUST UNIT RIGHTS PLAN COMPENSATION EXPENSE IS CALCULATED USING THE FAIR VALUE METHOD ADOPTED IN 2003 AND REPRESENTS A NON-CASH CHARGE. DETAILS OF THIS COMPENSATION EXPENSE ARE CONTAINED IN NOTE 10 OF THE NOTES TO THE FINANCIAL STATEMENTS.

Cash-based general and administrative expenses were $1.21 per BOE for the fourth quarter and $1.13 per BOE for 2004. This compares with $1.06 per BOE for the fourth quarter of 2003 and $0.81 per BOE for 2003. Increased general and administrative expenses in 2004 result from increased staff levels and office expenses corresponding to the expiry of the Technical Services Agreement on June 30, 2003, and strengthening our technical group as part of the organic growth initiatives and expanded operations.

Interest and Financing Expenses

Interest and financing expenses increased $1.1 million to $2.5 million in 2004 compared to $1.4 million in 2003 commensurate with higher debt balances. Long-term debt was $74.5 million at December 31, 2004 compared to $21.3 million at December 31, 2003. Bank debt was utilized to partially fund the Tommy Lakes acquisition and to fund the acquisition of interests at Medicine Hat. Financing expenses increased $0.3 million to $0.4 million in 2004 as the Trust restructured and increased its bank credit facilities to a syndicated credit facility with four Canadian financial institutions.

Depletion and Depreciation

The depletion and depreciation rate increased to $10.42 per BOE in the fourth quarter of 2004 compared to $8.09 per BOE in the fourth quarter of 2003. The increase reflects actual capital expenditures and updated estimates of proved reserves. In addition, the acquisitions at Tommy Lakes and Medicine Hat increased the depletion rate as the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the existing asset base of the Trust. The depletion rate of $10.42 per BOE in the fourth quarter of 2004 includes $0.22 per BOE related to the estimated asset retirement obligation.

Asset Retirement Obligation

In the first quarter of 2004, we adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of the adoption of this new accounting policy is described in Notes 3 and 6 of the financial statements.

The asset retirement obligation increased $4.0 million to $11.4 million at December 31, 2004 from $7.4 million at December 31, 2003. The increase reflects additional liabilities associated with the properties acquired during the year as well as new drilling activity. Accretion expense increased by $0.2 million to $0.6 million in 2004 from $0.4 million in 2003 commensurate with the increase in the asset retirement obligation liability.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $4.2 million in 2004 compared to a recovery of $0.8 million in 2003. The recovery of future income tax results from a reduction in corporate income tax rates in 2004 as well as from distributions to Unitholders which transfers taxable income from the Trust to individual Unitholders.

Capital Expenditures

Capital expenditures for field operations increased to $11.3 million in the fourth quarter of 2004 as Focus continued activity at Pouce Coupe and initiated the winter development program at Tommy Lakes. The Trust drilled eight wells at several of our key development areas during the quarter. Five wells were drilled at Tommy Lakes and one well at each of the Pouce Coupe, Loon Lake and Sylvan Lake properties.

For 2004, total capital expenditures for field operations were $25.2 million, excluding the amount recorded for asset retirement obligations. Sixty-four percent was spent at Tommy Lakes, 20 percent at other natural gas areas, 10 percent for development work at Loon Lake, and six percent in other areas. Focus continues to maximize the value of our existing asset base and acquired properties through the drill bit. Capital investment in 2004 has been focused on natural gas development opportunities and those projects which we operate and control.

Focus invested $129.7 million during 2004 to acquire high-quality natural gas properties which have long reserve life indices and significant development opportunities.

The most significant acquisition completed during the year was the purchase of additional working interests in Tommy Lakes on April 1, 2004 for $110 million. Tommy Lakes is a high-quality, long-life natural gas property which has a large accumulation of natural gas in place. It is the principal natural gas producing asset of the Trust. This property is operated by Focus, has low operating costs and a decline rate of less than 14 percent. The Tommy Lakes area contains the main development opportunities for Focus.

On September 1, 2004 Focus invested $18.6 million for the acquisition of interests at Medicine Hat, excluding the associated amounts recorded for asset retirement obligations and future income tax. With this transaction, Focus acquired a new shallow gas property in southeastern Alberta with approximately 10.8 Bcf of natural gas reserves, associated facilities and 5,760 net acres of undeveloped land. This is a long reserve life property which has significant opportunities for infill and step-out drilling. Additional interests in this property were acquired during the fourth quarter for $1.1 million.

Focus will be actively drilling in 2005 with a capital budget for field operations of $27 to $30 million. Development is expected to continue at Tommy Lakes, Pouce Coupe, Loon Lake and Sylvan Lake. Our first round of drilling at Medicine Hat is expected to occur during the first half of 2005. Capital investment in 2005 will be disciplined and directed towards the best opportunities. There will clearly be a continued emphasis on natural gas development and on those projects that we operate.

Liquidity and Capital Resources

As at December 31, 2004 Focus had a working capital deficit of $6.6 million compared with a working capital deficit of $3.3 million at December 31, 2003. The working capital deficit has increased from the $2.5 million at September 30, 2004, due to the significant winter development program which commenced in the fourth quarter of 2004. On a monthly basis, there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to Unitholders after month-end, and accrued revenue and royalties for the current month.

Long-term debt at December 31, 2004 was $74.5 million compared with $21.3 million at December 31, 2003 and $72.7 million at September 30, 2004. The increase in long-term debt during 2004 resulted from the acquisitions during the year which were financed with $59.3 million of long-term debt. Focus had a $100 million revolving syndicated credit facility among four financial institutions and a $10 million operating facility at December 31, 2004. The credit facility revolves until May 26, 2005.

Long-term debt less working capital increased $56.5 million during 2004. This change primarily resulted from the following factors.

- The acquisition on April 1, 2004 for $110 million was financed with the issuance of Trust Units for net proceeds of $70.4 million and $39.6 million from bank credit facilities.
- The acquisitions at Medicine Hat of $19.7 million were financed with bank credit facilities.
- Proceeds of $0.8 million from the issuance of equity pursuant to the exercise of Unit Appreciation Rights
- Funds flow from operations were $89.6 million, of which $61.4 million in distributions were declared to Unitholders. $25.2 million was invested in capital expenditures for field operations, $1.0 million was paid to the reclamation fund and $2.0 million went to debt repayment.

Focus plans to finance its program for development drilling and enhancement of production primarily through investing approximately 25 to 30 percent of funds flow. Capital expenditures, including acquisitions, above this level will be financed through a combination of cash flow, debt and equity by issuing Units from treasury.

Capitalization Table

(thousands except per-Unit amounts)		**December 31, 2004**		December 31, 2003
Long-term debt	**$**	**74,500**	$	21,337
Plus: Working capital deficiency		**6,658**		3,304
Total debt	**$**	**81,158**	$	24,641
Units outstanding and issuable for Exchangeable Shares		**37,223**		31,822
Market price	**$**	**19.97**	$	15.00
Market capitalization	**$**	**743,343**	$	477,330
Total capitalization	**$**	**824,501**	$	501,971
Total debt as a percentage of total capitalization		**9.8%**		4.9%
Funds flow	**$**	**89,567**	$	65,808
Total debt to funds flow		**0.9**		0.4

Cash Distributions

We announce our distribution policy on a quarterly basis. The actual amount of the cash distribution is determined by the Board of Directors and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow. Our distribution policy incorporates the withholding of approximately 25 percent of cash flow for the financing of capital expenditures to provide more sustainable distributions. Cash distributions are essentially taxed to the Unitholders as ordinary income.

Focus declared distributions of $1.80 per Unit in respect of 2004 production. Distributions were increased twice during 2004. Distributions per Unit in 2004 were $0.14 for the first quarter, $0.15 for the second and third quarters and $0.16 for the fourth quarter. On January 14th, 2005 Focus announced a continuation of the distribution policy of monthly distributions of $0.16 per Unit for the first quarter of 2005.

The Exchangeable Shares of FET Resources Ltd. are convertible into Trust Units of Focus based on the exchange ratio, which is adjusted monthly to reflect the cash distribution paid on the Trust Units. Cash distributions are not paid on the Exchangeable Shares and the cash flow related to the Exchangeable Shares is retained by the Trust for reduction of debt or for additional capital expenditures. The initial exchange ratio was one Trust Unit for one Exchangeable Share. The exchange ratio at December 31, 2004 was 1.27833. Effective March 15, 2005 the exchange ratio is 1.30129 Trust Units for one Exchangeable Share.

Payout Ratio		**Year Ended December 31, 2004**		Year Ended December 31, 2003
Funds flow from operations (thousands)	**$**	**89,567**	$	65,808
Funds flow from operations per Total Unit (weighted average Total Trust Units, including Exchangeable Shares converted at the average exchange ratio)	**$**	**2.49**	$	2.16
Distributions per Unit declared	**$**	**1.80**	$	1.665
Payout ratio - per-Unit basis		**72%**		77%
Cash distributions declared to Unitholders: Exchangeable Shares do not receive cash distributions (thousands)	**$**	**61,439**	$	42,342
Payout ratio - dollar basis		**69%**		64%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

The following table is a summary of all contractual obligations and commitments for the next five years.

Contractual Obligations[1]

($thousands)	Total	2005	2006-2007	2008-2009	2010 and thereafter
Office premises	2,193	74	707	1,028	384
Operating leases	396	132	264	–	–
Mineral and surface leases[2]	4,318	720	1,439	1,439	720
Transportation and processing	23,971	9,420	9,433	2,515	2,603
Asset retirement obligations[3]	10,922	215	427	310	9,970
Total contractual obligations	41,800	10,561	12,270	5,292	13,677

(1) THE TABLE DOES NOT INCLUDE THE TRUST'S OBLIGATIONS FOR FINANCIAL INSTRUMENTS AND PHYSICAL SALES CONTRACTS WHICH ARE FULLY DISCLOSED IN NOTES 12 AND 13 OF THE FINANCIAL STATEMENTS.

(2) THE TRUST MAKES PAYMENTS FOR MINERAL AND SURFACE LEASES. THE TABLE INCLUDES PAYMENTS FOR EACH OF THE YEARS 2005 TO 2010 UNDER THESE LEASES ASSUMING CONTINUATION OF THE LEASES. THE CONTINUATION OF LEASES IS BASED ON DECISIONS BY THE TRUST RELATING TO EACH OF THE UNDERLYING PROPERTIES. PAYMENTS FOR THE PERIOD AFTER 2010 HAVE NOT BEEN INCLUDED IN THE TABLE, BUT WOULD CONTINUE AT THE SAME YEARLY RATE IF THERE WAS NO CHANGE TO THE UNDERLYING PROPERTIES.

(3) BASED ON THE ESTIMATED TIMING OF EXPENDITURES TO BE MADE IN FUTURE PERIODS

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at December 31, 2004.

Focus has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the Unitholders. Distributions paid to the Unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns. The return of capital portion reduces the adjusted cost base of the Trust Units held.

The Trust has net income for each year that is required to be calculated on an accrual basis of accounting, not a cash basis. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

Taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to Unitholders. Any taxable income relating to a payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of that payable amount.

For 2004, cash distributions will be 97.5 percent return on capital (taxable) and 2.5 percent return of capital (tax deferred). For a more detailed breakdown as well as tax information for U.S. investors, please visit our website at www.focusenergytrust.com.

2004 Canadian Tax Information

The following information is intended to assist Canadian holders of Trust Units of Focus Energy Trust (FET.UN - TSX) in the preparation of their 2004 T1 Income Tax Return. This summary is directed to a Unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the Units as capital property. Other Unitholders are advised to consult with their tax advisor concerning their circumstances.

- **Trust Units held within an RRSP, RRIF or DPSP** - NO AMOUNTS are to be reported on the 2004 income tax return where Trust Units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.
- **Trust Units held outside of an RRSP, RRIF or DPSP** - If the Trust Units are held through a broker or other intermediary then the Unitholder will receive a T3 Supplementary slip directly from the Unitholder's broker or intermediary, not from the transfer agent (Valiant Trust Company) nor from Focus, no later than March 31, 2005.
- If the Unitholder is a registered holder then the Unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.
- The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2004 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2004 and Taxation Treatment

- For those Unitholders who held their Focus Energy Trust Units outside of a registered plan, the return on capital or income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2004 T1 Income Tax Return.
- In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust Units. This is discussed in more detail below.
- The following table outlines the breakdown of cash distributions per Unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2004.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Return of Capital Amount
January 31, 2004	February 16, 2004	$ 0.14	$ 0.1365	$ 0.0035
February 29, 2004	March 15, 2004	$ 0.14	$ 0.1365	$ 0.0035
March 31, 2004	April 15, 2004	$ 0.14	$ 0.1365	$ 0.0035
April 30, 2004	May 17, 2004	$ 0.15	$ 0.1462	$ 0.0038
May 31, 2004	June 15, 2004	$ 0.15	$ 0.1462	$ 0.0038
June 30, 2004	July 15, 2004	$ 0.15	$ 0.1462	$ 0.0038
July 31, 2004	August 16, 2004	$ 0.15	$ 0.1462	$ 0.0038
August 31, 2004	September 15, 2004	$ 0.15	$ 0.1462	$ 0.0038
September 30, 2004	October 15, 2004	$ 0.15	$ 0.1462	$ 0.0038
October 31, 2004	November 15, 2004	$ 0.16	$ 0.1560	$ 0.0040
November 30, 2004	December 15, 2004	$ 0.16	$ 0.1560	$ 0.0040
December 31, 2004	January 17, 2005	$ 0.16	$ 0.1560	$ 0.0040
Total		$ 1.800	$ 1.7547	$ 0.0453

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the Unitholder's adjusted cost base of their Focus Energy Trust Units. The adjusted cost base of the Units is required in the calculation of a capital gain or capital loss (if capital property to the Unitholder) upon the disposition of the Units.

Should a Unitholder's adjusted cost base ever be reduced below zero, that negative amount is deemed to be a capital gain and the adjusted cost base is deemed to be nil. The capital gain is reported on Schedule 3 of the T1 Income Tax Return.

2004 United States Tax Information

The following information is being provided to assist U.S. individual Unitholders of Focus Energy Trust ("Focus") in reporting distributions received from Focus during 2004 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2004.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

- **Trust Units Held Outside of a Qualified Retirement Plan** – For distributions relating to 2004, 100 percent of the distributions should be considered taxable as dividends to the Unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. "Qualified Dividends" should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual Unitholder determine otherwise. Page 20 of the IRS 2004 Form 1040 Instruction Booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part ii – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

  For the non-taxable portion of distributions, if any, ("Non-Taxable Return of Capital"), a taxpayer must reduce the cost (or other basis) by the amount of non-taxable distributions in calculating the gain or loss on sale of Focus Units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

  U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

  Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts overwithheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2004 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

- **Trust Units Held Within a Qualified Retirement Plan** – There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus Trust Units are held in a Qualified Retirement Plan.

The above information is not meant to be an exhaustive discussion of all possible U.S. income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust Units. Holders or potential holders of Trust Units should consult their own tax advisors as to their particular tax consequences of holding Trust Units.

Management and Financial Reporting Systems

The Trust's management and internal control systems are designed to provide assurance that accurate and timely internal and external information is communicated to users of that information. These systems are continually being reviewed for opportunities for enhancement.

Update on Financial Reporting and Regulatory Matters

The following new accounting policies impacted the Trust in 2004:

- Asset Retirement Obligations

  In 2004, the Trust adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair value and subsequently adjusted for the accretion of the discount amount and any changes in underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. The impact of this new accounting policy is described in Notes 3 and 6 of the financial statements.

- Oil and Gas Accounting – Full Cost

  In 2004, the Trust adopted the recommendations contained in the Accounting Guideline 16, "Oil and Gas Accounting – Full Cost".

  The guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two stage test which is to be performed annually. The first stage of the test determines if the cost pool has been impaired. An impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The discount rate used is the company's risk free rate. The guideline requires disclosure of future prices used in the measurement of impairment.

  Adoption of this new guideline resulted in no changes to net income, petroleum and natural gas assets or any other reported amounts in the consolidated financial statements.

- Hedging Relationships

  In 2004, the Trust adopted Accounting Guideline 13, "Hedging Relationships", which deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting.

  The Trust has determined that all financial instruments met the criteria of effective hedges in 2004.

- Transportation System Charges

  Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation system charges against revenue rather than showing the charges as a separate expense on the income statement. Effective January 1, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

- EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts

  In 2005, the Trust will be required to adopt the recommendations contained in EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts. The abstract will require the Trust to reclassify the amounts recorded as exchangeable shares from Unitholders' capital to non-controlling interests. The revision will be effective for periods on or after June 30, 2005. This accounting policy change is required to be applied retroactively and as a result, the financial statements will be restated.

Other future possible accounting policy changes include:

- Variable Interest Entities

  In June 2003 the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004.

  The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust.

- Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income

  The CICA has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:
  - all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
  - all remaining financial assets will be recorded at cost and amortized through the financial statements;
  - a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
  - an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Trust has not assessed the future impact on the financial statements at this time.

- Changes in Accounting Policies and Estimates and Errors

  The CICA has proposed a new Handbook section 1506 "Changes in accounting policies and estimates, and errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

- Subsequent Events

  The CICA has proposed to extend the period during which subsequent events are required to be considered. This period is between the balance sheet date and when the financial statements are authorized for issue. In addition, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Focus operates the majority of its capital programs during the winter season. As such, the majority of the capital expenditures and associated overhead recoveries occur in the winter months. The winter drilling programs have resulted in increased production, which is strongest in the second quarter due to the initial flush production from the new wells.
- Our main natural gas properties are in winter-only access areas of British Columbia, and production expenses per BOE are the highest in the first and fourth quarters when these properties are accessible for maintenance and the restocking of supplies. The weighting of production towards natural gas has increased, and natural gas production generally has lower production expenses on a per-BOE basis.
- Focus has completed acquisitions at Loon Lake in June 2003, Tommy Lakes in April 2004 and Medicine Hat in September 2004. The acquisitions were funded through the use of existing bank credit facilities and the issuance of equity in June 2003 and March 2004.
- Focus was created in August 2002 and has continually been developing its organization with the addition of professional and technical staff.

The table below highlights Focus' quarterly performance for the years ended December 31, 2004 and 2003. Refer to page 44 for more detailed quarterly information.

Quarter Ended			**2004**				2003	
(thousands of dollars, except per-Unit amounts)	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Oil and gas revenues, before royalties[1]	**39,233**	**37,979**	**42,284**	**30,677**	28,088	28,806	31,979	30,494
Net income	**15,451**	**13,546**	**17,286**	**13,346**	10,456	10,608	12,449	7,960
Per Unit – basic	**$ 0.42**	**$ 0.37**	**$ 0.47**	**$ 0.41**	$ 0.33	$ 0.34	$ 0.42	$ 0.27
– diluted	**$ 0.41**	**$ 0.36**	**$ 0.47**	**$ 0.41**	$ 0.33	$ 0.33	$ 0.43	$ 0.27

(1) RESTATED AT DECEMBER 31, 2004 TO BREAK OUT THE TRANSPORTATION SYSTEM CHARGES SEPARATELY (INCREASES REVENUE AND RECORDS THIS EXPENSE SEPARATELY)

Assessment of Business Risks

Following are the primary risks associated with the business of the Trust. These risks are similar to those affecting others in the conventional oil and gas income trust sector. The Trust's financial position, results of operations and distributions to Unitholders are directly impacted by these factors:

1. operational risk associated with the production of oil and natural gas;
2. reserve risk in respect to the quantity and quality of recoverable reserves;
3. market risk relating to the availability of transportation systems to move the product to market;
4. commodity risk as crude oil and natural gas prices fluctuate due to market forces;
5. financial risk such as the Canadian/U.S. dollar exchange rate, interest rates and debt service obligations;
6. environmental and safety risk associated with well operations and production facilities;
7. change in laws, regulation and administrative practice of governmental authorities relating to the oil and natural gas industry and the trust sector, particularly with respect to operations, environmental controls, royalties and income taxes, including changes in foreign ownership rules and changes to the taxation of trusts.

Focus seeks to mitigate these risks by:

1. acquiring mature properties to reduce technical uncertainty;
2. acquiring long-life reserves to ensure more stable production and to reduce the economic risks associated with commodity price cycles;
3. maintaining a low-cost structure to maximize product netbacks and reduce impact of commodity price cycles;
4. diversifying properties to mitigate individual property and well risk;
5. maintaining a product mix to balance exposure to commodity prices;
6. conducting rigorous reviews of all property acquisitions;
7. monitoring pricing trends and developing a mix of contractual arrangements for the marketing of products with creditworthy counterparties;
8. maintaining a hedging program to hedge commodity prices and foreign exchange currency rates with creditworthy counterparties;
9. ensuring strong third-party operators for non-operated properties;
10. adhering to the Trust's safety program and keeping abreast of current operating best practices;
11. keeping informed of proposed change in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations;
12. carrying insurance to cover losses and business interruption;
13. establishing and building cash resources to fund future site reclamation costs.

OUTLOOK



The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

The following chart summarizes Focus' 2005 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2005, Focus will continue its active drilling and development programs on its major properties. It is anticipated that these development activities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to Unitholders.

Summary of 2005 Expectations

Average annual production	10,000 - 10,500 BOE/D
Weighting to natural gas	75%
Production expenses per BOE	$ 3.40 – $ 3.50
Cash G&A expenses per BOE	$ 1.25 – $ 1.35
Capital expenditures - field	$ 27 million - $ 30 million
Average annual payout ratio	70% – 80%
Approximate taxable portion of distributions	100%
Funds from operations / net debt	Under 1x

The table below shows the potential impact on the Trust's funds flow (before price protection) resulting from changes to the business environment or operations.

		Change	Change to Funds Flow $000s	$ / Unit
Business Environment				
Price per barrel of crude oil (US$ WTI)	$	1.00	771	0.021
Price per mcf of natural gas (CDN$ AECO)	$	0.25	3,017	0.081
US / CDN exchange rate	$	0.01	1,095	0.029
Interest rate on debt		1%	745	0.020
Operations				
Oil production - bbls/d		100	1,381	0.037
Gas production - mcf/d		1,000	1,700	0.046
Operating expenses ($ per BOE)	$	0.25	935	0.065
Cash G&A expenses ($ per BOE)	$	0.25	935	0.025

Focus is committed to increasing the long-term value of the Trust to Unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control;
- Maintain financial flexibility and strength.

FOCUS ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH. D.C.
202
SECTION

Notice of
Annual and Special Meeting of Unitholders
to be held on Wednesday, May 17, 2005

The annual meeting of the unitholders of Focus Energy Trust will be held in the Nakiska Room of the Westin Hotel, 320 - 4th Avenue SW, Calgary, Alberta on Tuesday, May 17, 2005 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2004, together with the report of the auditors;

2. fix the number of directors of FET Resources Ltd. to be elected at the meeting at 6 members;

3. elect 6 directors of FET Resources Ltd.;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. approve an Amendment of Trust Unit Rights Incentive Plan for an increase of 525,000 trust units issuable under our trust unit rights incentive plan;

6. re-appoint Valiant Trust Company, or a successor trustee, as our trustee for a term of 3 years; and

7. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 29, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 15 day of March, 2005.

By order of the Board of Directors of
FET Resources Ltd.

(signed) Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 17, 2005

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the unitholders of Focus Energy Trust to be held on Tuesday, May 17, 2005 in the Nakiska Room of the Westin Hotel, located at 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 29, 2005 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders being trust units and special voting rights. Each trust unit outstanding on the record date is entitled to one vote. A single special voting right was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, FET Resources Ltd. ("FET"). This special voting right is entitled to one vote for each exchangeable share outstanding on the record date. The trust units and the special voting rights vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting rights in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of FET. **As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting.** To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units.

They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting By Holders Of Exchangeable Shares

Valiant Trust Company holds one special voting right. The special voting right is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular – proxy statement.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting rights without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 15, 2005, there were 36,268,663 trust units and one special voting right, entitled to a total of 37,045,760 votes, issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to one vote for each exchangeable share you own. As at March 15, 2005, there were 777,097 exchangeable shares issued and outstanding.

To the best of our knowledge and the knowledge of the directors of FET, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units and Special Voting Right which may be voted at the Meeting, except as set forth below.

	Number of Units	Percentage of Voting Rights
Goodman & Company, Investment Counsel Ltd. (1)	3,997,645	10.8%

Note:

(1) Various accounts managed by Goodman & Company, Investment Counsel Ltd. ("Goodman & Company") in the aggregate own 3,997,645 Units of Focus Energy Trust representing approximately 11.0% of the outstanding Units of Focus Energy Trust on an undiluted basis, or approximately 10.7% on a diluted basis assuming the conversion of all the Exchangeable Shares outstanding. Goodman & Company acquired the Units in the ordinary course of business and not with the purpose or effect of changing or influencing control of Focus Energy Trust.

As at March 15, 2005, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,098,294 trust units or approximately 8.5% of the issued and outstanding trust units, 130,143 exchangeable shares or approximately 16.7% of the issued and outstanding exchangeable shares or approximately 8.7% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of FET to be elected at the meeting at 6 members and to elect 6 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 6 members, and in favour of the election as directors of the 6 nominees set forth below:

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
James H. McKelvie
Gerry A. Romanzin

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 15, 2005, were as follows:

Name and Municipality of Residence	Number of Trust Units/Exchangeable Shares Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Matthew J. Brister(3)(4)(5) Calgary, Alberta	1,948,179 / nil	Director since 2002	Independent Businessman
John A. Brussa(4) Calgary, Alberta	nil / nil	Director since 2002	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Stuart G. Clark(1)(2) Calgary, Alberta	982,611 / 12,000	Chairman and Director since 2002	Independent Businessman
Derek W. Evans Calgary, Alberta	37,753 / 72,992	President, Chief Executive Officer and Director since 2002	President and Chief Executive Officer of FET Resources Ltd.
James H. McKelvie (2)(4) Toronto, Ontario	14,865 / nil	Director since June 19, 2003	Independent Businessman
Gerald A. Romanzin(2)(3)(5) Calgary, Alberta	nil / nil	Director since 2002	Independent Businessman

Notes:

(1) Chairman of the Board
(2) Member of Audit Committee.
(3) Member of Reserves Corporate Committee.
(4) Member of Compensation Committee.
(5) Member of Corporate Governance Committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

None of the nominated directors have been subject to cease trade or similar regulatory orders or bankruptcies or similar proceedings against directors or companies which they have been directors or officers of within the last 10 years, except as follows. Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.).

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such.

Amendment of Trust Unit Rights Incentive Plan

The board of directors of FET Resources Ltd. believe that it is in the best interests of Unitholders that the number of Trust Units available under the trust unit rights incentive plan be maintained at approximately 5% level of outstanding Units and Exchangeable Shares in order to carry out our compensation strategy. This strategy is significantly weighted towards Trust Unit ownership which aligns the interest of employees with that of all Unitholders. Since August 23, 2002, when the plan was implemented, the following activity in the plan has taken place:

	Rights outstanding	Rights available for future grants	Maximum number of Additional Trust Units to be Issued
Balance August 23, 2002	Nil	1,500,000	1,500,000
Rights activity:			
Rights granted	1,331,150	(1,331,150)	
Exercised	(154,500)		(154,500)
Cancellations	(43,050)	43,050	
Proposed increase		525,000	525,000
Balance March 15, 2005	1,133,600	736,900	1,870,500
Percent of Trust Units and Exchangeable Shares outstanding March 15, 2005	3.0%	2.0%	5.0%

The Trust Unit Rights Plan will continue to have the following features:

1. our directors, officers, employees and service providers, or those of our subsidiaries, are eligible to receive trust unit rights under the plan and are not assignable;

2. the plan provides that the aggregate number of trust units reserved for issuance to any one person under the plan must not exceed 1% of the then outstanding trust units and trust units issuable on the exchange of exchangeable shares;

3. the vesting arrangements are within the discretion of the board of directors of FET Resources Ltd.;

4. the term of rights grants are within the discretion of the board of directors, but cannot be longer than 5 years;

5. the rights may be exercised at the five day weight average closing price on the TSX prior to the date of grant less monthly distribution provided they exceed 10% per annum of our net book value;

6. rights terminate on the earlier of the expiry date and 30 days after a rightholder ceasing to be at least one of an employee, director, officer or service provider of ours or a subsidiary of ours. However, in the event of death, the rights will expire on the earlier of the expiry date and 6 months from the date of death.

Pursuant to the rules of the Toronto Stock Exchange the increase must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Focus Energy Trust., that the maximum number of Trust Units issuable under the Trust Unit Rights Incentive Plan of Focus Energy Trust be increased by 525,000 Trust Units and the same is hereby approved and authorized.

Appointment of Trustee

Pursuant to our Trust Indenture the Unitholders are required to re-appoint Valiant Trust Company or appoint a successor trustee at every third annual meeting of Unitholders. Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of Valiant Trust Company as our trustee, to hold office for a term of 3 years.

DIRECTORS' AND OFFICERS' COMPENSATION

Compensation Committee

Our Compensation Committee is comprised of Matthew J. Brister (Chair), John A. Brussa and James H. McKelvie and has been charged with reviewing overall human resource policies and procedures, including recruitment, performance management, compensation, benefit programs, training and development of personnel and succession planning. All of the members of the Compensation Committee are independent of management. Matthew J. Brister was the President and Chief Executive Officer of Storm Energy Inc., the predecessor to FET, until August, 2002.

Report on Executive Compensation

The compensation committee holds meetings each year for the purpose of reviewing the overall compensation policy. The compensation committee makes specific recommendations to the board of directors on the President and Chief Executive Officer's salary, bonus payments and trust unit rights allocations and directors' compensation. The board of directors reviews all recommendations of the compensation committee before final approval. Any director who is also an officer is excused from the directors' meeting during any discussion of his compensation. The compensation committee also approves the salaries, bonus payments and trust unit rights allocations of all other officers.

CEO and Other Executive Compensation Strategy

Our compensation plan for our executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Trust's Incentive Rights Plan. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other issuers of comparable size within the oil and gas industry, absolute and relative performance versus peers, and performance relative to the operating forecast approved by the Board of Directors. Such information is obtained from public disclosure by those issuers.

We have a formal bonus plan which was approved on August 20, 2002 at the Special Meeting of Shareholders of Storm Energy Inc. (now FET) associated with the Plan of Arrangement. The participation level of the Chief Executive Officer and Chief Financial Officer under the Executive Bonus Plan is based upon a recommendation by the Chief Executive Officer of FET to the Compensation Committee which, after review and consideration recommends the participation level to the Board of Directors for approval.

Base Salaries

Our policy with respect to executive compensation is to set a level of combined salary and benefits which make it competitive in attracting and retaining professionals and support staff capable of contributing significantly to our success and enhancement of Unitholder value. Salary levels are determined with reference to amounts paid by comparable organizations in the oil and natural gas industry.

Bonus Plan

We have an Executive Bonus Plan for our key employees. The principal purpose of the plan is to advance the interests of Unitholders by providing for bonuses for key employees who are designated as participants thereunder. The goal in implementing the plan is to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve our financial and business objectives, and align their interests with those of the Unitholders by paying bonuses half in Trust Units and half in cash.

The plan is administered by the Chief Executive Officer of FET, who selects the participants in the plan from among key employees and allocates participation points to each such participant, other than with respect to the Chief Executive Officer and Chief Financial Officer's participation level which is determined by the Compensation Committee. Under the plan, each participant is entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant

to the plan, an amount equal to 2.5% of our net production revenue; and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year shall be made 50% in cash and 50% in Trust Units. In the event of a change of control, we shall terminate the plan and pay each participant a final bonus equal to the participant's pro rata participation points multiplied by the change of control payout amount (the lesser of 1.5 times the monthly bonus amount paid in each of the 12 months prior to the date of the change of control or an aggregate of $3 million). The plan will terminate on August 31, 2007, unless otherwise extended. An aggregate of 900,000 Trust Units have been reserved pursuant to the plan for issuance from treasury.

Since the plan was established in August 2002 until December 31, 2004, a total of 157,616 Trust Units have been issued under the plan, and 742,384 Trust Units remained reserved under the plan. During the first quarter of 2005, a further 8,908 Trust Units were issued under the plan for operations of January 1 to December 31, 2004.

During the year, we recorded an expense of $2,348,435 associated with the plan for operations of January 1 to December 31, 2004. Half of this amount is settled through the issuance of Trust Units from treasury at a price equal to the last five trading days of the month for which the bonus relates. Of the $$2,348,435 recorded for 2004 operations, $1,984,585 was settled in 2004, and $363,850 was settled during the first quarter of 2005.

Trust Unit Rights Incentive Plan

We have a Trust Unit Rights Incentive Plan for directors, officers, employees or consultants of FET which permits the granting of rights to purchase up to a maximum of 1,500,000 Trust Units. To December 31, 2004, a total of 127,500 Trust Units had been issued under the plan, and 1,372,500 Trust Units remained reserved for issuance under the plan. At December 31, 2004, a total of 1,113,100 rights were outstanding under the plan. Unless otherwise approved by the TSX and the Unitholders, the number of Trust Units reserved for issuance upon the exercise of rights shall not at any time exceed 5% of the aggregate number of issued and outstanding Trust Units and including the number of Trust Units which may be issued on the exchange of the outstanding Exchangeable Shares, which may be converted into Trust Units. The number of rights and the exercise price thereof is set by the Board of Directors of FET at the time of grant provided that the exercise price shall be equal to the weighted average of the per Trust Unit closing price of Trust Units traded through the facilities of the TSX on the five trading days immediately preceding the date of grant. The holder of rights is entitled to participate in monthly distributions which represent a return of more than 0.833% of our recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. The rights have a life of five years, and vest equally over a four year period commencing on the first anniversary of the grant. The plan is administered by the Board of Directors who may amend, modify, or terminate the plan with the approval of the TSX. The Board of Directors may establish a minimum exercise price and vary the vesting and expiry periods under the plan provided that the duration of the rights shall not exceed five years.

During 2004, we granted 571,150 rights to directors, officers, employees and consultants to purchase Trust Units at grant prices ranging from $14.78 to $20.19 per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given month exceed 0.833 percent of our recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Rights granted under the plan generally have a five year term and vest equally over four years commencing on the first anniversary of the grant.

CEO Compensation

In setting the CEO's base salary, the compensation committee, consistent with our long time policy, has targeted the CEO's base salary at a competitive range for comparable organizations in the oil and gas industry. In reviewing the CEO's participation in the Executive Bonus Plan, and bonus for 2004, the compensation committee reviewed our overall performance in 2004, the CEO's contribution towards this performance and reviewed data with respect to comparable organizations in the oil and natural gas industry. The compensation committee determined that the bonus for the CEO at $398,173 was appropriate after considering, among other things, record levels of production volumes and cash flows as well as his continued demonstration of implementing our disciplined, focused but conservative business strategy in 2004. In setting the grant of trust unit rights, the compensation committee set the CEO's award at 8.8% of last year's trust unit rights grant consistent with its policy for all executives. The compensation committee also reviewed this grant and was satisfied that it well within the range of incentive compensation for CEOs in comparable organizations in the oil and gas industry.

Summary

The board believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Compensation Committee:Matthew J. Brister, John A. Brussa and James H. McKelvie

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers for the years ended December 31, 2004, 2003 and 2002.

		Annual compensation			Long-term compensation Awards		Payouts	
Name and principal position	Fiscal year	Salary ($)	Bonus[4] Current/ Deferred ($)	Other annual compensation ($)	Securities under options granted (#)	Securities subject to resale restriction ($)	LTIP payouts ($)	All other compensation ($)
Derek W. Evans President and Chief Executive Officer	2004 2003 2002[1]	200,000 200,000 116,667	398,173 384,615 193,901	(5) (5) (5)	50,000 nil 100,000	N/A N/A N/A	342,875 nil nil	nil nil 69,342[6]
William D. Ostlund Vice President, Finance and Chief Financial Officer	2004 2003 2002[1]	150,000 150,000 87,500	284,409 296,153 138,501	(5) (5) (5)	25,000 nil 50,000	N/A N/A N/A	nil 82,188 nil	nil nil 34,671[6]
Dennis M. Lawrence Vice President Engineering	2004 2003 2002[1]	125,000 125,000 38,862	227,527 241,923 110,801	(5) (5) (5)	25,000 nil 50,000	N/A N/A N/A	203,475 49,640 nil	nil nil nil
Bryce H. Murdoch Vice President Geology	2004 2003[2]	125,000 31,250	227,527 50,082	(5) (5)	12,500 50,000	N/A N/A	nil nil	nil nil
Al S. Pickering Vice President Land	2004 2003[3]	125,000 72,917	227,527 121,167	(5) (5)	12,500 50,000	N/A N/A	128,625 nil	nil nil
David W. Sakal Vice President, Operations	2004 2003 2002[1]	125,000 125,000 72,917	227,527 241,923 110,801	(5) (5) (5)	25,000 nil 50,000	N/A N/A N/A	nil nil nil	nil nil 34,671[6]

Notes:

(1) Messrs. Evans, Ostlund and Sakal commenced employment on June 1, 2002, and Mr. Lawrence commenced employment on September 9, 2002.
(2) Mr. Murdoch was appointed Vice President Geology effective October 1, 2003.
(3) Mr. Pickering was appointed Vice President Land effective June 1, 2003.
(4) These payments were made in accordance with our Executive Bonus Plan, one half of which was paid in Trust Units.
(5) The value of perquisites and other personal benefits received by the named executive officers is not greater than 10% of the total salary and bonus or $50,000 for the period.
(6) Taxable employment benefit associated with purchasing Exchangeable Shares in 2002.

Trust Unit Rights Granted During the Year Ended December 31, 2004

The following table sets forth details with respect to all rights granted under the trust unit rights incentive plan to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers during 2004.

Name	Securities under rights granted (#)	Percentage of total rights granted to employees in 2004 (%)	Exercise or base price ($/security)	Market value of securities underlying rights on date of grant ($/security)	Expiration Date
Derek Evans	25,000	4.4%	$16.74	$16.74	Sept 9, 2009
	25,000	4.4%	$16.74	$16.74	Sept 9, 2008
William Ostlund	12,500	2.2%	$16.74	$16.74	Sept 9, 2009
	12,500	2.2%	$16.74	$16.74	Sept 9, 2008
Dennis Lawrence	12,500	2.2%	$16.74	$16.74	Sept 9, 2009
	12,500	2.2%	$16.74	$16.74	Sept 9, 2008
Bryce Murdoch	12,500	2.2%	$18.22	$18.22	Oct 6, 2009
Al Pickering	12,500	2.2%	$16.74	$16.74	Jul 7, 2009
David Sakal	12,500	2.2%	$16.74	$16.74	Sept 9, 2009
	12,500	2.2%	$16.74	$16.74	Sept 9, 2008

The following table outlines the number of trust units issuable upon the exercise of outstanding rights at March 15, 2005, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the plan.

	# of trust units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	# of trust units available for future issuance under the plan (2)
Trust units under Trust Unit Rights Incentive Plan approved by unitholders (1) (2)	1,133,600	$11.86	1,345,500
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	nil	nil	nil

Notes:

(1) A fixed number of trust units have been approved by unitholders.
(2) Before the additional 525,000 trust units for approval May 17, 2005

Trust Units Rights exercises during the Year Ended December 31, 2004 and Year End Right Values

The following table sets forth with respect to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $19.97 on December 31, 2004.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Derek Evans	25,000	342,875	25,000 / 100,000	352,375 / 897,250
William Ostlund	nil	nil	12,500 / 50,000	176,188 / 448,625
Dennis Lawrence	15,000	203,475	2,000 / 50,000	28,190 / 448,625
Bryce Murdoch	nil	nil	12,500 / 50,000	109,875 / 357,375
Al Pickering	12,500	128,625	nil / 50,000	nil / 442,250
David Sakal	nil	nil	25,000 / 50,000	352,375 / 448,625

Directors

Each of the directors of FET, with the exception of the President and Chief Executive Officer, received an annual retainer of $10,000, $1,000 per in person meeting or committee meeting and $500 per telephone meeting or committee meeting attended, plus expenses of attending such meetings. Commencing with the third quarter of 2004, the Chairman receives an additional $10,000 per year and the Chairman of the Audit Committee receives an additional $5,000 per year.

For the period of January 1, 2004 to December 31, 2004, a total of $127,500 in fees was paid to the directors of FET. During 2004, we granted 35,000 Trust Unit Incentive Rights to outside directors at a grant price of $15.00 per Trust Unit, subject to a downward adjustment in accordance with the provisions of the Trust Unit Rights Incentive Plan.

Performance Graph

The following graph illustrates changes from August 30, 2002 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, with all dividends and distributions reinvested.


300
250
200
150
100
50
0
2002/08
2002/12
2003/12
2004/12
Focus Energy Trust
S&P/TSX Composite Index
TSX Oil & Gas Exploration and Production Index
S&P/TSX Capped Energy Trust Index

	2002/08	2002/12	2003/12	2004/12
Focus Energy Trust [1]	100	106.72	178.65	263.06
S&P/TSX Composite Index [2]	100	100.04	124.33	139.85
S&PTSX Oil and GasExploration and Production Index	100	100.41	119.22	166.35
S&P/TSX Capped Energy Trust Index [3]	100	98.25	125.15	146.70

Notes:

(1) The Focus Energy Trust Unitholder Return has been adjusted for the value of the common shares of Storm Energy Ltd. issued in connection with the arrangement completed in August, 2002.

(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.

(3) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following summary also addresses each of the guidelines of the Toronto Stock Exchange with respect to corporate governance including an explanation of any divergence from the stated guidelines.

The board of directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced unitholder value. The Toronto Stock Exchange has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the Toronto Stock Exchange Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the Toronto Stock Exchange report are not mandatory and the Toronto Stock Exchange report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

Toronto Stock Exchange Corporate Governance Guidelines	Do we comply?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management; (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The board's fundamental objectives are to enhance and preserve long-term unitholder value and to ensure that we meet our objectives on an ongoing basis. The board has acknowledged its responsibility for our stewardship, including responsibility for: • the appointment of executive officers and for succession planning; • the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risks; • the approving of all financings and significant acquisitions or dispositions; • ensuring the implementation and integrity of our internal control and management information systems; • approval and monitoring our strategic planning and periodically conducting

Toronto Stock Exchange Corporate Governance Guidelines	Do we comply?	Comments
		strategic planning sessions with management; • monitoring compliance with all significant policies and procedures and applicable laws and regulations; and • ensuring timely and accurate reporting to unitholders of financial and other matters in accordance with applicable law.
2. Majority of directors should be unrelated.	Yes	Four of the six members of the board are unrelated.
3. Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Evans is considered an "inside" and "related" director as he holds the position of President and CEO. Mr. Brussa is a partner in a law firm which provides legal services to us. The Board of Directors does not believe that this relationship interferes with Mr. Brussa's independence from management and his ability to act independently and in the best interests of Unitholders.
4. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes	We have a corporate governance committee composed exclusively of non-management and unrelated directors.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The Corporate Governance Committee has implemented a process of annually reviewing the effectiveness of the board, its committees and individual directors.
6. Provide orientation and education programs for new directors.	Yes	We provide orientation to new directors on an *ad hoc* basis upon them being invited to join the board of directors based upon the director's background and knowledge of our operations.
7. Examine the size of the board with a view to effectiveness and consider reducing the size of the Board.	Yes	The Corporate Governance Committee periodically examines the size of the board with respect to the view of its effectiveness.
8. Review compensation of directors in light of risks and responsibilities.	Yes	The Corporate Governance Committee annually reviews the compensation of directors and makes recommendations to the full board.
9. (a) Committees should generally be composed of non-management directors; and	Yes	All committees of the board are composed exclusively of non-management directors.
(b) a majority of committee members should be unrelated.	Yes	All committees have a majority of unrelated directors.
10. Appoint a committee responsible for approach to corporate governance issues.	Yes	The Corporate Governance Committee has the responsibility for developing approaches to corporate governance.
11. (a) Define limits to management's	Yes	The President and CEO is accountable to the

Toronto Stock Exchange Corporate Governance Guidelines	Do we comply?	Comments
responsibilities by developing mandates for: • the board; and • the CEO.		board for meeting corporate objectives. The board has delegated to the President and CEO the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the board.
(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12. Establish procedures to enable the board to function independently of management.	Yes	The board has appointed a Chairman who is independent of management. The non-management directors meet from time to time independently of management.
13. (a) Establish an audit committee with a specifically defined mandate.	Yes	The board has established the Audit Committee which has a defined mandate. This mandate includes: • review all audited and unaudited financial statements and managements discussion and analysis of financial results; • the responsibility for recommending the appointment of external auditors to the board and reviewing the terms of the external auditor's engagement, including of non-audit services, the appropriateness and reasonableness of the auditor's fees and making a recommendation to the board with respect to their approval; • review the annual audit plan with external auditors and management; • review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting; • review of internal control systems; • meet privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concern; and • review the appointment of the chief financial officer and other key financial executives involved in financial

Toronto Stock Exchange Corporate Governance Guidelines	Do we comply?	Comments
		reporting process.
(b) All members of the audit committee should be non-management directors.	Yes	All of the members of the audit committee are non-management directors.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2004, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2004 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2004 audited financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2004. Copies of these documents may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of FET at 3250, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8400 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com.*

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: March 15, 2005


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2005
WASH. D.C. 202 SECTION

FOCUS ENERGY TRUST

FORM OF PROXY
FOR THE ANNUAL MEETING TO BE HELD ON MAY 17, 2005

I, ______________________________ of ____, being a holder (the "Unitholders") of trust units ("Trust Units") of Focus Energy Trust (the "Trust") hereby appoint Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., or, failing him, William D. Ostlund, Vice-President, Finance and Chief Financial Officer of FET Resources Ltd., both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________of ________________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual meeting of the Unitholders of the Trust (the "Meeting") to be held on May 17, 2005 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

1. FOR ________ or AGAINST _______ the resolution fixing the number of directors of FET Resources Ltd. to be elected at the Meeting at six (6) members;

2. FOR ________ or WITHHOLD FROM VOTING FOR _______ the election as directors for the ensuing year of the six (6) nominees proposed by management in our Information Circular - Proxy Statement dated March 15, 2005;

3. FOR ________ or WITHHOLD FROM VOTING FOR _______ the appointment of KPMG LLP, Chartered Accountants, as our auditors of the Trust and to authorize the directors of FET Resources Ltd. to fix their remuneration as such;

4. FOR _________ or AGAINST _________ an Amendment of the Trust Unit Rights Incentive Plan for an increase of 525,000 trust units issuable under our trust unit rights incentive plan; and

5. FOR _________ or WITHHOLD FROM VOTING FOR _________ the re-appointment of Valiant Trust Company, or a successor trustee, as our Trustee for a term of three (3) years.

6. At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your Trust Units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a Unitholder, to attend and to act for you at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of management of the Trust.

Dated this _____ day of _____________, 2005.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

Notes:

(1) If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

(2) If you are an executor, administrator, trustee, etc. you should indicate your capacity.

(3) This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

(4) This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 24 hours before the time for holding the meeting or any adjournment thereof.


RECEIVED
APR 1 1 2005
202

FOCUS ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF FET RESOURCES LTD.

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of FET Resources Ltd. ("FET Resources") has the right to instruct Valiant Trust Company (the "Trustee") in respect of the exercise of their votes at the Annual Meeting of the unitholders of Focus Energy Trust (the "Trust") to be held on May 17, 2005 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or AGAINST** ☐ the resolution fixing the number of directors of FET Resources to be elected at the Meeting at six (6) members; **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of six (6) directors of FET Resources as specified in the Information Circular - Proxy Statement of the Trust dated March 15, 2005 (the "Information Circular - Proxy Statement"); **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year. **FOR** ☐ **or AGAINST** ☐ the Amendment of the Trust Unit Rights Incentive Plan for an increase of 525,000 trust units issuable under our trust unit rights incentive plan; and **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the re-appointment of Valiant Trust Company, or a successor trustee, as our Trustee for a term of three (3) years.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Trust Management as Proxy** The Holder hereby appoints Derek W. Evans, President and Chief Executive Officer or, failing him, William D. Ostlund, Vice President, Finance and Chief Financial Officer of FET Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.	

DATED: ________________, 2005.

____
Signature of Holder

____
Name of Holder

____
Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005



Derek W. Evans
President and Chief Executive Officer


SEC MAIL
PROCESSING
RECEIVED
APR 1 1 2005
WASH, D.C.
202
SECTION

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005



William D. Ostlund
Vice President, Finance and Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
APR 1 1 2005
WASH. D.C.
202
SECTION

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles and have been prepared within acceptable limits of materiality.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgment has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

Independent auditors appointed by the Trustee have examined and expressed their opinion on the consolidated financial statements of the Trust. The Audit Committee, consisting of independent directors of FET Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.

Derek W. Evans
President and Chief Executive Officer
February 28, 2005

William D. Ostlund
Vice President, Finance and Chief Financial Officer

AUDITOR'S REPORT

To the Unitholders of Focus Energy Trust:

We have audited the consolidated balance sheet of Focus Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Calgary, Alberta, Canada
February 28, 2005

CONSOLIDATED BALANCE SHEETS

		Years Ended, December 31, 2004		2003
ASSETS				
Current assets				
Cash and cash equivalents	$	**43,732**	$	–
Accounts receivable		**20,220,594**		20,043,512
Prepaid expenses and deposits		**1,697,846**		1,092,559
		21,962,172		21,136,071
Petroleum and natural gas properties and equipment [note 4]		**302,454,785**		174,974,307
Goodwill [note 5]		**5,100,000**		–
Reclamation fund [note 7]		**1,922,519**		1,030,000
	$	**331,439,476**	$	197,140,378
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**22,864,458**	$	20,515,765
Cash distributions payable		**5,755,784**		3,924,783
		28,620,242		24,440,548
Long-term debt [note 8]		**74,500,000**		21,336,532
Asset retirement obligation [note 6]		**11,461,469**		7,442,069
Future income taxes [note 15]		**43,727,120**		41,686,533
		158,308,831		94,905,682
UNITHOLDERS' EQUITY				
Unitholders' capital [note 9]		**139,335,147**		63,267,421
Exchangeable Shares [note 9]		**1,546,884**		5,160,995
Contributed surplus		**498,516**		245,524
Accumulated income		**145,289,496**		85,661,322
Accumulated cash distributions		**(113,539,398)**		(52,100,566)
		173,130,645		102,234,696
Commitments and contingencies [note 17]				
	$	**331,439,476**	$	197,140,378

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approval on behalf of the Board:



STUART G. CLARK
DIRECTOR



GERALD A. ROMANZIN
DIRECTOR

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

	Years Ended, December 31, 2004	2003 (Restated – Note 3)
Revenue		
Production revenue	**$ 150,172,892**	$ 119,366,943
Royalties	**(34,551,035)**	(30,789,864)
Alberta Royalty Tax Credit	**475,080**	287,512
Facility income	**2,597,273**	2,611,767
Interest income	**229,301**	64,128
	118,923,511	91,540,486
Expenses		
Transportation system charges [note 3]	**9,584,180**	7,534,600
Production	**11,790,150**	10,590,468
Technical Services Agreement	**–**	2,100,000
General and administrative	**5,525,776**	3,627,275
Interest and financing	**2,515,545**	1,386,761
Depletion and depreciation [note 4]	**32,007,125**	25,065,441
Accretion of asset retirement obligation [note 6]	**664,001**	420,078
	62,086,777	50,724,623
Income before income and other taxes	**56,836,734**	40,815,863
Income and other taxes [note 15]		
Future income tax expense (reduction)	**(4,212,000)**	(854,505)
Current and large corporations tax	**1,420,560**	224,366
	(2,791,440)	(630,139)
Net income for the period	**59,628,174**	41,446,002
Accumulated income, beginning of period		
As previously reported	**85,820,667**	44,348,355
Retroactive adjustment for changes in accounting policies	**(159,345)**	(133,035)
As restated	**85,661,322**	44,215,320
Accumulated income, end of period	**$ 145,289,496**	$ 85,661,322
Net income per Unit [note 14]		
Basic	**$ 1.66**	$ 1.36
Diluted	**$ 1.65**	$ 1.36

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended, December 31, 2004	2003 (Restated – Note 3)
Operating activities		
Net income for the period	**$ 59,628,174**	$ 41,446,002
Add non-cash items:		
Non-cash general and administrative expenses [note 10]	**1,479,707**	1,084,483
Unrealized (gain) loss on commodity contract	**–**	(1,353,067)
Depletion and depreciation	**32,007,125**	25,065,441
Accretion on asset retirement obligation	**664,001**	420,078
Future income tax expense	**(4,212,000)**	(854,505)
Funds flow from operations	**89,567,007**	65,808,432
Net change in non-cash working capital items	**1,940,194**	6,145,326
	91,507,201	71,953,758
Financing activities		
Proceeds from issue of Trust Units (net of costs)	**70,419,265**	23,891,651
Proceeds from exercise of Unit Appreciation Rights	**854,040**	158,048
Increase (decrease) in long-term debt	**53,163,468**	(30,464,468)
Cash distributions	**(59,607,831)**	(40,925,594)
	64,828,942	(47,340,363)
Investing activities		
Capital asset additions	**(25,156,145)**	(16,809,155)
Acquisition expenditures [note 5]	**(130,181,848)**	(22,175,416)
Proceeds on disposal of capital assets	**–**	1,958,669
Reclamation fund contributions and actual expenditures	**(1,016,677)**	(1,291,346)
Net change in non-cash working capital items	**62,259**	(1,001,181)
	(156,292,411)	(39,318,429)
Increase in cash and cash equivalents during the period	**43,732**	(14,705,034)
Cash and cash equivalents, beginning of period	**–**	14,705,034
Cash and cash equivalents, end of period	**$ 43,732**	$ –

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003 (AUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd. and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd. and FET Gas Production Ltd. and Focus B.C. Trust, and its share of two partnerships. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c) Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "cost impairment test"). The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount above the net present value of the Trust's future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and subject to a separate impairment test.

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year end or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2004 resulting in no impairment amount.

e) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

f) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

g) Unit-Based Compensation Plan

The Trust has a Unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 10. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the Unit-based compensation at the date of grant using a modified Black Scholes option pricing model. The fair value method has been adopted prospectively with 2003 rights granted. The pro forma impact for rights granted for the period from August 23, 2002 to December 31, 2002 using the fair value method is disclosed in Note 10.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

h) Per-Unit Amounts

Net income per Unit is calculated using the weighted average number of Units outstanding during the year, including the weighted average number of Exchangeable Shares outstanding converted at the exchange ratio at the end of each month. Diluted net income per Unit is calculated using the treasury stock method to determine the dilutive effect of Unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" Trust Unit rights are used to repurchase Units at the average market rate during the period. The weighted average number of Units outstanding is then adjusted by the net change.

i) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

j) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others. The accounts of the Trust reflect its proportionate interest in such activities.

k) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

l) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

m) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. CHANGES IN ACCOUNTING POLICIES

a) Petroleum and Natural Gas Properties and Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. Effective January 1, 2004, the Trust adopted the new accounting standard relating to full cost accounting. There were no changes to net income, petroleum and natural gas assets or any other reported amounts in the consolidated financial statements as a result of adopting this guideline.

The new guideline impacts the cost impairment test or ceiling test. The cost impairment test is a two- stage test. The first stage of the test determines if the cost pool has been impaired. Impairment occurs when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from proved reserves plus unproved costs using management's best estimate of future prices. The second stage of the test involves measurement of the impairment. The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from proved plus probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period-end prices and costs.

b) Asset Retirement Obligation

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases).

Balance Sheets		December 31, 2003
Petroleum and natural gas properties and equipment increased for historic asset retirement costs	$	4,069,393
Record new asset retirement obligation	$	7,442,069
Reverse historic provision for future site restoration		(3,083,021)
Adjust future income taxes		(130,310)
Adjust accumulated income		(159,345)
Increase in liabilities and Unitholders' equity	$	4,069,393

Statements of Income		Year ended December 31, 2004		Year ended December 31, 2003
Accretion expense	$	(664,001)	$	(420,078)
Depletion and depreciation on asset retirement costs		(552,952)		(644,727)
Less: Amortization of estimated future removal and site restoration liability under previous policy		2,397,535		1,000,633
Net income impact of new policy, before tax	$	1,180,582	$	(64,172)
Basic and diluted net income per share before tax	$	0.04		–

c) Financial Derivatives

Effective January 1, 2004 the Trust has implemented the new accounting guideline relating to hedging relationships. The new policy addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes the conditions for applying or discontinuing hedge accounting. Under the new guideline hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual hedge accounting.

The hedges in effect at December 31, 2004 and December 31, 2003 met the criteria of effective hedges.

d) Transportation System Charges

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation system charges against revenue rather than showing the charges as a separate expense on the income statement. Effective January 1, 2004, the Trust has recorded revenue gross of transportation system charges and a transportation system charge on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow for the Trust.

4. PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

		2004		2003
Petroleum and natural gas properties and equipment, at cost	$	450,493,107	$	291,005,504
Accumulated depletion and depreciation		(148,038,322)		(116,031,197)
Petroleum and natural gas properties and equipment, at cost, net	$	302,454,785	$	174,974,307

The petroleum and natural gas properties and equipment, at cost, and the accumulated depletion and depreciation 2004 balances include $9.8 million and $2.8 million related to the asset retirement obligation, respectively. The 2003 balances have been restated due to the adoption of the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. As a result of this restatement, petroleum and natural gas properties and equipment, at cost, has increased by $6.3 million and accumulated depletion and depreciation has increased by $2.2 million.

The calculation of depletion and depreciation in 2004 included an estimate of $47.5 million (2003 - $28.4 million) for future development costs and $4.1 million (2003 - nil) for future asset retirement costs associated with proved undeveloped reserves. Unproved property costs of $3.1 million (2003 - $1.8 million) and estimated net realizable value of production equipment and facilities of $21.9 million (2003 - $12.6 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2004 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment. Future prices for crude oil and natural gas were obtained for the period 2005 to 2009 inclusive from the Trust's year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations. Based on these assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2004 are as follows.

Consultant's Price Forecasts	2005	2006	2007	2008	2009
Crude Oil - WTI ($US / bbl)	$ 42.00	$ 40.00	$ 37.50	$ 35.00	$ 33.00
Natural Gas AECO ($CDN / Mmbtu)	$ 6.78	$ 6.52	$ 6.26	$ 6.00	$ 5.73

5. ACQUISITION EXPENDITURES

Area	Effective	Year ended December 31, 2004	Year ended December 31, 2003
Lanaway, Alberta	May 1, 2003	$ (39,885)	$ 4,741,298
Loon Lake, Alberta	June 1, 2003	(103,530)	17,434,118
Tommy Lakes, B.C.	April 1, 2004	110,074,959	–
Medicine Hat, Alberta	September 1, 2004	18,607,466	–
Medicine Hat, Alberta	October 1, 2004	1,144,700	–
Other		15,604	–
		$ 129,699,314	$ 22,175,416

Acquisition of Tommy Lakes Partnership April 1, 2004

On April 1, 2004 the Trust acquired the Tommy Lakes Partnership, which owns interests in the natural gas producing area of Tommy Lakes, British Columbia. The Tommy Lakes Partnership is owned 99 percent by Focus B.C. Trust and one percent by FET Resources Ltd., both of which are wholly owned subsidiaries of Focus Energy Trust. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. The future income tax recorded for this transaction only relates to the one percent ownership by FET Resources Ltd., and no future income tax has been recorded with respect to the interest owned by Focus B.C. Trust.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$111,583,959
Asset retirement obligation	(877,109)
Future income tax	(631,891)
	$110,074,959

Acquisition of Private Company September 1, 2004

FET Resources Ltd. acquired a private company on September 1, 2004 for cash consideration of $19,090,000. This acquisition was accounted for using the purchase method, with results of operations included from the date of acquisition. Immediately after the acquisition, the private company was wound up into FET Resources Ltd.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Petroleum and natural gas properties and equipment	$20,190,000
Goodwill	5,100,000
Asset retirement obligation	(1,061,838)
Future income tax	(5,620,696)
	$18,607,466
Net working capital	482,534
	$19,090,000

Effective October 1, 2004, additional interests were purchased in the Medicine Hat area for cash consideration of $1,144,700.

6. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $31.2 million which will be incurred between 2005 and 2020. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 1.5 percent for estimates prior to the fourth quarter of 2004 and 2.0 percent for revisions and changes thereafter were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below.

		December 31, 2004		December 31, 2003
Balance, beginning of period	$	7,442,069	$	6,001,112
Accretion expense		664,001		420,078
Liabilities incurred				
Acquisitions		1,938,947		961,685
Development activity and change in estimates		1,540,610		79,745
Settlement of liabilities		(124,158)		(20,551)
Balance, end of period	$	11,461,469	$	7,442,069

7. RECLAMATION FUND

		2004		2003
Balance as at January 1	$	1,030,000	$	–
Contributions		892,519		1,030,000
Balance as at December 31	$	1,922,519	$	1,030,000

A reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. Interest earned will form part of the reclamation fund. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

8. LONG-TERM DEBT

The Trust has a $100 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a one-year amortization period. In addition, the Trust has a $10 million demand operating line of credit. At December 31, 2004, the available borrowings under these facilities were reduced by $3.0 million by letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at December 31, 2004 is approximately 3.6 percent.

The credit facility will revolve until May 26, 2005, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of five percent and the remaining 85 percent at the end of the term.

9. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The Trust Units are redeemable at the option of the Unitholder, up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

Trust Units of Focus Energy Trust (including conversion of Exchangeable Shares)	Number of Units		Consideration	
	2004	2003	2004	2003
Trust Units outstanding (see (a) below)	35,973,651	28,034,233	$ 139,335,147	$ 63,267,421
Trust Units issuable on conversion of Exchangeable Shares[I] (see (b) below)	1,249,371	3,788,258	1,546,884	5,160,995
Balance as at December 31	37,223,022	31,822,491	$ 140,882,031	$ 68,428,416

(I) THE EXCHANGE RATIO AT DECEMBER 31, 2004 WAS 1.27833 (DECEMBER 31, 2003 – 1.16718) TRUST UNITS FOR EACH EXCHANGEABLE SHARE.

(a) Trust Units of Focus Energy Trust	Number of Units		Consideration	
	2004	2003	2004	2003
Balance as at January 1	28,034,233	22,804,905	$ 63,267,421	$ 33,908,902
Issued on conversion of Exchangeable Shares[I]	2,760,027	3,037,076	3,614,111	4,467,384
Issued pursuant to the Executive Bonus Plan[II]	72,391	71,752	1,127,813	841,434
Issued for cash[III]		2,100,000		25,410,000
Issued for cash[IV]	5,000,000		74,500,000	
Trust Unit issue expenses			(4,080,735)	(1,518,347)
Exercise of Unit Appreciation Rights[V]	107,000	20,500	906,537	158,048
Balance as at December 31	35,973,651	28,034,233	$ 139,335,147	$ 63,267,421

(I) ISSUED ON CONVERSION OF EXCHANGEABLE SHARES TO TRUST UNITS WITH THE CONSIDERATION RECORDED BEING EQUAL TO THE BOOK VALUE OF THE EXCHANGEABLE SHARES EXCHANGED.
(II) PURSUANT TO THE EXECUTIVE BONUS PLAN, 50 PERCENT OF ALL AMOUNTS DUE UNDER SUCH PLAN ARE PAYABLE THROUGH THE ISSUANCE OF TRUST UNITS PRICED AT THE FIVE-DAY WEIGHTED AVERAGE TRADING PRICE FOR THE LAST FIVE TRADING DAYS OF THE MONTH FOR WHICH THE BONUS RELATES.
(III) ISSUED FOR CASH JUNE 25, 2003 PURSUANT TO A SHORT FORM PROSPECTUS DATED JUNE 17, 2003.
(IV) ISSUED FOR CASH MARCH 23, 2004 PURSUANT TO A SHORT FORM PROSPECTUS DATED MARCH 15, 2004.
(V) EXERCISE OF UNIT APPRECIATION RIGHTS INCLUDES CASH CONSIDERATION OF $854,040 AND CONTRIBUTED SURPLUS CREDIT OF $52,497.

(b) Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration	
	2004	2003	2004	2003
Balance as at January 1	3,245,650	5,964,335	$ 5,160,995	$ 9,628,379
Exchanged for Trust Units[I]	(2,268,304)	(2,718,685)	(3,614,111)	(4,467,384)
Balance as at December 31	977,346	3,245,650	$ 1,546,884	$ 5,160,995

(I) CANCELLATION ON CONVERSION TO TRUST UNITS WITH THE CONSIDERATION RECORDED BEING EQUAL TO THE BOOK VALUE OF THE EXCHANGEABLE SHARES EXCHANGED.

The Exchangeable Shares of FET Resources Ltd. are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten-day weighted average Unit price preceding the record date. During the period of January 1 to December 31, 2004, a total of 2,268,304 Exchangeable Shares were converted into 2,760,027 Trust Units at exchange ratios prevailing at the time. At December 31, 2004, the exchange ratio was 1.27833 Trust Units for each Exchangeable Share. Cash distributions are not paid on the Exchangeable Shares. On the tenth anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Company, the Exchangeable Shares will be redeemed for Trust Units at a price equal to the value of that number of Trust Units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding Exchangeable Shares at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The Exchangeable Shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

10. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to 1,500,000 rights, but the number of Units reserved for issuance upon the exercise of rights shall not at any time exceed five percent of the aggregate number of issued and outstanding Units of the Trust and including the number of Units which may be issued on the exchange of the outstanding Exchangeable Shares. To December 31, 2004 a total of 107,000 Units had been issued under the Plan, and 1,393,000 Units are reserved for issuance under the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the Trust Units on the immediately preceding five trading days. The exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-Unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. The rights have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant.

	2004			2003		
	Number of Rights		Weighted Average Exercise Price	Number of Rights		Weighted Average Exercise Price
Balance as at January 1, 2004	665,500	$	9.74	320,000	$	9.39
Granted	571,150	$	16.31	376,000	$	12.19
Exercised	(107,000)	$	7.42	(20,500)	$	7.71
Cancelled	(16,550)	$	14.01	(10,000)	$	12.08
Before reduction of exercise price	1,113,100	$	13.27	665,500	$	11.07
Reduction of exercise price	–	$	(1.49)	–	$	(1.33)
Balance as at December 31, 2004	1,113,100	$	11.78	665,500	$	9.74

- The average exercise price at the grant date is $13.74.
- The average contractual life of the rights outstanding is 3.79 years.
- The number of rights exercisable at December 31, 2004 is 123,250.
- The average value at the grant date for the year ended December 31, 2004 is $3.41 ($2.58 for 2003).

The Trust prospectively adopted the fair value method in 2003 for rights granted subsequent to January 1, 2003. The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $305,489 for the year ended December 31, 2004. The Trust recorded non-cash compensation expense of $245,524 for the year ended December 31, 2003.

Had the Trust used the fair value method for rights granted between August 23, 2002 and December 31, 2002, pro forma net income would have decreased by $137,133 (2003 - $136,758).

Pro Forma Results		2004		2003
Net income as reported	$	59,628,174	$	41,446,002
Less: Compensation expense for rights issued in 2002		(137,133)		(136,758)
Pro forma net income	$	59,491,041	$	41,309,244
Net income per Trust Unit – basic				
As reported	$	1.66	$	1.36
Pro forma	$	1.66	$	1.36
Net income per Trust Unit – diluted				
As reported	$	1.66	$	1.36
Pro forma	$	1.66	$	1.36

The fair value of rights granted in 2004 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.93 percent, volatility of 34 percent, life of 4.8 years and a dividend yield rate of 11 percent. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

11. CASH DISTRIBUTIONS PAYABLE

The Trust has net income for each year which includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The taxable income of the Trust includes a deduction for the allocation of taxable income to Unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to Unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to Unitholders of record at the end of the year, and each Unitholder receives a pro rata share of the payable amount.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:
The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:
The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:
The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at December 31, 2004, which have no book value, was a cost of $332,000.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil – fixed price	400 bbls	$	49.61	Cdn/bbl	WTI	January 2005 – December 2005
	400 bbls	$	49.50	Cdn/bbl	WTI	January 2005 – December 2005
	400 bbls	$	52.00-58.40	Cdn/bbl	WTI	January 2005 – March 2005
	400 bbls	$	52.00-56.15	Cdn/bbl	WTI	April 2005 – June 2005
	400 bbls	$	53.00-60.00	Cdn/bbl	WTI	July 2005 – September 2005*
Natural gas – fixed price	5,000 GJ	$	5.85-6.95	Cdn/GJ	AECO	April 2005 – October 2005*

* CONTRACT ENTERED INTO SUBSEQUENT TO DECEMBER 31, 2004

13. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2004, which have no book value, would have resulted in a net payment to the Trust of approximately $7,176,000.

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price				
	26,500 GJ	$ 7.25	Cdn/GJ	November 2004 – March 2005
	5,275 GJ	$ 7.00	Cdn/GJ	November 2004 – October 2005
	5,000 GJ	$ 6.36	Cdn/GJ	April 2005 – October 2005
	7,000 GJ	$ 8.77	Cdn/GJ	January 2005
	15,500 GJ	$ 7.01	Cdn/GJ	April 2005 – October 2005
	7,000 GJ	$ 7.25	Cdn/GJ	November 2005 – March 2006*
	7,000 GJ	$ 7.62	Cdn/GJ	November 2005 – March 2006*

* CONTRACT ENTERED INTO SUBSEQUENT TO DECEMBER 31, 2004

14. PER UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-Unit calculations are based on the weighted average number of Trust Units. Diluted calculations include additional Trust Units for the dilutive impact of rights outstanding pursuant to the Rights Plan and the number of Trust Units exercisable on conversion of Exchangeable Shares.

Basic per-Unit calculations for the year ending December 31 are based on the weighted average number of Trust Units outstanding in 2004 of 35,903,047 (2003 of 30,493,373).

Diluted calculations include additional Trust Units for the dilutive impact of the Rights Plan and for the weighted average number of Trust Units exercisable on conversion of Exchangeable Shares of 327,465 for the year ended December 31, 2004 (129,990 for the year ended December 31, 2003).

Supplementary cash flow information for the year ended December 31 is as follows.

	2004	2003
Interest paid	$ 1,986,119	$ 1,345,300
Interest received	75,666	18,003
Taxes paid	1,453,298	(862,688)
Cash distributions paid	59,607,831	40,925,594

15. INCOME TAXES

Effective April 1, 2004, the Alberta government enacted a reduction in corporate income tax rates from 12.5 percent to 11.5 percent. In 2003, Royal Assent was received legislating the reduction of the general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid to be phased in over a five-year period.

The Trust's expected future income tax rate is approximately 35 percent at December 31, 2004 compared to 37 percent at December 31, 2003. The Trust recorded a future income tax recovery of $4.2 million in 2004.

The Trust recognized future income tax liabilities of $6.3 million in 2004 related to the acquisitions of the Tommy Lakes partnership interest and of a private company.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows.

		2004		2003
Income before income and other taxes	$	56,836,734	$	40,815,863
Statutory combined federal and provincial income tax rate		39.40%		40.98%
Expected income tax expense at statutory rates	$	22,396,371	$	16,726,341
Add (deduct) the income tax effect of:				
Non-deductible Crown charges		9,415,168		10,659,788
Resource allowance		(7,977,986)		(9,077,768)
Alberta Royalty Tax Credit		(163,804)		(117,822)
Reduction in corporate tax rate		(2,152,283)		(3,250,000)
Income attributable to the Trust, not subject to income tax		(24,177,995)		(16,259,305)
Capital tax		1,073,342		879,340
Other		(1,204,253)		(190,713)
Income and other taxes	$	(2,791,440)	$	(630,139)

The components of the future tax liability at December 31 are as follows:

		2004		2003
Capital assets in excess of tax value	$	48,849,568	$	48,640,477
Provision for asset retirement obligation		(4,014,953)		(2,743,147)
Non-capital losses		—		(2,662,029)
Other		(1,107,495)		(1,548,768)
Future income taxes	$	43,727,120	$	41,686,533

16. RELATED PARTY TRANSACTIONS

During 2004, the Trust paid $212,600 for legal services (2003 - $97,730) provided by a firm in which a current director is a partner.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

QUARTERLY INFORMATION

SUMMARY OF QUARTERLY RESULTS

	2004				2003				2002	
(000s OF DOLLARS, EXCEPT AS INDICATED)	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3[1] 39 Days
FINANCIAL										
Oil and gas revenues, before transportation system changes and royalties[2]	**39,233**	**37,979**	**42,284**	**30,677**	28,088	28,806	31,979	30,494	26,032	9,216
Funds flow from operations	**23,241**	**21,926**	**25,961**	**18,438**	17,129	15,200	16,764	16,715	14,184	4,818
Per Total Unit - basic	**$0.63**	**$0.59**	**$0.70**	**$0.57**	$0.54	$0.48	$0.57	$0.57	$0.49	$0.17
Cash distributions per Trust Unit	**$0.48**	**$0.45**	**$0.45**	**$0.42**	$0.42	$0.42	$0.42	$0.41	$0.33	$0.11
Payout ratio (per-Unit basis)	**77%**	**76%**	**64%**	**74%**	78%	87%	74%	71%	68%	66%
Net income	**15,451**	**13,546**	**17,286**	**13,346**	10,456	10,608	12,449	7,960	8,738	1,422
Per Unit - basic	**$0.42**	**$0.37**	**$0.47**	**$0.41**	$0.33	$0.34	$0.42	$0.27	$0.30	$0.05
Capital expenditures	**11,325**	**1,529**	**857**	**11,445**	4,749	2,796	50	9,214	3,666	481
Acquisition expenditures , net	**1,190**	**18,580**	**109,945**	**(15)**	142	13	20,062	–	605	–
Long-term debt plus working capital	**81,158**	**75,235**	**60,690**	**(39,893)**	23,611	23,650	27,545	38,767	36,534	38,076
Per unit - basic	**$2.18**	**$2.03**	**$1.64**	**$(1.08)**	$0.74	$0.75	$0.87	$1.33	$1.26	$1.33
Times funds flow from operations[3]	**0.9**	**0.9**	**0.6**	**(0.5)**	0.3	0.4	0.4	0.6	0.6	0.8
Total Trust Units - outstanding (000s)	**37,223**	**37,094**	**37,016**	**36,923**	31,822	31,667	31,493	29,180	28,966	28,736
Wtgd average Total Trust Units (000s)	**37,163**	**37,057**	**36,980**	**32,386**	31,759	31,631	29,458	29,106	29,106	28,605
OPERATIONS										
Average daily production										
Crude oil (bbls/d)	**1,903**	**1,932**	**2,027**	**2,122**	2,278	2,336	2,361	2,444	2,469	2,608
NGLs (bbls/d)	**724**	**776**	**703**	**472**	460	508	501	471	464	441
Natural gas (mcf/d)	**43,080**	**44,903**	**50,913**	**31,902**	32,476	33,593	36,815	34,158	32,911	26,101
BOE (@6:1)	**9,807**	**10,191**	**11,215**	**7,911**	8,151	8,443	8,997	8,608	8,419	7,400
Natural gas weighting	**73%**	**73%**	**76%**	**67%**	66%	66%	68%	66%	65%	59%
Average net product prices realized[4]										
Crude oil (CDN$/bbl)	**$41.28**	**$40.79**	**$40.07**	**$39.66**	$37.20	$39.07	$40.64	$45.84	$37.90	$38.83
NGLs (CDN$/bbl)	**$48.48**	**$45.48**	**$39.62**	**$39.59**	$29.66	$34.18	$30.78	$42.59	$35.70	$33.80
Natural gas (CDN$/mcf)	**$6.64**	**$6.01**	**$6.41**	**$6.65**	$5.78	$4.97	$5.60	$5.84	$4.83	$3.89
Netback per BOE										
Revenue[2]	**$40.82**	**$37.72**	**$38.85**	**$39.92**	$35.15	$32.67	$35.32	$38.50	$31.96	$29.41
Royalties, net of ARTC	**(9.36)**	**(9.22)**	**(9.45)**	**(10.20)**	(8.48)	(8.63)	(9.65)	(12.31)	(8.52)	(7.41)
Production expenses	**(3.76)**	**(3.31)**	**(2.52)**	**(3.78)**	(3.70)	(3.51)	(3.04)	(3.36)	(3.05)	(3.19)
Netback per BOE	**$27.71**	**$25.19**	**$26.88**	**$25.94**	$22.97	$20.53	$22.63	$22.83	$20.40	$18.81
Funds flow from operations per BOE	**$25.76**	**$23.39**	**$25.44**	**$25.61**	$22.84	$19.57	$20.48	$21.57	$18.31	$16.70
Wells drilled (gross)	**8**	**5**	**–**	**11**	10	4	–	9	7	–
TRUST UNIT TRADING STATISTICS										
Unit prices (based on daily closing price)										
High	**$21.39**	**$18.50**	**$15.95**	**$15.23**	$15.30	$14.50	$12.85	$11.74	$10.50	$9.10
Low	**$18.08**	**$15.37**	**$14.60**	**$12.90**	$13.25	$11.95	$10.80	$10.05	$8.85	$10.65
Close	**$19.97**	**$18.08**	**$15.50**	**$14.83**	$15.00	$13.46	$12.09	$11.30	$10.15	$10.63
Daily average trading volume	**139,144**	**101,752**	**106,869**	**112,614**	74,437	85,641	81,199	110,116	108,098	160,462

(1) THE ABOVE INFORMATION ONLY INCLUDES OPERATIONS OF FOCUS ENERGY TRUST WHICH COMMENCED OPERATIONS ON AUGUST 23, 2002.
(2) RESTATED AT DECEMBER 31, 2004 TO BREAK OUT THE TRANSPORTATION SYSTEM CHARGES SEPARATELY (INCREASES REVENUE AND RECORDS THIS NEW EXPENSE)
(3) LONG-TERM DEBT PLUS WORKING CAPITAL DIVIDED BY FUNDS FLOW FROM OPERATIONS FOR THE QUARTER ANNUALIZED
(4) REALIZED PRICES ARE NET OF HEDGING SETTLEMENTS AND TRANSPORTATION SYSTEM CHARGES